Branch 18 40-33



811-05387 (Franklin Mutual Series Fund Inc.)

FRANKLIN TEMPLETON INVESTMENTS

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

VIA FIRST CLASS MAIL


SEC MAIL PROCESSING
RECEIVED
JAN 19 2005
WASH., D.C. 213 SECTION

January 14, 2005

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: *Franklin Mutual Funds Fee Litigation*, Case No. 04-cv-982 (WJM) (RJH)

Ladies and Gentlemen:

Pursuant to Section 33(a) of the 1940 Act, we are enclosing for filing the following additional pleadings in the above-mentioned consolidated action, which we previously reported to your office:

1. Plaintiffs' Opposition to Defendants' Motion to Dismiss the Consolidated Amended Complaint;
2. Affidavit of Kim E. Miller in Support of Plaintiffs' Opposition to Defendants' Motion to Dismiss the Consolidated Amended Complaint with Exhibits A through G.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Please contact me with any questions at (650) 312-4843.

Sincerely,



Aliya S. Gordon
Associate Corporate Counsel



Encls.

cc: Barbara J. Green, Esq. (w/o encls.)
Murray L. Simpson, Esq. (w/o encls.)

16739-2



FRANKLIN TEMPLETON INVESTMENTS

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

VIA FIRST CLASS MAIL

January 14, 2005


RECEIVED
JAN 1 9 2005
WASH, D.C.
213
SECTION

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: *Franklin Mutual Funds Fee Litigation*, Case No. 04-cv-982 (WJM) (RJH)

Ladies and Gentlemen:

Pursuant to Section 33(a) of the 1940 Act, we are enclosing for filing the following additional pleadings in the above-mentioned consolidated action, which we previously reported to your office:

1. Plaintiffs' Opposition to Defendants' Motion to Dismiss the Consolidated Amended Complaint;
2. Affidavit of Kim E. Miller in Support of Plaintiffs' Opposition to Defendants' Motion to Dismiss the Consolidated Amended Complaint with Exhibits A through G.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Please contact me with any questions at (650) 312-4843.

Sincerely,



Aliya S. Gordon
Associate Corporate Counsel

Encls.

cc: Barbara J. Green, Esq. (w/o encls.)
Murray L. Simpson, Esq. (w/o encls.)

16739-2

Patrick L. Rocco (PR 8621)
Jennifer A. Sullivan (JS 6957)
SHALOV STONE & BONNER LLP
163 Madison Avenue
P.O. Box 1277
Morristown, New Jersey 07962-1277
(973) 775-8997

Liaison Counsel for Plaintiffs and the Class

Jerome M. Congress
Janine L. Pollack
Kim E. Miller
Michael R. Reese
MILBERG WEISS BERSHAD & SCHULMAN LLP
One Pennsylvania Plaza
New York, New York 10119-0165
(212) 594-5300

Lead Counsel for Plaintiffs and the Class

UNITED STATES DISTRICT COURT
DISTRICT OF NEW JERSEY

In re FRANKLIN MUTUAL FUNDS FEE LITIGATION	)	Document Filed Electronically
	)	MASTER FILE: 04-cv-982 (WJM) (RJH)
THIS DOCUMENT RELATES TO: ALL ACTIONS	)	

PLAINTIFFS' OPPOSITION TO DEFENDANTS' MOTION TO DISMISS THE CONSOLIDATED AMENDED COMPLAINT

TABLE OF CONTENTS

Page

TABLE OF AUTHORITIES

Page

FEDERAL CASES

STATE CASES

FEDERAL STATUTES

STATE STATUTES

I. PRELIMINARY STATEMENT

Defendants recently entered into a $20 million settlement with the Securities and Exchange Commission ("SEC") and an $18 million settlement with the California Attorney General for precisely the same practices complained of in this action[1] – *i.e.*, entering into secret agreements with broker-dealer firms under which Defendants improperly and illegally used millions of dollars in brokerage commissions to provide kickbacks to compensate those brokers for providing preferential marketing of the Franklin Funds.[2] Together with the allegations in Plaintiffs' Consolidated Amended Complaint (the "Complaint"), the results of the regulatory investigations that led to those proceedings confirm the strong factual basis for the allegations herein.

Defendants have moved to dismiss the Complaint[3] on a battery of grounds, all of which are futile. Defendants also argue that Plaintiffs' claims are derivative despite the fact that the Supreme Court has held that claims under §36(b) of the Investment Company Act ("ICA") are direct in nature, the fact that Plaintiffs allege deception of the investors rather than the funds, and the fact that Defendants' own

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[1] The SEC and California Attorney General settlements are attached to the Affidavit of Kim E. Miller ("Miller Aff.") as Ex. A and B, respectively.

[2] According to the SEC, Franklin used a total of $52 million in brokerage commission for these kickbacks. Miller Aff., Ex. A.

[3] All references to "¶ _" are to the Complaint, unless otherwise noted.

public filings admit the payments at issue directly impact the investors. Defendants complain that Plaintiffs do not have standing to bring claims on behalf of investors in other funds within the Franklin Fund complex, despite the facts that courts have framed this issue as one of compliance with Federal Rule of Civil Procedure 23, not of Article III standing, and that there is substantial authority to support the fact that Plaintiffs may properly assert class claims on behalf of investors in the other funds in the complex. Defendants also assert that no private right of action exists under §§34(b) and 36(a) of the ICA. To the contrary, the recognition of implied rights of action under these sections, which are geared toward protecting mutual fund investors, has a long, established history. Finally, Defendants' attempt to have Plaintiffs' state law claims preempted under the Securities Litigation Uniform Standards Act ("SLUSA") constitutes little more than a red herring -- by the plain language of that statute, it is inapplicable here.

Defendants' motion to dismiss should be denied in its entirety.

II. ARGUMENT

A. All But One of Plaintiffs' Claims Are Direct In Nature

1. Applicable Law

Plaintiffs preliminarily note that Defendants' argument that Plaintiffs' claims are derivative is patently erroneous with respect to Plaintiffs' §36(b) claim. The Supreme Court has held that such claims are primary and direct. *Kamen v. Kemper Fin. Svcs.*, 500 U.S. 90, 108 (1991) (holding that §36(b) claims are "direct rather than derivative").

Plaintiffs' remaining claims – except Count V, Plaintiffs' sole derivative claim – are properly pleaded as direct claims.

Although the Funds are organized under the laws of several states,[4] Defendants contend that the issue is governed by Maryland law. Def. Mem. at 5. Plaintiffs have adequately pled direct claims under the laws of Massachusetts,[5]

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[4] The determination of whether the nature of a plaintiff's claim under the ICA is direct or derivative is a question of state law. *Kamen*, 500 U.S. at 108. Out of the 106 Franklin Funds listed on Exhibit A to the Complaint, 47 are incorporated in Massachusetts, 40 in Delaware, 14 in Maryland, four in California and one in Illinois.

[5] Under Massachusetts law, "[w]hat differentiates a direct from a derivative suit is ... the source of the claim of right itself. . . . If the right flows from the breach of a duty owed directly to the plaintiff independent of the plaintiff's status as a shareholder, investor, or creditor of the corporation, the suit is direct." *Blasberg v. Oxbow Power Corp.*, 934 F. Supp. 21, 26 (D. Mass. 1996). Here, Defendants – the trustees and investment advisers of the funds – owe directly to the shareholders the fiduciary duty to disclose all material information regarding fund management, and the trustees have a duty to protect the interests of shareholders against those of the investment advisers. *See, e.g., SEC v. Steadman*, 798 F. Supp. 733, 744 (D.D.C. 1991) ("As a registered investment adviser, SSC violated ... its fiduciary duty to the Funds' shareholders ... by making material misrepresentations and omissions in the Funds prospectuses."); *Gartenberg v. Merrill Lynch Asset Mgmt., Inc.*, 528 F. Supp. 1038, 1047 (S.D.N.Y. 1981) ("[I]t is well settled that the investment adviser owes a duty of full disclosure to the trustees and shareholders of the fund."). Plaintiffs have also alleged that they were fraudulently induced to hold their investments in Franklin Funds. Such a claim is direct under Massachusetts law. *See Blasberg*, 934 F. Supp. at 26 dealing with the analogous situation of a fraudulently induced purchase, ("[I]f a plaintiff alleges that she, as an individual investor, was misled or defrauded in the purchase of her investment, this kind of claim is a 'direct' one.")

Delaware and Illinois,[6] and California.[7] Assuming *arguendo* Defendants are correct about choice of law, Plaintiffs' claims are also direct under Maryland law, because Plaintiffs allege an injury that is not simply "incidental" to the injury suffered by the corporation. *Waller v. Waller*, 187 Md. 185, 189-90 (1946).[8]

While a claim for director self-dealing (*Waller*) or corporate mismanagement (*e.g.*, *Tafflin v. Levitt*, 608 A.2d 817 (Md. 1992)) is derivative when there is no direct and distinct impact on shareholders, Defendants' wrongdoing here was not merely self-dealing or mismanagement. Defendants misled the class members with respect to their investments (unlike the situation in

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[6] Under Delaware and Illinois law, the pertinent issue is "who suffered the alleged harm (the corporation of the suing shareholders, individually); and who would receive the benefit of any recovery or other remedy (the corporation or the stockholders, individually)?" *Tooley v. Donaldson, Lufkin & Jenrette Inc.*, 845 A.2d 1031, 1033 (Del. 2004). *See also Sterling Radio Stations v. Weinstine*, 328 Ill. App. 3d 58, 62 (2002). Here, Plaintiffs' claims are direct as Plaintiffs are seeking the recovery of excessive fees paid by them.

[7] Similar to Maryland law, California law permits a shareholder to bring a direct action if the injury is "***not incidental to an injury to the corporation***." *Jones v. H. F. Ahmanson & Co.*, 1 Cal. 3d 93, 107 (1969) (emphasis added).

[8] The decision *In re Dreyfus Aggressive Growth Mutual Fund Litigation*, 2000 U.S. Dist. LEXIS 94, at *14 (S.D.N.Y. Jan. 6, 2000), cited by Defendants, misreads Maryland law to require that direct actions must allege a "special injury," separate and distinct from that suffered by other shareholders. However, the Maryland courts have not adopted the "special injury" test. *Strougo v. Bassini*, 282 F.3d 162, 172 (2d Cir. 2002). The Supreme Court of Delaware has found the concept of "special injury" "amorphous and confusing" and therefore "not helpful to a proper analytical distinction between direct and derivative actions." *Tooley*, 845 A.2d at 1035.

Tafflin, *supra*, in which the court held that the alleged wrongdoing did not involve fraud), and took action that directly increased the cost of class members' individual investments in the Franklin Funds. *E.g.*, ¶¶ 47, 77, 122.

2. The Fees At Issue Directly Increased Costs to The Class

Mutual fund companies such as the Franklin Funds are very different from traditional corporations in that the fund "is a pool of assets, consisting primarily of portfolio securities, belonging to the individual investors holding shares in the fund." *Burks v. Lasker*, 441 U.S. 471, 480 (U.S. 1979) (citation omitted). A mutual fund investment also differs from investing in a traditional corporation because:

> [a] mutual fund share represents a fractional ownership in a large investment account. It is, in essence, a service contract between the investor and the investment company whereby the investor places his money in the hands of the investment company in expectation of realizing a financial gain.

Baum v. Investors Diversified Services, Inc., 409 F.2d 872, 874 (7th Cir. 1969).

Consistent with these observations, Defendants' own Prospectuses and Statements of Additional Information ("SAIs") (incorporated by reference in the Complaint) acknowledge that the cost of investing in a Fund is not limited to the initial price of purchasing shares. That cost also includes additional fees and expenses subsequently imposed on the investors in connection with this service aspect of mutual fund investing. For example, prospectuses for *all* of the Funds state that a table in each prospectus that lists management and 12b-1 fees "describes the fees and expenses that *you may pay* if you buy and hold shares of the Fund." *See* the "Fees and Expenses" section of the Templeton Foreign Fund, dated January 1, 2003. Miller Aff., Ex. C. (Emphasis added.) Each table also lists the 12b-1 fees that are assessed against the accounts of each shareholder within a specific Franklin Fund. For example, the "Annual Fund Operating Expenses" section of Exhibit C states that 12b-1 fees for each class of investor are: .25% (class A); 1.00% (class B); 1.00% (class C); and .50% (class R). Those fees are specifically assessed against the interests of the shareholders themselves and the impact on the shareholder is direct.

Defendants cite two SEC Releases for the proposition that 12b-1 fees and fund brokerage commissions are fund, not shareholder, assets. Def. Mem. at 4-5. To the contrary, these Releases stand for the proposition that such assets belong to the funds *and their shareholders*, but not to the investment adviser. SEC Release No. IC-26356 specifically states that the improper use of 12b-1 fees and directed brokerage harms fund shareholders, noting:

> Foregoing an opportunity to seek lower commission rates, to use brokerage to pay custodial, transfer agency and other fund expenses, or to obtain any available cash rebates, ***is a real and meaningful cost to fund shareholders.***
>
> We believe that the way brokerage has been used to pay for distribution involves unmanageable conflicts of interest that may harm funds and fund shareholders.

2004 SEC LEXIS 418, at *20-21 (Feb. 24, 2004) (emphasis added). *See* SEC Release No. IC-26591, 2004 SEC LEXIS 2027, at *22-23 (Sept. 2, 2004) ("Fund advisers that overtrade fund portfolio securities ... or that fail to optimize transactions costs, ***impose real costs on fund investors***.") (emphasis added).[9]

Plaintiffs have specifically alleged that Defendants used shareholder money to cover the costs of revenue sharing and other improper arrangements instead of paying those costs out of their own pockets and have thereby increased the costs to shareholders. *See* ¶¶ 2, 3, 8, 47, 65, 77, 80, 83, 88, 103, 106, 119, 121, 127, 161. Such claims are direct.

3. The Excessive Fees Directly Impact Plaintiffs By Automatically Reducing Share Redemption Rates

Open-end mutual funds such as the Franklin Funds are required to issue "redeemable securities," which are defined as "any security . . . under the terms of which the holder, upon its presentation to the issuer . . . is entitled . . . to receive approximately *his proportionate share of the issuer's current net assets*, or the cash equivalent thereof." 15 U.S.C. § 80a-2(a)(32) (emphasis added). As stated in the SAI dated January 1, 2003 for the Templeton World Fund under the heading "Pricing Shares," the value of an investor's mutual fund is determined by

[9] Because Defendants failed to include these critical portions of the SEC Releases as part of their Exhibits D and E, Plaintiffs have attached the complete text of the SEC Releases as Exhibits D and E to the Miller Aff.

subtracting a fund's liabilities from its assets. Miller Aff., Ex. F.

The excessive fees and charges about which Plaintiffs complain immediately reduced the Funds' net asset values per share, decreasing the amount by which each shareholder is entitled to redeem his or her shares.[10] This has a direct impact on shareholders.

B. Plaintiffs Have Standing To Bring Their Claims On Behalf Of Investors In All Mutual Funds In The Franklin Fund Complex

Defendants do not deny that Plaintiffs have standing to assert their individual claims in connection with losses sustained by them on their own Franklin Fund investments. Plaintiffs' ability to assert claims as class representatives on behalf of shareholders in all of the Franklin Funds is not an issue of standing but rather an issue for class certification pursuant to Rule 23 and therefore premature to address prior to full briefing on that motion. Nevertheless, as discussed below, considerable authority supports Plaintiffs' ability to assert class claims on behalf of investors in the other Franklin Funds.

Standing is a prerequisite in any action, *see O'Shea v. Littleton*, 414 U.S. 488, 494 (1974), and a potential class representative must possess standing to

[10] Defendants also assert that Plaintiffs' prayer for the recovery of advisory fees on behalf of the Franklin Funds makes Plaintiffs' underlying claims derivative. However, the request for rescission of the investment advisory contracts on behalf of the funds relates exclusively to Plaintiffs' sole derivative claim under §215 of the IAA.

assert an individual claim. *See Gratz v. Bollinger*, 539 U.S. 244, 285 n.5 (2003). Once standing has been established, the plaintiff's ability to represent the class depends solely on whether the requirements of Rule 23 are met. As stated by the Supreme Court in *Sosna v. Iowa*:

> A named plaintiff in a class action must show that the threat of injury in a case such as this is "real and immediate," . . . This conclusion does not automatically establish that appellant is entitled to litigate the interests of the class she seeks to represent, *but it does shift the focus of examination from the elements of justiciability to the ability of the named representative to "fairly and adequately protect the interests of the class*." Rule 23(a).

419 U.S. 393, 402-03 (1975) (citations omitted) (emphasis added). *See Goodman v. Lukens Steel Co.*, 777 F.2d 113, 122 (3d Cir. 1985) ("the issue here is one of compliance with the provisions of Rule 23, not one of Article III standing."), *aff'd on other grounds*, 482 U.S. 656 (1987).[11] *Accord Hicks v. Morgan Stanley & Co.*, 2003 U.S. Dist. LEXIS 11972, at *19-20 (S.D.N.Y. July 16, 2003).

In a decision that is directly on point, *In re Dreyfus Aggressive Growth Mutual Fund Litigation*, 2000 U.S. Dist. LEXIS 13469 (S.D.N.Y. Sept. 19, 2000), the court certified plaintiffs who invested in one fund to represent purchasers in another fund, stating:

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[11] Even where courts have addressed this issue in terms of standing, the outcome has been the same. *See, e.g., Sutton v. Medical Serv. Ass'n*, 1993 U.S. Dist. LEXIS 9763, at *13 (E.D. Pa. July 20, 1993) (permitting a plaintiff to represent other ERISA plans in addition to his or her own).

> Courts have repeatedly held that on allegations such as these, class representatives need not have invested in each security so long as the plaintiffs have alleged a single course of wrongful conduct with regard to each security. Courts have not addressed this concern *vis a vis* the doctrine of standing but rather have examined such concerns pursuant to Rule 23(a)(3)'s typicality requirement.

Id. at *8. In *Dreyfus*, certification was supported by the same factors that exist in this case:

> the claims of the named plaintiffs and prospective class members derive from the same course of events. The plaintiffs have alleged that both Funds made similar misrepresentations and omissions. . . . And indeed the claims of the named plaintiffs and prospective class members are based on the same legal theories.

Id. at *14.

Similarly, in *ML-Lee Acquisition Fund, II, L.P.*, 848 F. Supp. 527 (D. Del. 1994), the court held that the proposed class representatives could not represent investors in a mutual fund that they did not own, finding the fund securities were "substantially identical" and "marketed pursuant to the same Prospectus which [was] the subject of many of Plaintiffs' allegations of wrongdoing." *Id.* at 61.

The Third Circuit has held that a plaintiff can represent a class, even where he does not have standing to assert the same claims of a subset of the class members, if their claims are similar and arise from defendants' violation of a single statute. *Haas v. Pittsburgh Nat'l Bank*, 526 F.2d 1083, 1088-89 (3d Cir. 1975).

Fallick v. Nationwide Mut. Ins. Co., 162 F.3d 410 (6th Cir. 1998), is also directly on point. There the plaintiff alleged that Nationwide breached its fiduciary duties with respect to the ERISA plan of which he was a member and other ERISA plans of which he was not a member. The district court dismissed the claims as to all ERISA plans other than the plaintiff's plan on standing grounds. *Id.* at 411-12. The Sixth Circuit reversed, holding that the district court's reasoning was "fundamentally flawed" because it confused the issue of a plaintiffs' Article III standing with the class representative requirements of Rule 23. *Id.* at 422. The court held "once a potential ERISA class representative establishes his individual standing to sue his own ERISA-governed plan, there is no additional constitutional standing requirement related to his suitability to represent the putative class of members of other plans to which he does not belong." *Id.* at 424.[12]

Cases in analogous contexts support plaintiffs' ability to represent investors in other Funds, in light of the similarity of all Class members' claims and the close interrelationship between the defendants.[13] *See, e.g., In re Prudential Sec. Inc. Ltd.*

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[12] In *Alves v. Harvard Pilgrim Health Care, Inc.*, 204 F. Supp. 2d 198 (D. Mass. 2002), plaintiffs brought an ERISA class action against five defendants. Even though neither plaintiff was ever a member of an ERISA plan that the defendants sponsored, the court concluded that "plaintiffs' claims against [defendants] should not be dismissed for lack of standing. Because these defendants [were] wholly[-]owned affiliates of [the corporate defendant], in which plaintiffs were participants, and the co-payment plan provisions [were] substantially the same, a single resolution of the dispute would be expeditious." *Id.* at 205.

[13] Alternatively, Plaintiffs have standing to pursue their claims on behalf of investors in all of the Franklin funds pursuant to the Juridical Link Doctrine. *See Haas*, 526 F.2d at 1096 (describing the "juridical link doctrine" as allowing a

P'ships Litig., 163 F.R.D. 200, 208 (S.D.N.Y. 1995) (plaintiffs could represent investors in other limited partnerships because of the "uniform course of improper conduct and standardized sales approach applied by defendants"); *Maywalt v. Parker & Parsley Petroleum Co.*, 147 F.R.D. 51, 56-57 (S.D.N.Y. 1993) (same).[14]

Defendants' citation to *Kauffman v. The Dreyfus Fund, Inc.*, 434 F.2d 727, 734-37 (3d Cir. 1970), is unhelpful to them. The *Kauffman* court's rejection of class certification was based on the understanding that plaintiff was bringing a derivative claim on behalf of a fund and seeking to use that derivative claim as a basis to bring a class action on behalf of other funds. *Id.* at 735. Because Plaintiffs are asserting direct claims, *Kauffman* is inapplicable. *Kauffman's* analysis is also clearly erroneous with respect to Plaintiffs' §36(b) claim because the Supreme Court subsequently held that §36(b) claims are direct. *Kamen*, 500 U.S. at 108.

As Defendants argue, under *Gollust v. Mendell*, 501 U.S. 115, 126 (1991),

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plaintiff to bring a class claim against a defendant as to which he or she lacks standing if "all defendants are juridically related and a single disposition of the entire dispute would be expeditious."). *See also, e.g., Moore v. Comfed Sav. Bank*, 908 F.2d 834, 838 (11th Cir. 1990).

[14] Many courts have similarly held that an investor in one type of a corporation's securities may represent purchasers of other types of the corporation's securities, when all purchasers were subjected to a common course of wrongful conduct. *See, e.g., In re American Continental Corp./Lincoln Sav. & Loan Sec. Litig.*, 794 F. Supp. 1424, 1461 (D. Ariz. 1992); *In re MobileMedia Sec. Litig.*, 28 F. Supp. 2d 901, 911 n.7 (D.N.J. 1998).

standing is grounded in a plaintiff's "distinct and palpable injury to himself" and his or her ability to "maintain a 'personal stake' in the outcome of the litigation ..." The Supreme Court has interpreted this standard broadly. As pointed out by the *Batra* Court in the mutual funds context, *Gollust* does not prevent a mutual fund shareholder from asserting claims regarding funds in which he did not invest if he has some financial interest in the claims involving the other funds. *Batra v. Investors Research Corp.*, 1991 U.S. Dist. LEXIS 14773, at *10 (W.D. Mo. Oct 4, 1991).

In *Batra*, Twentieth Century Investors ("TCI") was the registrant of twelve different funds or "series." *Id.* at *1. The Court held that by holding shares in one fund, the plaintiff had standing to sue on behalf of other funds because, *inter alia*, as a shareholder in the fund, plaintiff benefited from any recovery of excessive fees. The Court thus stated the following:

> [T]he *Gollust* holding nullifies the defendants' contention that the plaintiff cannot maintain an action on behalf of other funds where he held solely Cash Reserve securities. *Gollust* provides that where a plaintiff satisfies the statutory requirements, he need not continue to hold shares ***so long as he holds some financial interest in the outcome of the litigation. ... As a shareholder in the ... any other series, he benefits from any recovery of excessive fees by TCI.***

Id. at *10 (emphasis added).

Here all the Funds are alleged to have shared expenses at issue in the litigation, and an accounting with respect to all Funds is necessary to award relief to any. ¶ 44; p. 57 ¶ E. Therefore, Plaintiffs have a financial interest in the outcome with respect to all the Funds.

C. Plaintiffs State a Valid Claim Under §36(b)

1. The Pleading Standard for Demonstrating Excessive Fees Under §36(b) of the 1940 Act is Liberal

Defendants wrongly contend that for Plaintiffs' §36(b) claim to survive, Plaintiffs must have alleged detailed evidentiary facts showing that the fees charged are "so disproportionately large that they bore no reasonable relationship to the services rendered." Def. Mem. at 23 (citing *Migdal*, 248 F.3d at 326). To the contrary, recent decisions, including *Pfeiffer v. Bjurman, Barry & Associates*, 2004 U.S. Dist. LEXIS 16924, at *18 (S.D.N.Y. Aug. 26, 2004) and *Millenco L.P. v. Merc Advisors, Inc.*, 2002 U.S. Dist. LEXIS 19512, at *9-10 (D. Del. Aug. 21, 2002), have held that such detailed evidentiary pleading is not necessary to defeat a motion to dismiss. Rather, as the Supreme Court recently emphasized in *Swierkiewicz v. Sorema N.A.*, 534 U.S. 506, 512 (2002), Rule 8 only requires a pleading to give "a short and plain statement of the claim showing that the pleader is entitled to relief."

The *Pfeiffer* court sustained a §36(b) claim on similar facts to those asserted here and rejected the identical improper standard that Defendants seek here, stating that it contradicts both Rule 8 and the Supreme Court's holding in *Swierkiewicz*. The court held that "[i]t is unnecessary for the plaintiff to set forth evidentiary details to support [allegations concerning excessive fees]." *Pfeiffer*, 2004 U.S. Dist. LEXIS 16924, at *15 (citing *Gartenberg*, 694 F.2d at 933). As the *Pfeiffer* court explained:

> To prevail in this [§36(b)] action, the plaintiff will have to demonstrate that the fees were in fact excessive; that is, that the fees were so disproportionately large that they bore no reasonable relationship to the services actually provided and could not have been the product of an arm's length negotiation. ***Whether the plaintiff can meet this burden will be decided at a later stage of this action. The plaintiff's failure to do so in his pleading is not a ground for dismissal.***

Id. at *18 (emphasis added). *See also Millenco*, 2002 U.S. Dist. LEXIS 19512, at *9 (*Gartenberg* evidentiary standard for evaluating the reasonableness of a fee under §36(b) "does not set a pleading standard").[15]

The Complaint readily meets the applicable pleading standards. It details Defendants' scheme to charge excessive fees and commissions to Fund investors in order to pay brokers to steer additional investors into the Franklin Funds to further increase the advisory fees paid to Defendants. ¶ 3. The Complaint lists a number of the brokerages involved, provides the rate at which the preferential commission

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[15] In *Green v. Fund Asset Management., L.P.*, 19 F. Supp. 2d 227 (D.N.J. 1998), the court sustained a §36(b) claim where plaintiffs did not allege that the advisory fees were "excessive" or "disproportionate." The court found that §36(b) "is ***not expressly limited to situations in which the advisory fees received by an investment adviser were excessive, disproportionate or otherwise unreasonable***." *Id.* at 234 (emphasis added). Put simply, "[t]he statute encompasses the receipt of fees by an investment adviser in violation of the adviser's fiduciary duty." *Id.*

payments were paid, and describes the improper services rendered by the brokers in exchange for the payments under this program. ¶¶ 47, 63. The Complaint also alleges that payments were made in amounts that exceeded standard sales loads, commissions, and 12b-1 distribution fees. ¶ 6.

The Complaint alleges that the fees charged by Defendants were excessive because they violated Rule 12b-1, because there was no "reasonable likelihood" that the 12b-1 plans would benefit the Franklin Funds and their shareholders. ¶ 80. Plaintiffs also allege that the directors were not truly independent, *see, e.g.*, ¶¶ 92-97, and that Franklin Funds' management and other fees increased dramatically while the assets under management grew, thus negating any notion that economies of scale operated to the advantage of the fund holders.

Such allegations are sufficient to sustain a §36(b) claim. *See, e.g., Halligan v. Standard & Poor's/Intercapital, Inc.*, 434 F. Supp. 1082, 1084 (E.D.N.Y. 1977) (upholding §36(b) claim with bare allegation that defendants received improper compensation or payments of a material nature).[16]

2. Plaintiffs Have Standing To Bring Their §36(b) Claim

ICA §36(b) gives a security holder of a registered investment company the

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[16] Defendants also incorrectly assert the Complaint is defective because it does not allege the 12b-1 fee structure of every fund in the Franklin family. Def. Mem. at 25 n.13. However, as discussed above, Plaintiffs are not required to plead evidence about every individual transaction in order to state a claim.

right to bring an action against an investment adviser and its affiliates "on behalf of such company" for breach of fiduciary duty. *See* 15 U.S.C. § 80a-35(b). Plaintiffs bring their individual §36(b) claims on behalf of the investment companies in which they acquired shares and may serve as class representatives for the investors in all the Funds with respect to their §36(b) claims on behalf of those companies.

The Supreme Court has held that a plaintiff's right to sue under §36(b) is primary because mutual funds themselves have no claim under §36(b). *Daily Income Fund, Inc. v. Fox*, 464 U.S. 523 (1984). While an investor's recovery of damages under §36(b) goes to the fund, *only the individual investors* (and the SEC) *have the right to bring claims under that statute. Id.* at 535 n.11 (emphasis added).

In addition to their individual claims, Plaintiffs also have the traditional right under Rule 23 to bring claims for the benefit of other parties similarly situated who have been injured by the same wrongdoing – *i.e.*, investors in funds other than those owned by Plaintiffs with claims under §36(b). Plaintiffs therefore have standing to sue on their own behalf and may serve as class representatives to assert other shareholders' §36(b) claims.[17]

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[17] That plaintiffs assert their individual § 36(b) claims for the benefit of their Funds makes them no different from the many other class representatives who have individual claims only by virtue of their positions as trustee, guardian, or similar capacity. Such persons have routinely been certified as class representatives. *E.g.*, *Woodward v. Online Info. Svcs.*, 191 F.R.D. 502 (E.D.N.C. 2000).

In stating that an action may be brought "on behalf of such company," §36(b) describes the individual claim that may be asserted by an investor. Nothing in that language suggests that the only form of action that may be brought under this section is an individual claim, nor does §36(b) anywhere suggest that a plaintiff would be deprived of the traditional right of all litigants to assert a class claim if the requirements of Rule 23 are satisfied.

All the Funds share expenses. ¶ 44. Therefore, a payment by any one Fund generally reflects expenses incurred by another fund, and *vice versa*. To provide relief to any Fund under §36(b) in this matter, an accounting will have to take place with respect to *all* the Funds. In other words, given the unitary nature of the entire complex of the Franklin Funds, for all practical purposes, the "company" referenced in §36(b) is the entire family of Funds.

The legislative history of §36(b) specifically references the existence of fund complexes and confirms that, in such a situation, §36(b) requires the courts to evaluate the impact of Defendants' wrongful conduct on the entire complex. In discussing the addition of §36(b) to the ICA, the Senate Report states:

> In the event that court action is brought to enforce this fiduciary duty of the investment adviser as to compensation or payments received by him, it is intended that the court look at all the facts in connection with the determination and receipt of such compensation, including all services rendered to the fund or its shareholders and all compensation and payments received, in order to reach a decision as to whether the adviser has properly acted as a fiduciary in relation to such compensation. ***In the case of fund complexes, this could, under***

> ***certain circumstances, include consideration of services rendered by such investment advisers to other funds in such complex and compensation or payments made by such other funds for such services.***

ICA Amendments of 1969, S. Rep. No. 91-184, at 15 (1969).

Congress thus recognized that interrelated mutual fund complexes can require the courts to examine an adviser's activity *vis-à-vis* the entire complex in order to determine whether the adviser was obtaining excessive compensation for itself or its affiliates in breach of its fiduciary duties under §36(b). Bringing this claim as a class action on behalf of investors in all of the Funds best accomplishes this Congressional policy.

3. The Complaint Adequately Alleges That Excessive Fees Were Paid to Recipients Covered By §36(b)

Claiming that the payments at issue were made to unaffiliated brokers, Defendants erroneously seek dismissal based upon §36(b)(3), which provides that no claim for breach of fiduciary duty under §36(b) may be brought against "any person other than the recipient of such compensation or payments." To the contrary, Plaintiffs have adequately pled that "[t]he Investment Adviser Defendants ... compensated themselves out of investor assets for any payment made pursuant to revenue sharing agreements." ¶¶ 74, 80, 106(h), 108. Moreover, the Distributor Defendants received a portion of the 12b-1 fees. *See, e.g.*, SAI For Franklin Money Fund dated November 1, 2003, under the heading "Dealer

Compensation." Miller Aff., Ex. G. *See also* the Franklin Resources, Inc. 10-K for period ending September 30, 2003, under the heading "Sales Charges and Distribution and Service Fees," at pp. 10-11. Miller Aff., Ex. H. These allegations are more than sufficient to sustain a §36(b) claim. For example, in *Halligan*, 434 F. Supp. at 1084 (cited by Def. Mem. at 15),[18] the Court held that the mere allegation that "[a]ll of the defendants have directly or indirectly received from [Standard] compensation or payments of a material nature" was sufficient to bring plaintiff's claim within the requirement of §36(b)(3) that the action be against "the recipient of ... compensation or payments [for advisory services]." *Id.*

The Complaint alleges that in order to benefit themselves, Defendants caused payments of excessive brokerage commissions and soft dollars out of Fund and investor assets to the brokers. ¶¶ 106, 108, 110, 119, 127, 134. The use of fund assets for the adviser's own benefit in this manner constitutes compensation

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[18] The rest of the cases cited by Defendants are equally inapposite. In *Levy v. Alliance Capital Management L.P.*, 1998 U.S. Dist. LEXIS 16749 (S.D.N.Y. Oct. 26, 1998), the Court found that defendant Equitable's charges were insurance charges and not disguised investment adviser fees governed by §36(b). In *Untermeyer v. Dreyfus Liquid Assets Inc.*, [1976-77 Transfer Binder] CCH Fed. Sec. L. Rep. ¶95, 858 at 91,117-18 (S.D.N.Y.1977), the court was deciding a motion to amend the complaint and did not address allegations of excessive compensation paid to the adviser either directly or indirectly. In *Krinsk v. Fund Asset Management, Inc.*, 875 F.2d 404 (2nd Cir. 1989), the court dismissed the §36(b) claim because the fee was not alleged to be advisory compensation but was for "program" fees.

or other payment to the *adviser* to the extent of the benefit conferred, and therefore falls within §36(b). In *Fogel v. Chestnutt*, 533 F.2d 731 (2d Cir. 1975), *modified by* 668 F.2d 100 (2d Cir. 1981), the advisers had diverted commission payments to favored brokers who assisted the advisers in growing the size of the fund and doing research work for which the advisers were ostensibly being paid. The court favorably cited an SEC release concluding that:

> diversion of such commissions to benefit an investment company manager may be *viewed as additional compensation to the manager* for handling the portfolio transactions of the fund.

Id. at 739 (emphasis added). Although the SEC release dealt with a §17 violation, the *Fogel* court adopted its reasoning in holding that defendants had received excessive compensation in violation of §36(b). *Id.* at 745.

As in *Fogel*, Plaintiffs allege here that Defendants received excessive compensation by an enlargement of their fee resulting from the improper revenue sharing and directed brokerage payments to brokers.

4. NASD Rule 2830 Does Not Bar Plaintiffs From Asserting That 12b-1 Payments Violated §36(b)

Without citing any case law in support, Defendants argue that NASD Rule 2830 somehow implicitly nullifies the private right of action set forth under §36(b). Def. Mem. at 18-23. Rule 2830 applies "exclusively to the activities of [NASD] members in connection with the securities of companies registered under the Investment Company Act of 1940." NASD Rule 2830(a). In other words, the purpose of Rule 2830 is to regulate the conduct of brokers, not mutual fund advisors or distributors. While Rule 2830 limits Rule 12b-1 fees, it does not regulate the services provided in connection with the fees as §36(b) does.

Numerous courts and the SEC have repeatedly found that §36(b) applies to excessive fee claims regarding Rule 12b-1 payments. *See Meyer v. Oppenheimer Mgmt. Corp.*, 764 F.2d 76, 82-83 (2d Cir. 1985) (12b-1 payments challenged under §36(b)); *Pfeiffer*, 2004 U.S. Dist. LEXIS 16924, at *12 ("An action alleging that Rule 12b-1 expenses resulted in excessive compensation to a mutual fund's investment adviser is properly brought under §36(b) of the ICA."); *Krinsk v. Fund Asset Mgmt., Inc.,* 715 F. Supp. 472, 485 (S.D.N.Y. 1988), *aff'd*, 875 F.2d 404 (2d Cir. 1989); SEC December 2000 Report, DIVISION OF INVESTMENT MANAGEMENT: REPORT ON MUTUAL FUND FEES AND EXPENSES. Miller Aff., Ex. I. Indeed, when first proposing §36(b), the SEC stated that it:

> would apply to *all forms of compensation* paid by all investment companies to their affiliated persons. . . . Although advisory fees are the principal form of managerial compensation in the Investment company industry, *externally managed companies frequently pay fees for various nonadvisory services* . . . that preclude arm's-length bargaining.

SEC, Public Policy Implications of Investment Company Growth, H.R.Rep. No. 2337, 89th Cong., 2d Sess.144-145 (1966) (emphasis added) (footnote omitted).

Under Defendants' analysis, investors would be unable to challenge 12b-1 fees that do not exceed the Rule 2830 cap, yet provide no benefit whatsoever to fund investors. This result is untenable.

5. The Regulation of Rule 12b-1 Plans Under §22 of the ICA Does Not Preempt Plaintiffs' §36(b) Claim

Without any principled reason or authority to support their position, Defendants argue that Rule 12b-1 fees are exclusively governed by ICA §22(b), and all other remedies are preempted to prevent interference with this regulatory scheme. Def. Mem. at 18-23. To the contrary, the §36 remedy has co-existed for decades alongside the §22 regulatory scheme.[19]

Like many regulatory schemes, the §22(b) regulations place limits on the size of sales charges and 12b-1 fees. However, fees within the regulatory limits are still excessive if, as here, they are unreasonable under the circumstances. *See In re Nuveen Fund Litigation*, 1996 U.S. Dist. LEXIS 8071, at *45 (N.D. Ill. June 11, 1996) ("an investment adviser may attempt to extract fees while essentially providing no services, at all").

6. Plaintiffs' §36(b) Claim Against the Director Defendants Is Viable

Defendants argue that Plaintiffs may not bring a claim against the Director

[19] Despite the fact that both §36 and §22 were added to the ICA in 1970, nothing in the legislative history addresses an intention to preempt the newly-created §36 with §22. Indeed, when the SEC has spoken on the reach of the §36(b) private remedy, it has described it in expansive terms. *See supra* p. 22. Furthermore, adopting Defendants' approach would foreclose most private rights of action under the securities laws because virtually every aspect of the securities laws is governed by a complex regulatory scheme.

Defendants under §36(b) for compensation that they received in their capacity as directors. Nowhere in the Complaint do Plaintiffs allege that the Director Defendant would not be entitled to reasonable compensation for their duties as directors. Rather, the Complaint charges that the directors were being paid for acquiescing in the receipt of excessive compensation by the Advisors and other breaches of duty. *See, e.g.*, ¶¶ 69-85, 131-38.

Section 36(b) claims against directors have been upheld on a motion to dismiss based upon less detailed allegations with fewer facts. In *Halligan*, the court upheld Plaintiff's §36(b) claim against director defendants where plaintiff alleged "defendants have directly or indirectly received from [the Corporation] compensation or payments of a material nature." *Halligan*, 434 F. Supp. at 1084. The *Halligan* Court further stated that the allegation was "sufficient to bring plaintiffs' claim within the requirements of §36(b)(3) that the action be against 'the recipient of ... compensation or payments [for investment advisory services].'" *Id.* Plaintiffs' allegations against the Director Defendants are more than sufficient to state a claim pursuant to §36(b).[20]

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[20] The cases Defendant cites are unpersuasive. For example, in *Green v. Fund Asset Management, L.P.*, 286 F. 3d 682 (3rd Cir. 2002), *cert. denied*, 537 U.S. 884 (2002), on a motion for summary judgment, there was a sworn affidavit before the court stating that the directors had received no compensation.

D. Plaintiffs Have Stated Claims Under §§34(b) and 36(a) of the ICA

Defendants argue that no private right of action exists under §§34(b) and 36(a) of the ICA. Def. Mem. at 26-32. To the contrary, implied rights of action under ICA §§34(b) and 36(a) have a long, established history and fulfill Congress' clear intent under the ICA in order to protect mutual fund investors.

1. A Private Right of Action Exists With Respect to §34(b)

Defendants correctly cite the Supreme Court cases of *Gonzaga Univ. v. Doe*, 536 U.S. 273 (2002), and *Alexander v. Sandoval*, 532 U.S. 275, 286 (2001), as the leading precedent for determining whether an implied right of action exists. Def. Mem. at 26. *Gonzaga* and *Sandoval* state that "[t]he inquiry on the existence of an implied right of action 'begins with the text and structure of the statute...'" *Sandoval*, 532 U.S. at 286-88 n.7; *Gonzaga*, 536 U.S. at 284. However, Defendants have failed to follow *Sandoval* and *Gonzaga* or to examine the language of the statutory scheme established by §34(b).

Central to the determination of the existence of a private right of action is the examination of whether the statute discusses "the individuals [to be] protected." *Sandoval*, 532 U.S. at 289; *Gonzaga*, 536 U.S. at 284. If the text is not "phrased in terms of the person benefited," there exists "no implication of an intent to confer rights on a particular class of persons." *Id.* Conversely, language that focuses on the group of "individuals [to be] protected" strongly supports an implied right of action. *Sandoval*, 532 U.S. at 289.

Section 34(b) makes "it unlawful for any person to make any untrue statement of a material fact" in "any registration statement...or other document filed or transmitted pursuant to this title or the keeping of which is required pursuant to §31(a)." Section 31(a) of the ICA states that its requirements are intended "***for the protection of investors***." (Emphasis added.) Likewise, §8 of the ICA which sets out the reporting requirements for the registration statement discussed in §34(b) states that the purpose of such a registration statement is "***for the protection of investors***." (Emphasis added.)

That §34(b) is aimed at protecting investors is also evident from the fact that it proscribes omission of facts "necessary in order to prevent the statements made therein, in the light of the circumstances under which they were made, from being materially misleading." 15 U.S.C. §80a-33(b). This language only makes sense in the context of protecting investors, as the test for materiality focuses on the investor. *See, e.g., Mayhew v. Parker & Parsley Petroleum Co.*, 147 F.R.D. 51 (S.D.N.Y. 1993) (information deemed material if a "reasonable investor would necessarily change his investment decision based on the information, as long as a reasonable investor would have viewed it as significantly altering the 'total mix' of information available").[21]

Furthermore, unlike the Supreme Court's description of the statute at issue in *Sandoval*, the ICA does not suggest the lack of a private right of action by focusing on mechanisms other than lawsuits, such as administrative proceedings by private individuals or governmental withholding of funds.

The Third Circuit has not yet expressly addressed whether there is a private right of action under §34(b), but at least one court has expressly held that there is. In *Nuveen*, 1996 U.S. Dist. LEXIS 8071, at *25, the Court noted "the decisive question is whether Congress intended to provide such a right in enacting the statute." *Id.* at *11-12. Such congressional intent is necessarily "inferred from the language and structure of the statute, its legislative history, as well as by whether such a cause of action would be consistent with the statute's underlying scheme." *Id.* at *12.

When Congress passed the ICA in 1940, it explicitly granted jurisdiction "in all suits in equity and actions at law brought to enforce any liability or duty created by...regulations or orders thereunder." *Id.* at *12, citing 15 U.S.C. §80a-43.

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[21] Moreover, the "registration statement" discussed in § 34(b) is Form N-1A, which "provide[s] essential information about the Fund in a way that will help ***investors*** to make informed decisions about whether to purchase the Fund's shares described" therein. Miller Aff., Ex. J (Form N-1A at 6, C.2.(a)). (Emphasis added).

Moreover, §1(b) of the ICA directs courts to interpret its provisions liberally in order to "mitigate and, so far as is feasible, to eliminate the conditions enumerated in this section which adversely affect the national pubic interest and the interest of investors." *Id.* at *13, citing 15 U.S.C. §80a-1(b).

Equally important, "subsequent legislative history arising from amendments to the Investment Company Act indicates that Congress contemplated that the courts should imply private causes of action" for cases involving mutual funds. *Id.* Consequently, in the context of mutual funds, "[f]ederal courts have widely implied private causes of action under the ICA for over thirty years." *Id.* (citing *Fogel*, 668 F.2d at 110-11). While Congress has revisited the sections of the ICA involving mutual funds three times since courts began to imply such causes of action, ***it has never indicated its dissatisfaction with the practice of recognizing implied rights of actions that protected mutual fund investors.*** *See Merrill Lynch, Pierce, Fenner & Smith, Inc. v. Curran*, 456 U.S. 353 (1982).

Moreover, when Congress amended the ICA in 1980 to expand protection for mutual fund investors, the House Committee report made clear that it intended that private causes of action be recognized:

> The Committee wishes to make plain that it expects the courts to imply private rights of action under this legislation, where the plaintiff falls within the class protected by the statutory provision in question. Such a right would be consistent with and further Congress' intent ...

H.R. Rep. No. 1341, 96th Cong. 2d Sess., at 29 (1980), reprinted in 1980

U.S.C.C.A.N. 4800, 4810-11.

After conducting a thorough analysis of the above, the court in *Nuveen* concluded that "in light on the ICA's remedial purposes, the substantial line of precedent recognizing implied private rights of under the ICA,[22] and the legislative intent attendant to two subsequent amendments to the ICA," a private cause of action exists under §34(b). *Nuveen*, 1996 U.S. Dist. LEXIS 8071, at *11. Plaintiffs submit that *Nuveen's* analysis is correct.[23]

2. A Private Right of Action Exists With Respect to §36(a)

In arguing that no private cause of action exists under §36(a), Defendants ask this Court to ignore more than twenty years of precedent that clearly establishes that a private cause of action exists for §36(a). *See, e.g., Fogel*, 668 F.2d at 100; *Strougo*, 964 F. Supp. at 798; *ML-Lee Acquisition Fund*, 848 F. Supp. at 539. Defendants are also unable to cite a single case reflecting a court's refusal

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[22] The substantial line of precedent includes *Bancroft Convertible Fund, Inc. v. Zico Inv. Holdings, Inc.*, 825 F.2d 731, 736 (3d Cir. 1987); *Meyer*, 764 F.2d at 88; *McLachlan v. Simon*, 31 F. Supp. 2d 731, 737 (N.D. Cal. 1998); *Strougo v. Scudder, Stevens & Clark, Inc.*, 964 F. Supp. 783, 798 (S.D.N.Y. 1997); *In re ML-Lee*, 848 F. Supp. at 539-45; *Krome v. Merrill Lynch & Co.*, 637 F. Supp. 910, 917-20 (S.D.N.Y. 1986).

[23] The cases cited by Defendants in which the trial courts held a private cause of action did not exist, for §34(b) incorrectly assumed that *Sandoval*, and the Second Circuit's discussion of *Sandoval* in *Olmsted v. Pruco Life Ins. Co. of N.J.*, 283 F.3d 429, 435 (2d Cir. 2002), precluded any private right of action. Def. Mem. at 31. Thus, these decisions should be disregarded.

to recognize a private right of action under §36(a).

When discussing the amendment of ICA §36 that gave the SEC the ability to enforce §36(a), Congress expressly stated that this addition to the SEC's powers did not preclude investor's ability to also bring claims under §36(a):

> ***The Committee wishes to make plain that it expects the courts to imply private rights of action under this legislation, where the plaintiff falls within the class of persons protected by the statutory provision in question. Such a right would be consistent with and further Congress' intent in enacting that provision, and where such actions would not improperly occupy an area traditionally the concern of the state law. In appropriate instances, for example, breaches of fiduciary duty involving personal misconduct should be remedied under §36(a) of the [ICA]. With respect to business development companies, the Committee contemplates suits by shareholders as well as by the Commission, since these are the persons the provision is designed to protect, and such private rights of action will assist in carrying out the remedial purposes of §36.***

H.R. Rep. No. 1341, 96th Cong., 2d Sess., at 28-29 (1980), reprinted in 1980 U.S.C.C.A.N. 4810-11 (footnotes omitted) (emphasis added). Thus, Congress has "expressly approve[d] the position of those courts which, following the 1970 amendments, held that private causes of action should be implied from the Investment Company Act." *Bancroft Convertible Fund*, 825 F. 2d at 736.

The plain language of §36(a) also shows that a private right of action exists. As stated above, a private right of action exists if the statute mentions the group of "individuals [to be] protected." *Sandoval*, 532 U.S. at 289; *Gonzaga*, 536 U.S. at 284. Section 36(a) does exactly that, stating in no uncertain terms that it is for ***"the***

protection of investors." 15 U.S.C. 80a-36(a) (emphasis added). Consequently, Defendants' motion to dismiss the 36(a) claim must be denied.

E. With Respect to Plaintiffs' Sole Derivative Claim Under §215 of the IAA, Demand Was Excused

Defendants also contend that Plaintiffs have failed to comply with the demand requirements of Rule 23.1. Def. Mem. at 10. However, the Complaint contains allegations showing that demand on the directors is excused. ¶¶ 92-100. Therefore, Plaintiffs' sole derivative claim (Count V) is adequately pleaded.[24]

The law governing demand futility is determined by the state of incorporation of the mutual fund. *Kamen*, 500 U.S. at 108-09. Although the greatest number of Franklin Funds is incorporated in Massachusetts, Defendants argue that Maryland law (which has slightly greater demand requirements) should apply to all Funds on this issue. Def. Mem. at 10. Nevertheless, regardless of whether the law of the State of Massachusetts, Delaware, Maryland, California or Illinois is applied, demand is excused.

Under Massachusetts law, "a plaintiff 'must establish that ... all available means to obtain relief through the corporation itself' are exhausted by making demand on the corporations' board of directors to prosecute the litigation." *Harhen*

[24] If the court were to find that any other of Plaintiffs' claims are derivative in nature, demand would be excused for the same reasons discussed herein in connection with the IAA §206/215 claim.

v. Brown, 730 N.E.2d 859, 865 (Mass. 2000) (internal quotation omitted). However, courts may dispense with the demand requirement "provided it appears by appropriate allegations that [demand] would have been an idle ceremony." *Bartlett v. New York*, 109 N.E. 452, 454 (Mass. 1915). Mass. R. Civ. P. 23.1 codifies both the demand requirement and its exception, excusing shareholders from making an initial demand if they "allege with particularity ... the reasons ... for not making the effort." Mass. R. Civ. P. 23.1. Therefore, although Plaintiffs here do not dispute their failure to make a demand upon the Trustees of Franklin Funds prior to filing their derivative claim (Count V), the Court must nonetheless allow their claim to go forward as they have alleged particular facts showing that demand would have been futile in this case.

In Massachusetts, the status of a majority of the board as either "interested" or "disinterested" is the determining factor in a demand futility case. *Harhen*, 730 N.E.2d at 864. A director is "interested," if he has

> a material pecuniary interest in the transaction or conduct (other than usual and customary directors' fees and benefits) ... that ...would reasonably be expected to affect the director's or officer's judgment in a manner adverse to the corporation; [or] is subject to a controlling influence by a party to the transaction or conduct or a person who has a material pecuniary interest in the transaction or conduct, and that controlling influence could reasonably be expected to affect the director's...judgment.

Harhen, 730 N.E.2d at 865 n.5 (quoting the ALI Principles of Corporate Governance: Analysis and Recommendations § 1.23 (1994)).

Plaintiffs allege with particularity that as a majority of the directors had significant pecuniary interests in the challenged transactions, the Board could not reasonably be expected to "exercis[e] its power and authority to pursue the derivative claims directly." *White v. Panic*, 783 A. 2d 543, 551 (Del. 2001). ¶¶ 95-100.

Furthermore, despite Defendants' argument to the contrary (Def. Mem. at 11), all the directors may be considered "interested" as Plaintiffs have alleged specific facts to show that they violated their fiduciary duties by knowingly authorizing the acts that are alleged to be breaches of fiduciary duty in the Complaint, including those acts that violated §§ 206 and 215 of the IAA. *Id.*

Under Delaware, California, and Illinois law,[25] the futility of a pre-suit demand is established if, accepting the well-pleaded allegations as true, the plaintiff raises "a reasonable doubt" that either (1) the directors are disinterested or independent; *or* (2) the challenged transaction was otherwise the product of a valid exercise of business judgment. *Aronson v. Lewis*, 473 A.2d 805, 814 (Del. 1984). Under the first prong of this test, Plaintiffs have adequately alleged demand futility by pleading the Director Defendants have divided loyalties, improper motives, and

[25] Illinois and California apply Delaware's demand futility test. *See Oakland Raiders v. NFL*, 93 Cal. App. 4th 572, 587 (Cal. Ct. App., 2001); *Silver v. Allard*, 16 F. Supp. 2d 966, 969 (D. Ill. 1998).

improper conflicts of interest. *In re Abbott Labs. Derivative S'holders Litig.*, 325 F.3d 795, 807 (7th Cir. 2003) (quoting *Aronson*, 473 A.2d at 812).

Under Maryland law, demand is excused because a majority of directors are incapable of making an independent and disinterested decision. Under *Werbowsky v. Collomb*, 766 A.2d 123, 135, 143 (Md. 2001), demand is excused when:

> (1) a demand, or a delay in awaiting a response to a demand, would cause irreparable harm to the corporation, or (2) a majority of the directors are so personally and directly conflicted or committed to the decision in dispute that they cannot reasonably be expected to respond to a demand in good faith and within the ambit of the business judgment rule.

Id. at 144.

Plaintiffs have demonstrated that demand is futile under the second prong of this test. ¶¶ 74, 75, 92-100. While *Werbowsky* provides the standard for demand, *Werbowsky* did not involve an investment company. Other cases involving the interpretation of Maryland's law on demand in the investment company context provide guidance. For example, in *Strougo v. Scudder, Stevens & Clark, Inc.*, 964 F. Supp. 783 (S.D.N.Y. 1997), the court, applying Maryland law, excused demand as futile where three directors sat on between four and fifteen boards and made between $ 54,000 and $132,023, noting that: "the receipt of substantial remuneration from a fund complex does call into question the director's independence from the manager of that complex." *Id.* at 795. Plaintiffs have alleged that the Franklin directors are acting in the interests of the adviser, are being compensated "excessive[ly]," and typically serve on a far greater number (*e.g.*, over 100) of multiple boards. ¶¶ 74, 75. Therefore, the directors are not independent and demand is excused.

Finally, while "the mere threat of personal liability for approving a questioned transaction, standing alone, is insufficient...in rare cases a transaction may be so egregious on its face that board approval cannot meet the test of business judgment, and a substantial likelihood of director liability therefore exists." *Aronson v. Lewis*, 473 A.2d 805, 815 (Del. 1984). The facts alleged in the Complaint show that this is such an exceptional case. By consciously disregarding their fiduciary duties, all the individual defendants have a substantial likelihood of personal liability and must be considered "interested." *See, e.g., Trump Hotels S'holder Derivative Litig.*, 2000 U.S. Dist. LEXIS 13550 (S.D.N.Y. 2000).

F. Plaintiffs' State Law Claims Are Viable

1. The State Law Claims Are Proper Under 28 U.S.C. §1367(c)(1)

Defendants argue that since Plaintiffs' state law claims raise "complex issues," they should be dismissed pursuant to 28 U.S.C. § 1367(c)(1). Defs. Mem. at 36. To the contrary, the state law claims are proper pursuant to 28 U.S.C. §1367(a), as they are based on the same actions by Defendants that the federal claims are based upon. ¶ 165. *See generally* ¶¶ 49-68.[26] Therefore, this Court has jurisdiction over the state law claims pursuant to 28 U.S.C. §1367.[27]

2. Plaintiffs' Claims Are Not Preempted By SLUSA

Defendants' contention that Plaintiffs' state law claims are preempted by SLUSA is wrong. Congress passed SLUSA in 1998 to correct a perceived "'federal flight' loophole" in the Private Securities Litigation Reform Act, which had imposed a stricter pleading standard for fraud claims and enacted certain procedural requirements for securities class actions. *See, e.g., Spielman*, 332 F.3d at 116. However, SLUSA only preempts certain limited types of state law-based claims including the purchase or sale of limitation is consistent with the well-established principle that to allege claims under the federal securities laws, a plaintiff must state a claim "in connection with the purchase or sale" of a security.

SLUSA does not preempt Plaintiffs' state law claims because these claims are asserted only on behalf of persons in their capacity as ***holders***, not as purchasers or sellers.

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[26] Plaintiffs concede that there is no viable claim under the New Jersey Consumer Fraud Act, N.J.S.A. 56:8-1 *et seq*., and N.J.S.A. 56:8-2.

[27] Even if the federal claims in this case were dismissed, the Court has discretion to retain supplemental jurisdiction under 28 U.S.C. § 1367 to the extent that "values of judicial economy, convenience, fairness, and comity" warrant doing so. *Hudson United Bank v. Litenda Mortg. Corp.*, 142 F.3d 151, 157 (3d Cir. 1998) (citation omitted).

Claims made in connection with the ***holding*** of a security lack standing under the federal securities laws because they are not in connection with a purchase or sale. *See, e.g., Blue Chip Stamps v. Manor Drug Stores*, 421 U.S. 723, 748 (1975) (standing for §10(b) of the Securities Exchange Act of 1934 is limited to purchasers and not holders).

Allowing Plaintiffs' state law claims to proceed is also consistent with the plain language of SLUSA. *See, e.g., Spielman v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 332 F.3d 116 (2d Cir. 2003) (noting that SLUSA does not preclude all state enforcement or private causes of action in securities fraud cases); *Gordon v. Buntrock*, 2000 U.S. Dist. LEXIS 5977, at *6 (N.D. Ill., Apr. 28, 2000) (explaining that the plain language of the statute provides that only those covered class actions which allege misrepresentations in connection with the purchase or sale of a covered security shall be removable to federal court).

3. Plaintiffs' §48 Claim Is Viable

For the reasons stated above, Plaintiffs have sufficiently pled actionable claims under §§34(b), 36(a) and 36(b) of the ICA, and therefore their §48(a) claim for control person liability is legally sufficient. *See, e.g., In re Merrill Lynch & Co., Inc. Research Reports Sec. Litig.*, 272 F. Supp. 2d 243, 264 (S.D.N.Y. 2003) (control person liability requires plaintiff to state a claim for a primary violation of the federal securities law).

Defendants argue that there is no implied right of action under §48(a). Section 48(a) imposes liability on control persons for violations of §§ 34(b), 36(a) and 36(b) of the ICA. Defendants fail to cite any legal support for their position and the case law clearly shows that a private right of action exists for §48(a).[28] Consequently, Defendants' motion to dismiss the §48(a) claim must be denied.[29]

Defendants next argue that there was no "procurement" of a violation of the ICA. Def. Mem. at 34.[30] Plaintiffs have adequately alleged that Franklin caused the Distributor Defendants and the Investment Adviser Defendants to violate the ICA in contravention of §48(a) of that statute. *See, e.g.*, ¶¶ 140, 143. Courts have consistently held that such allegations are sufficient to establish violations of §48(a).[31]

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[28] The only case law Defendants cite concerns general statutory construction unrelated to §48.

[29] For example, in *Jerozal v. Cash Reserve Management, Inc.*, 1982 U.S. Dist. LEXIS 16566, at *19 (S.D.N.Y. Aug. 10, 1982), the court specifically examined the issue and held that a private right of action exists under §48(a), noting "it appears only logical to give [such] effect to §48(a)." *Id.*

[30] Defendants' contention that Plaintiffs have not alleged that Franklin "procured" violations of the ICA is a red herring because §48(a) does not require a talismanic invocation of the word "procure" for Plaintiffs to establish a violation of the statute. Indeed, as Defendants concede, the word "procurement" does not actually appear in the body of the statute, which instead makes it unlawful "to cause" a defendant to engage in certain conduct. 15 U.S.C. §80a-47(a).

[31] *Strougo*, 964 F. Supp. at 806 (allegations "that the purportedly 'independent' directors of the Fund were in fact controlled by the Scudder Defendants, who

Moreover, none of the authorities cited by Defendants suggest that Plaintiffs' allegations that Defendants "caused" the breaches of the ICA Plaintiffs allege are in any way deficient. The SEC Litigation Release and No-Action Letter cited by Defendants merely echo the words of §48(a) without providing any guidance as to what allegations are sufficient to establish that one defendant "caused" another to violate the ICA.[32] In *Clemente Global Growth Fund, Inc. v. Pickens*, 729 F. Supp. 1439, 1443 (S.D.N.Y. 1990), the court *denied* a summary judgment motion directed at a §48(a) claim.

III. CONCLUSION

For the foregoing reasons, the Complaint should be sustained in its entirety.[33]

'caused' the independent directors to approve the Rights Offering" were sufficient to establish a § 48(a) violation), *overruled on other grounds*, *Olmsted v. Pruco Life Ins. Co. of New Jersey*, 283 F.3d 429 (2d Cir. 2002); *In re ML-Lee Acquisition*, 848 F. Supp. at 545 (allegations "that the transactions at issue in the Complaint were undertaken illegally between 'affiliated' entities and that the alleged controlling Defendants caused those actions to be taken" were sufficient to establish a §48(a) claim); *Dowling v. Narragansett Capital Corp.*, 735 F. Supp. 1105, 1110, 1123 (D.R.I. 1990).

[32] *SEC v. M-Wesley Groshans & Brokers Cap. Mgt., Inc.*, 1990 WL 322073, at *2 (E.D. Pa. Oct. 19, 1990) (merely noting that §48(a) "prohibits a person from doing any act through another person which would be unlawful for that person to do himself"); *Axe Houghton*, SEC No-Action Letter, 1973 SEC No-Act. LEXIS 1123, at *6 (Dec. 16, 1973) (stating that § 48(a) "prohibits devices which accomplish indirectly that which cannot be done directly").

[33] In the event that all or any portion of Plaintiffs' Complaint is dismissed,

Dated: January 13, 2005

SHALOV STONE & BONNER LLP



By: ________________________

Patrick L. Rocco (PR8621)
Jennifer A. Sullivan (JS 6957)
163 Madison Avenue, P.O. Box 1277
Morristown, New Jersey 07962-1277
(973) 775-8997

Liaison Counsel for Plaintiffs and the Class

MILBERG WEISS BERSHAD & SCHULMAN LLP
Jerome M. Congress
Janine L. Pollack
Kim E. Miller
Michael R. Reese
One Pennsylvania Plaza
New York, New York 10119-0165
(212) 594-5300

Lead Counsel for Plaintiffs and the Class

Plaintiffs respectfully request leave to replead pursuant to Fed. R. Civ. P. 15(a).

Patrick L. Rocco (PR 8621)
Jennifer A. Sullivan (JS 6957)
SHALOV STONE & BONNER LLP
163 Madison Avenue
P.O. Box 1277
Morristown, New Jersey 07962-1277
(973) 775-8997

Liaison Counsel

Jerome M. Congress
Janine L. Pollack
Kim E. Miller
Michael R. Reese
**MILBERG WEISS BERSHAD
& SCHULMAN LLP**
One Pennsylvania Plaza
New York, New York 10119-0165
(212) 594-5300

Lead Counsel for Plaintiffs and the Class

**UNITED STATES DISTRICT COURT
DISTRICT OF NEW JERSEY**

In re FRANKLIN MUTUAL FUNDS FEE LITIGATION	) Document Filed Electronically
	) MASTER FILE: 04-cv-982 (WJM) (RJH)
THIS DOCUMENT RELATES TO: ALL ACTIONS	)

**AFFIDAVIT OF KIM E. MILLER IN SUPPORT OF
PLAINTIFFS' OPPOSITION TO DEFENDANTS' MOTION TO DISMISS
THE CONSOLIDATED AMENDED COMPLAINT**

STATE OF NEW YORK)
) ss.:
COUNTY OF NEW YORK)

KIM E. MILLER, being duly sworn, deposes and says:

1. I am a member of the law firm of Milberg Weiss Bershad & Schulman LLP, Lead Counsel for Plaintiffs, and an attorney at law admitted to practice *pro hac vice* in New Jersey for the above-captioned action (the "Action").

2. I submit this affidavit to place before the Court certain information that is relevant to Plaintiffs' Opposition to Defendants' Motion to Dismiss filed in the Action.

3. Attached hereto as Exhibit A is a true and correct copy of the December 13, 2004 Securities and Exchange Commission ("SEC") Order Instituting Administrative and Cease-and-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions in *In the Matter of Franklin Advisers, Inc. and Franklin/Templeton Distributors, Inc.*

4. Attached hereto as Exhibit B is a true and correct copy of the November 17, 2004 press release announcing the settlement between California Attorney General Bill Lockyer and Franklin/Templeton Distributors, Inc.

5. Attached hereto as Exhibit C is a true and correct copy of the relevant portions of the prospectus for the Templeton Foreign Fund, dated January 1, 2003.

6. Attached hereto as Exhibit D is a true and correct copy of SEC Release No. IC-26356, 2004 SEC LEXIS 418 (February 24, 2004).

7. Attached hereto as Exhibit E is a true and correct copy of SEC Release No. IC-26591, 2004 SEC LEXIS 2027 (September 2, 2004).

8. Attached hereto as Exhibit F is a true and correct copy of the relevant portions of the Statement of Additional Information ("SAI") for the Templeton World Fund, dated January 1, 2003.

9. Attached hereto as Exhibit G is a true and correct copy of the relevant portions of the SAI for the Franklin Money Fund, dated November 1, 2003.

10. Attached hereto as Exhibit H is a true and correct copy of the relevant portions of the 10-K for Franklin Resources, Inc., dated September 30, 2003.

11. Attached hereto as Exhibit I is a true and correct copy of the SEC December 2000 Report entitled "Division of Investment Management: Report on Mutual Fund Fees and Expenses."

12. Attached hereto as Exhibit J is a true and correct copy of SEC Form N-1A.

I declare that the foregoing statements made by me are true. I am aware that if any of the foregoing statements made by me are willfully false, I am subject to punishment.

Dated: January 13, 2005



KIM E. MILLER

Sworn to and subscribed before me
this 13th day of January 2005.



Notary Public

STACY REDMAN
Notary Public, State of New York
No. 01RE6030752
Qualified in Kings County
Commission Expires 9/20/05

EXHIBIT A



UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 50841 / December 13, 2004

INVESTMENT ADVISERS ACT OF 1940
Release No. 2337 / December 13, 2004

INVESTMENT COMPANY ACT OF 1940
Release No. 26692 / December 13, 2004

Admin. Proc. File No. 3-11769

In the Matter of Franklin Advisers, Inc. and Franklin/ Templeton Distributors, Inc., Respondents.	:	ORDER INSTITUTING ADMINISTRATIVE AND CEASE-AND-DESIST PROCEEDINGS, MAKING FINDINGS, AND IMPOSING REMEDIAL SANCTIONS AND A CEASE-AND-DESIST ORDER PURSUANT TO SECTIONS 203(e) AND 203(k) OF THE INVESTMENT ADVISERS ACT OF 1940, SECTIONS 9(b) AND 9(f) OF THE INVESTMENT COMPANY ACT OF 1940, AND SECTION 15(b) OF THE SECURITIES EXCHANGE ACT OF 1934

I.

The United States Securities and Exchange Commission (the "Commission") deems it appropriate and in the public interest that administrative and cease-and-desist proceedings be, and hereby are, instituted pursuant to Sections 203(e) and 203(k) of the Investment Advisers Act of 1940 ("Advisers Act"), Sections 9(b) and 9(f) of the Investment Company Act of 1940 ("Investment Company Act") and Section 15(b) of the Securities Exchange Act of 1934 ("Exchange Act") against Franklin Advisers, Inc. ("FA" or "Franklin Advisers") and Franklin/ Templeton Distributors, Inc. ("FTDI") (collectively, the "Respondents").

II.

In anticipation of the institution of these proceedings, Respondents have submitted an Offer of Settlement (the "Offer") that the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission or in which the Commission is a party, and without admitting or denying the findings, except those findings pertaining to the jurisdiction of the Commission over them and the subject matter of these proceedings, Respondents consent to the entry of this Order Instituting Administrative and Cease-and-Desist

Proceedings, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order Pursuant to Sections 203(e) and 203(k) of the Investment Advisers Act of 1940, Sections 9(b) and 9(f) of the Investment Company Act of 1940, and Section 15(b) of the Securities Exchange Act of 1934 ("Order") as set forth below.

III.

On the basis of this Order and Respondents' Offer, the Commission finds[1] that:

Respondents

1. FA is an investment adviser registered with the Commission and headquartered in San Mateo, California. FA provides investment advisory, portfolio management, and administrative services to a majority (though not all) of the mutual funds in the Franklin Templeton Investments complex.[2] As of January 31, 2004, FA had $138.4 billion in assets under management.

2. FTDI is a broker-dealer registered with the Commission and headquartered in St. Petersburg, Florida. FTDI provides sales and marketing services and acts as the principal underwriter and distributor of shares of most of the U.S.-registered mutual funds in the Franklin Templeton Investments complex. FTDI earns fees and commissions in connection with the sale of the FT Fund shares.

Summary

3. Between 2001 and 2003, Franklin Templeton Investments ("Franklin" or "FT"), a global mutual fund complex, entered into inadequately disclosed agreements with 39 broker-dealer firms. Pursuant to those agreements, FT used $52 million in brokerage commissions --which were fund assets -- to compensate those broker-dealers for providing preferential marketing of the funds. The use of fund brokerage commissions in lieu of cash payments by FTDI for these marketing arrangements created potential conflicts of interest that should have been, but were not, adequately disclosed to the FT Fund Boards of Directors and FT fund shareholders. These agreements with the broker-dealers, known as "shelf space" agreements, bought placement on certain broker-dealers' lists of recommended mutual funds and on the brokers-dealers' websites, among other things. The objective in entering into the shelf space agreements was to increase sales of the FT funds.

4. FTDI, the principal underwriter and distributor of shares of most of the FT mutual funds, negotiated the terms of the shelf space arrangements and attempted to have each broker-dealer receive the amount contemplated in its agreement with FTDI. FA, which provides investment advisory, portfolio management, and administrative services to a majority of the FT mutual funds, had the duty to inform the fund directors and shareholders of potential conflicts of interest.

5. FA, aided and abetted by FTDI, failed to adequately disclose that the shelf space arrangements shifted marketing expenses from FTDI to fund shareholders. They also failed to disclose that if the shelf space agreements successfully increased fund sales, FA would benefit from an increase in its compensation, which was calculated as a percentage of total assets under management. In addition, because FTDI asked FT's traders to meet specific

directed brokerage targets for certain broker-dealers, FT risked executing trades in a manner inconsistent with shareholder interests. Finally, without knowledge of these agreements, the Boards were unable adequately to evaluate the funds' overall marketing expenses and other issues.

6. By engaging in the inadequately disclosed practice of using fund assets for shelf space, FA and FTDI violated the securities laws. FA and FTDI also violated the law by not ensuring that the commission payments for shelf space were assets of the specific fund promoted by the broker-dealer. As a result, some funds may have been improperly disadvantaged in that the assets of those funds were used for the benefit of other funds.

FTDI Used Brokerage Commissions To Pay For Shelf Space

7. Between January 2001 and the end of 2003, FTDI negotiated shelf space agreements with banks and broker-dealers. Under these agreements, FTDI agreed to pay the broker-dealers for heightened access to the broker-dealers' distribution or sales systems. The heightened access included placement of certain Franklin funds on the brokers' websites and lists of preferred mutual funds, access to brokers, participation in broker conferences, and other advantages. Senior FTDI officers negotiated these deals for FTDI.

8. For the period 2001 through 2003, FTDI sent 39 broker-dealers a total of $52 million in brokerage commissions "directed" as a credit for shelf space arrangements. When the FT traders directed brokerage to the broker-dealers with whom they had shelf space agreements, commissions on mutual fund portfolio trades were used to offset shelf space payments. These brokerage commissions were fund assets. FTDI made some payments in cash, but cash payments were an expense to FTDI. So, FTDI preferred to avoid the cost through the use of directed brokerage. This use of commissions created potential conflicts of interest that needed to be adequately disclosed.

9. When FTDI paid for shelf space with brokerage commissions, it did so according to a ratio calculation. If, for example, the shelf space agreement contemplated that FTDI would pay $100,000 in cash to a broker-dealer for fund sales and assets, some broker-dealers would allow FTDI to satisfy the agreement with $130,000 in brokerage commissions pursuant to an agreed ratio of 1:1.3. If the brokerage commission payments did not cover the specified amount for shelf space, FTDI would pay the balance in cash. It was more beneficial for FTDI to pay for shelf space with brokerage commissions than cash because FTDI was able to avoid using its own assets for the marketing expense.

10. FA also benefited from the payment of directed brokerage commissions for shelf space agreements insofar as increased fund sales generated increased assets under management, which in turn generated increased management fees for FA.

11. FTDI tracked compliance with the shelf space agreements, most of which were oral, though still definite and specific. FTDI recorded the terms and brokerage targets on a spreadsheet identifying all the broker-dealers who had agreed to accept brokerage in lieu of hard cash payments. FT's trading department established targets for brokerage commissions that would be directed to the various broker-dealers pursuant to the negotiated agreements. As the year progressed, the targets were circulated to the FT trading department as a monthly update showing progress toward the shelf

space targets. Toward the end of the year, these reports were distributed weekly rather than monthly to ensure that the traders received up-to-date information on target completion. Toward the end of the fiscal year, the FTDI account managers responsible for maintaining specific broker-dealer relationships would sometimes tell the FT trading department that they were short of reaching that year's brokerage target for one of the broker-dealers. They would ask the FT traders to direct more brokerage to that broker-dealer in order to meet the target and subject to best execution, the FT traders were generally able to comply. The traders were aware of the targets, and FTDI's progress in meeting them, when allocating their trades.

The Inadequately Disclosed Shelf Space Payments Created Potential Conflicts Of Interest

12. Between 2001 and late 2003, FA did not adequately disclose to the FT Boards and FT Shareholders that brokerage commissions were being used as a credit for shelf space. As a fiduciary responsible for informing the FT Boards of important matters and approving the funds' written disclosures to FT Shareholders, FA had a duty to ensure adequate disclosures were made.

13. The Boards were not specifically advised of the practice of paying for shelf space with directed brokerage and were never made aware of several potential conflicts of interest, including that FTDI had a choice about whether to pay for the shelf space from its own assets or the funds' assets and that FA stood to profit from higher fees resulting from increased assets under management. As a result, the Boards were unable to adequately evaluate the funds' overall marketing expenses in approving the funds' marketing plans as required by the Commission pursuant to Rule 12b-1. Because they were not given the opportunity to approve the practice of using fund assets to pay for shelf space, the Boards could not adequately evaluate whether this use of fund assets was in accordance with the best interests of the FT shareholders. Nor could they evaluate the funds' overall marketing expenses.

14. The shelf space arrangements also were not adequately disclosed to the FT Shareholders. FA was responsible for ensuring that the disclosures made in the funds' prospectuses and Statements of Additional Information ("SAIs") accurately described how FTDI chose the broker-dealers with which it worked. Item 16(c) of the SEC's Form N-1A requires a description in the SAI of "how the Fund will select brokers to effect securities transactions in the Fund" and requires that "[i]f the Fund will consider the receipt of products or services other than brokerage or research services in selecting brokers, [the Fund should] specify those products or services."

15. In the "Dealer Compensation" section of its SAIs, FT disclosed, in pertinent part:

> Distributors and/or its affiliates may provide financial support to securities dealers that sell share of Franklin Templeton Investments. This support is based primarily on the amount of sales of fund shares and/or total assets with Franklin Templeton Investments. The amount of support may be affected by: total sales; net sales; levels of redemptions; the proportion of a securities dealer's sales and marketing efforts in Franklin Templeton Investments; a securities dealer's sales and marketing efforts in Franklin Templeton Investments; a securities dealer's support of, and participation in, Distributors' marketing programs; a securities dealer's compensation programs for its registered representatives; and the extent of a securities dealer's

> marketing programs relating to Franklin Templeton Investments. Financial support to securities dealers may be made by payments from Distributor's own resources, from Distributors' retention of underwriting concessions and, in the case of funds that have Rule 12b-1 plans, from payments to Distributors under such plans. In addition, certain securities dealers may receive brokerage commissions generated by fund portfolio transactions in accordance with the rules of the National Association of Securities Dealers, Inc.

The "Portfolio Transactions" section of FT's SAIs sates, in pertinent part:

> If the Funds' officers are satisfied that the best execution is obtained, the sale of Fund shares, as well as shares of other funds in Franklin Templeton Investments, also may be considered a factor in the selection of broker-dealers to execute the Funds' portfolio transactions.

Although the SAIs stated that FT could consider a broker-dealer's sales of fund shares when selecting a broker-dealer to execute portfolio transactions, they did not describe FTDI's practice of annually negotiating shelf space arrangements with certain broker-dealers. They did not make clear to fund shareholders that brokerage commissions were used to offset shelf space payment obligations under at least some of these shelf space arrangements. They also did not make clear that use of brokerage payments in this manner was not specifically authorized by the funds' distribution plans approved by the FT Fund Boards pursuant to Rule 12b-1.

Respondents Engaged In Improper Joint Arrangements

16. Each time FT directed a fund's brokerage commissions to obtain credit for the shelf space arrangements, they made no effort to ensure that these commissions came from the specific fund promoted by the broker-dealer in connection with a shelf space arrangement. Accordingly, Respondents made no efforts to ensure that the directed brokerage commissions from any given fund were used to promote the sale of that fund, as opposed to the sale of other funds. As a result, some funds may have been improperly disadvantaged in that the assets of those funds were used for the benefit of other funds. FTDI and FA thus participated in a joint distribution arrangement whereby they improperly pooled and directed brokerage from the FT Funds.

Respondents' Remedial Actions

17. In November 2003, Respondents voluntarily stopped the practice of paying for shelf space with directed brokerage, citing uncertainty in the industry regarding the appropriateness of the practice. Respondents continued to pay for shelf space with cash payments from FTDI.

Violations

18. As a result of the conduct described above:

a. FA:

   i. Willfully[3] violated Section 206(2) of the Advisers Act, which provides that it is "unlawful for any investment adviser, by the use of the mails or any means or instrumentality of interstate commerce, directly or indirectly ... to engage in any transaction, practice, or course of business which operates as a fraud or deceit upon any client or prospective client."

ii. Willfully violated Section 34(b) of the Investment Company Act, which provides in pertinent part that it is "unlawful for any person to make any untrue statement of a material fact in any registration statement ... filed or transmitted pursuant to" the Investment Company Act and to "omit to state therein any fact necessary in order to prevent the statements made therein, in light of the circumstances under which they were made, from being materially misleading."

iii. Willfully violated Section 17(d) of the Investment Company Act and Rule 17d-1 thereunder, which provide in pertinent part that it is unlawful for any "affiliated person of or principal underwriter for any registered investment company ..., acting as principal, [to] participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which any such registered company ... is a participant ... unless an application regarding such joint enterprise or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of such plan[.]"

b. FTDI:

i. Willfully[1] aided and abetted and caused FA's violation of Section 206(2) of the Advisers Act.

ii. Willfully violated Section 17(d) of the Investment Company Act and Rule 17d-1 thereunder.

Undertakings

19. In determining to accept the Offer, the Commission considered the following efforts to be voluntarily undertaken by FA and FTDI:

A. FA and FTDI shall use their best efforts; (i) to cause all other registered investment adviser subsidiaries of Franklin Resources, Inc. to perform the undertakings set forth in paragraph 20 below; and (ii) to cause Franklin Resources, Inc. and its subsidiaries to provide such cooperation as may be needed to facilitate the performance of the undertakings in paragraph 19.B. below.

B. Subject to the FT Fund Boards' approval, FA and FTDI will cause the funds to include disclosure in the prospectuses or SAIs about payments made by FA or FTDI to broker-dealers in addition to dealer concessions, shareholder servicing payments, and payments for services that Respondents otherwise would provide, such as subaccounting, and that such payments are intended to compensate broker-dealers for various services, including without limitation, placement on the broker-dealers' preferred or recommended fund list, access to the broker-dealers' registered representatives, assistance in training and education of personnel, marketing support, and other specified services.

20. Respondents undertake the following:

A. **General Compliance.** Respondents will appoint a senior level employee who shall be responsible for developing and implementing within 90 days of the entry of this Order and thereafter maintaining the following written compliance policies and procedures:

1. Procedures designed to ensure that when FT traders place trades with a broker-dealer that also sells FT Fund shares, the person responsible for selecting such broker-dealer is not informed by FA or FTDI of, and does not take into account, the broker-dealer's promotion or sale of fund shares;

2. Procedures requiring the documentation of all shelf space arrangements and requiring FTDI to use its best efforts to enter into written contracts memorializing the shelf space arrangements between FTDI and the broker-dealer or other intermediary. The documentation of each shelf space arrangement will set forth the payment schedule and the services that the broker-dealer or other intermediary will provide, and include a provision preventing the broker-dealer or other intermediary from accepting compensation for promoting or selling FT Fund shares in the form of commissions for brokerage transactions directed to it from an FT Fund portfolio transaction. The documentation of each shelf space arrangement will include a directive from FTDI that the broker-dealer or other intermediary provide point-of-sale disclosure documents, consistent with current legal requirements.

3. Procedures for obtaining the approval in writing of all shelf space arrangements by the General Counsel of FT, or his delegate, and subsequent presentation of the approved arrangements to the FT Fund Boards for approval prior to implementation.

4. FTDI will supplement its compliance manual to establish guidelines for entering into shelf space arrangements, which shall not be inconsistent with the terms of this Order. FTDI will present the language of the guidelines to the FT Fund Boards and FT's General Counsel for approval.

5. At least once per year, FTDI will make presentations to each of the FT Boards, including an overview of FTDI's shelf space arrangements and policies, any material changes to such policies, the number and types of such arrangements, the types of services received, the identity of participating broker-dealers and the total dollar amounts paid. FTDI will also provide the Boards with a summary quarterly report setting forth amounts paid by FTDI for shelf space arrangements and the broker-dealers that received such payments; and

6. At least once per year for at least five years FA and FTDI will provide the FT Fund Boards with a best execution analysis performed by a recognized independent portfolio trading analytical firm. Respondents will include lists of (a) the top ten executing broker-dealers used by FT Trading and (b) the top ten selling broker-dealers conducting business with FTDI.

B. **Independent Distribution Consultant.**

1. Respondents shall retain, within 30 days of the date of the

entry of the Order, the services of an Independent Distribution Consultant not unacceptable to the staff of the Commission and acceptable to the FT Fund Boards. The Independent Distribution Consultant's compensation and expenses shall be borne exclusively and jointly and severally by Respondents. Respondents shall require the Independent Distribution Consultant to develop a Distribution Plan for the distribution of the total disgorgement and penalty ordered in paragraph IV.C. below to the FT Funds managed by FT or its affiliates according to a methodology developed in consultation with Respondents and the Fund Boards and acceptable to the staff of the Commission.

2. In the event that Respondents and the Independent Distribution Consultant are unable to agree on a Distribution Plan, Respondents shall abide by the recommendation of the Independent Distribution Consultant. The final Distribution Plan shall be submitted, and be acceptable, to the Commission staff.

3. Within 60 days of the date of the entry of the Order, Respondents shall require the Independent Distribution Consultant to submit the Distribution Plan for the administration and distribution of disgorgement and penalty funds pursuant to Rule 610 [17 C.F.R. § 201.610] of the Commission's Rules of Practice. Following a Commission order approving a final Distribution Plan, as provided in Rule 613 [17 C.F.R. § 201.613] of the Commission's Rules of Practice, Respondents shall require that the Independent Distribution Consultant, with Respondents, take all necessary and appropriate steps to administer the final Distribution Plan.

4. Within 90 days of the entry of the Order, based on this Distribution Plan, the Respondents shall require the Independent Distribution Consultant to calculate the amount that should be distributed to the FT Funds. Respondents shall require the Independent Distribution Consultant to oversee the actual distribution of the monies to the FT Funds, which shall take place no later than 120 days from the entry of the Order.

5. Respondents shall cooperate fully with the Independent Distribution Consultant and shall provide the Independent Distribution Consultant with access to their files, books, records and personnel as reasonably requested by the IDC or required by the Distribution Plan. Respondents shall use their best efforts to provide the Independent Distribution Consultant access to the files, books, records and personnel of other Franklin Resources, Inc. subsidiaries as reasonably requested by the IDC or required by the Distribution Plan.

6. To ensure the independence of the Independent Distribution Consultant, Respondents: (i) shall not have the authority to terminate the Independent Distribution Consultant, without prior written approval of the Commission's staff; (ii) shall compensate the Independent Distribution Consultant, and persons engaged to assist the Independent Distribution Consultant, for services rendered pursuant to the Order at their reasonable and customary rates; (iii) shall not be in and shall not have an attorney-client relationship with the Independent Distribution Consultant and shall not seek to invoke the

attorney-client or any other doctrine or privilege to prevent the Independent Distribution Consultant from transmitting any information, reports, or documents to the Commission or the Commission's staff.

7. To further ensure the independence of the Independent Distribution Consultant for the period of the engagement and for a period of two years from completion of the engagement, Respondents shall require that the Independent Distribution Consultant not enter into any employment, consultant, attorney-client, auditing or other professional relationship with FT, or any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity. Respondents shall further require that any firm with which the Independent Distribution Consultant is affiliated in performance of his or her duties under the Order shall not, without prior written consent of the Commission's staff, enter into any employment, consultant, attorney-client, auditing or other professional relationship with FT, or any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity as such for the period of the engagement and for a period of two years after the engagement. The foregoing to the contrary notwithstanding, Respondents may retain the same Independent Distribution Consultant that FA has retained in connection with the order styled In the Matter of Franklin Advisers, Inc., Rel. No. IA-2271 (the "Market Timing Settlement"), to fulfill the obligations set forth in this Section.

C. **Certification.** No later than twenty-four months after the date of entry of the Order, the Presidents of FA and FTDI shall certify to the Commission in writing that FA and FTDI have fully adopted and complied in all material respects with the undertakings set forth in this section or, in the event of material non-adoption or non-compliance, shall describe such material non-adoption and non-compliance.

D. **Recordkeeping.** Respondents shall preserve for a period not less than six years from the end of the fiscal year last used, the first two years in an easily accessible place, any record of their compliance with the undertakings set forth in this section.

E. **Deadlines.** For good cause shown, the Commission's staff may extend any of the procedural dates set forth above.

IV.

In view of the foregoing, the Commission deems it appropriate and in the public interest to impose the sanctions specified in the Offer submitted by Respondents.

Accordingly, it is hereby ORDERED that:

A. FA and FTDI are censured.

B. FA shall cease and desist from committing or causing any violations and any future violations of Sections 206(2) of the Advisers Act,and Sections 17(d) and 34(b) of the Investment Company Act and Rule 17d-1 thereunder.

C. FTDI shall cease and desist from committing or causing any violations and any future violations of Section 206(2) of the Advisers Act and Section 17(d) of the Investment Company Act and Rule 17d-1 thereunder.

D. FTDI shall pay, within 30 days of the entry of the Order, disgorgement in the amount of $1 ("Disgorgement"). FTDI and FA shall each pay, within 30 days of the entry of the Order, civil money penalties in the amount of $10 million ("Penalties"), for a total payment of $20,000,001. Such payments shall be: (1) made by wire transfer, United States postal money order, certified check, bank cashier's check or bank money order; (2) made payable to the Securities and Exchange Commission; (3) hand-delivered or mailed to the Office of Financial Management, Securities and Exchange Commission, Operations Center, 6432 General Green Way, Alexandria, Stop 0-3, VA 22312; and (4) submitted in connection with a cover letter that identifies FA and FTDI as Respondents in these proceedings, the file number of these proceedings, a copy of which cover letter and wire confirmation, money order or check shall be sent to Helane Morrison, District Administrator, San Francisco District Office, U.S. Securities and Exchange Commission, 44 Montgomery, Suite 2600, San Francisco, CA 94104. Such civil money penalty may be distributed pursuant to Section 308(a) of the Sarbanes-Oxley Act of 2002 ("Fair Fund distribution"). Regardless of whether any such Fair Fund distribution is made, amounts ordered to be paid as civil money penalties pursuant to this Order shall be treated as penalties paid to the government for all purposes, including all tax purposes. To preserve the deterrent effect of the civil penalty, Respondents agree that they shall not, after offset or reduction in any Related Investor Action based on Respondent's payment of disgorgement in this action, further benefit by offset or reduction of any part of Respondent's payment of a civil penalty in this action ("Penalty Offset"). If the court in any Related Investor Action grants such a Penalty Offset, Respondents agree that they shall, within 30 days after entry of a final order granting the Penalty Offset, notify the Commission's counsel in this action and pay the amount of the Penalty Offset to the United States Treasury or to a Fair Fund, as the Commission directs. Such a payment shall not be deemed an additional civil penalty and shall not be deemed to change the amount of the civil penalty imposed in this proceeding. For purposes of this paragraph, a "Related Investor Action" means a private damages action brought against Respondents by or on behalf of one or more investors based on substantially the same facts as alleged in the Order instituted by the Commission in this proceeding.

E. Respondents shall comply with the undertakings enumerated in paragraph 20 above.

By the Commission.

Jonathan G. Katz
Secretary

Endnotes

---

[1] The findings herein are made pursuant to Respondents' Offer and are not binding on any other person or entity in this or any other proceeding.

[2] FA and FTDI are wholly owned subsidiaries of Franklin Resources, Inc., a Delaware corporation headquartered in San Mateo, California, which has securities registered under Section 12(g) of the Securities Exchange Act of 1934 and files periodic reports with the Commission. Franklin Resources, Inc. and its subsidiaries operate under the name "Franklin Templeton Investments," here shortened to "FT." Through its subsidiaries, FT provides a broad range of investment advisory, investment management, and related services to open-end investment companies, including a family of over 100 retail mutual funds, referred to herein as the "FT funds."

[3] "Willfully" as used with respect to the direct violations in this Order means intentionally committing the act that constitutes the violation. *See Wonsover v. SEC*, 205 F.3d 408, 414 (D.C. Cir. 2000); *Tager v. SEC*, 344 F.2d 5, 8 (2d Cir. 1965). There is no requirement that the actor also be aware that it is violating one of the Rules or Act.

[4] "Willfully" as used with respect to the aiding and abetting violations in this Order means knowingly committing the act which constitutes the violation, *see Wonsover v. SEC*, 205 F.3d 408, 418 (D.C. Cir. 2000); *Tager v. SEC*, 344 F.2d 5, 8 (2d Cir. 1965)."

http://www.sec.gov/litigation/admin/34-50841.htm

EXHIBIT B

Office of the Attorney General
State of California • Dept. of Justice


News

Attorney General Lockyer Announces $18 Million Settlement with Franklin Templeton Fund Distributor
$14 Million Will Compensate Mutual Funds Harmed By Broker-Dealer Arrangements

November 17, 2004

04-133
FOR IMMEDIATE RELEASE
(916) 324-5500

(SACRAMENTO) – Attorney General Bill Lockyer today announced an $18 million settlement with the distributor of Franklin Templeton Investments (FTI) to resolve a lawsuit alleging the distributor violated state securities laws by not adequately informing investors about agreements to pay broker-dealers to recommend and sell FTI mutual funds.

"Most mutual fund investors are families with modest incomes," said Lockyer. "They work hard for their money, and when they invest it they deserve to be told the whole truth so they can make informed decisions. That is what our laws against securities fraud require. Franklin Templeton violated those laws and the trust of small investors."

Along with the complaint itself, Lockyer today filed the settlement with Franklin/Templeton Distributors, Inc. (FTDI) in Sacramento County Superior Court. The court approved the settlement, which takes effect immediately. FTDI is the front-line distributor of FTI Funds, which include the Franklin, Templeton and Mutual Series mutual funds. FTDI is a wholly-owned subsidiary of Franklin Resources, Inc. (FRI), the parent company of San Mateo-based FTI. In 2003, FTI managed more than $300 billion in assets worldwide.

The settlement requires FTDI to pay $18 million. Of that total, $14 million will be disgorged back to the FTI Funds. An independent consultant, agreed to by Lockyer, will develop and implement a plan to allocate the $14 million to the various FTI funds. FTDI also will pay the state $2 million in civil penalties for violating the state Corporate Securities Law (CSL), and another $2 million to cover costs.

Aside from monetary terms, the state's settlement memorializes FTDI's agreement to implement voluntary reforms in response to Lockyer's investigation. FTDI will more fully inform investors about the "shelf space" arrangements it enters with broker-dealers to secure either sales of FTI funds or spots on lists of recommended buys. These procedures will require FTDI to disclose both shelf space payments and the services those payments buy from broker-dealers. Additionally, FTDI will take steps to enter written shelf space agreements that detail the terms.

Pursuant to a ban approved in August 2004 by the U.S. Securities and Exchange Commission, FTDI has ended its practice of directing commission payments for its portfolio transactions to broker-dealers in return for sales of FTI funds. The practice is known as directed brokerage.

Directed brokerage is one of two forms of shelf space compensation provided broker-dealers by mutual funds. The other is cash payment. Regulators and law enforcement officials view directed brokerage as more harmful to investors because, unlike cash payments, commissions come out of mutual funds' assets.

From January 2000 through the present, according to the complaint, FTDI paid broker-dealers a combined $147 million under "shelf space" arrangements. Of the total, about $63 million, or 43 percent, constituted directed brokerage, the complaint alleged.

During the four-year period covered by the lawsuit, FTDI made close to $20 million in shelf space payments to one broker-dealer, according to the complaint. In 2002, the complaint alleged, this broker-dealer notified FTI and other mutual funds of the broker-dealer's plans to slash the number of its shelf space partners from 22 to as few as six. The broker-dealer said those that remained in the program would capture 80 percent of the broker-dealer's non-proprietary mutual fund sales, according to the complaint.

"In other words, this shelf space broker-dealer agreed to preferentially market the mutual funds of as few as six mutual fund complexes out of over 500 mutual fund complexes commercially available and, by limiting the number of shelf-space partners, forecasted an immediate gain in (FTI) funds' market share without regard to the quality or propriety of (FTI) funds," the complaint alleged.

The CSL prohibits fraud in the sale of securities, including mutual funds. Under the CSL, fraud includes failure to disclose material facts that a consumer would consider important to know in deciding whether to make a particular investment. Shelf space arrangements qualify as such material facts, Lockyer's complaint alleged, and the failure to disclose them to investors violated the CSL.

The complaint noted shelf space payments can increase mutual funds' costs by increasing portfolio turnover rates, and can deplete its assets through directed brokerage. Additionally, the complaint alleged the arrangements create a conflict of interest between broker-dealers and investors because they "create an incentive for a broker-dealer to highlight, feature or recommend funds that best compensate the broker-dealer or to meet other promises rather than to recommend investments that meet the customer's personal investment needs."

FTDI did not inform investors about its shelf space deals, according to the complaint, or about the quid pro quo services the payments bought from broker-dealers. "Defendants' failures to disclose to investors and prospective investors the existence, details and significance of defendants' shelf space agreements constitute violations of the CSL ...," the complaint alleged.

The FTDI lawsuit is the second enforcement action against a mutual fund firm taken by Lockyer under a law he sponsored which took effect January 1, 2004. Lockyer on September 15, 2004 settled another shelf space complaint against the distributor of PIMCO mutual funds, PA Distributors. Investigations remain ongoing of California-based American Funds, as well as several broker-dealers.

Employees of mutual funds or broker-dealers who have knowledge of securities law violations by their companies should contact the Attorney General's Whistleblower Hotline at 800-952-5225 (for California residents) or 916-322-3360 (for out-of-state residents).

####

BACK



EXHIBIT C

FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

SHAREHOLDER FEES (FEES PAID DIRECTLY FROM YOUR INVESTMENT)

	CLASS A	CLASS B	CLASS C	CLASS R/1
Maximum sales charge (load) as a percentage of offering price	5.75%	4.00%	1.99%	1.00%
Load imposed on purchases	5.75%	None	1.00%	None
Maximum deferred sales charge (load)	None2	4.00%3	0.99%4	1.00%
Redemption Fee/5	2.00%	2.00%	2.00%	2.00%

Please see "Choosing a Share Class" on page 18 for an explanation of how and when these sales charges apply.

ANNUAL FUND OPERATING EXPENSES (EXPENSES DEDUCTED FROM FUND ASSETS)

	CLASS A	CLASS B	CLASS C	CLASS R/1
Management fees	0.61%	0.61%	0.61%	0.61%
Distribution and service (12b-1) fees	0.25%	1.00%	1.00%	0.50%
Other expenses including administration fees/6	0.37%	0.37%	0.37%	0.37%
Total annual Fund operating expenses	1.23%	1.98%	1.98%	1.48%

1.The Fund began offering Class R shares on January 1, 2002. Annual Fund operating expenses are annualized.
2. There is a 1% contingent deferred sales charge that applies to investments of $1 million or more (see page 18) and purchases by certain retirement plans without an initial sales charge.
3. Declines to zero after six years.
4. This is equivalent to a charge of 1% based on net asset value.
5. This fee is only for Market Timers (see page 36).
6. The "Other expense" information in the table has been restated to reflect current fees and expenses.

EXAMPLE

This example can help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. It assumes:

o You invest $10,000 for the periods shown;
o Your investment has a 5% return each year; and
o The Fund's operating expenses remain the same.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 YEAR	3 YEARS	5 YEARS	10 YEARS
If you sell your shares at the end of the period:				
CLASS A	$693/1	$943	$1,212	$1,978
CLASS B	$601	$921	$1,268	$2,113/2
CLASS C	$398	$715	$1,157	$2,383
CLASS R	$251	$468	$ 808	$1,768
If you do not sell your shares:				
CLASS B	$201	$621	$1,068	$2,113/2
CLASS C	$299	$715	$1,157	$2,383
CLASS R	$151	$468	$ 808	$1,768

1. Assumes a contingent deferred sales charge (CDSC) will not apply.
2. Assumes conversion of Class B shares to Class A shares after eight years, lowering your annual expenses from that time on.

EXHIBIT D

LEXSEE 2004 SEC LEXIS 418

Prohibition on the Use of Brokerage Commissions to Finance Distribution

File No. S7-09-04

SECURITIES AND EXCHANGE COMMISSION

Release No. IC-26356; 17 CFR Part 270; RIN 3235-AJ07

2004 SEC LEXIS 418

February 24, 2004

ACTION:
[*1] Proposed rule.

TEXT: SUMMARY: The Securities and Exchange Commission is publishing for comment amendments to the rule under the Investment Company Act of 1940 that governs the use of assets of open-end management investment companies ("funds") to distribute their shares. The amended rule would prohibit funds from paying for the distribution of their shares with brokerage commissions. The proposed amendments are designed to end a practice that is fraught with conflicts of interest and may be harmful to funds and fund shareholders.

DATES: Comments must be received on or before May 10, 2004.

ADDRESSES: To help us process and review your comments more efficiently, comments may be sent to us in either paper or electronic format. Comments should not be sent by both methods. Comments in paper format should be submitted in triplicate to Jonathan G. Katz, Secretary, Securities and Exchange Commission, 450 Fifth Street, NW, Washington, DC 20549-0609. Comments in electronic format may be submitted to the following e-mail address: rule-comments@sec.gov. All comment letters should refer to File No. S7-09-04; if e-mail is used, this file number should be included on the subject line. Comment [*2] letters will be available for public inspection and copying in the Commission's Public Reference Room, 450 Fifth Street, NW, Washington, DC 20549. Electronically submitted comment letters will also be posted on the Commission's Internet web site (http://www.sec.gov). n1

n1 We do not edit personal or identifying information, such as names or e-mail addresses, from electronic submissions. Submit only information you wish to make publicly available.

FOR FURTHER INFORMATION CONTACT: Hester Peirce, Senior Counsel, or Penelope W. Saltzman, Senior Counsel, at (202) 942-0690, Office of Regulatory Policy, Division of Investment Management, Securities and Exchange Commission, 450 Fifth Street, NW, Washington, DC 20549-0506.

SUPPLEMENTARY INFORMATION: The Securities and Exchange Commission ("SEC" or "Commission") is requesting public comment on proposed amendments to rule 12b-1 [17 CFR 270.12b-1] under the Investment Company Act of 1940 [*15 U.S.C. 80a*] ("Investment Company Act" or [*3] "Act"). n2 The Commission is also requesting comment on whether additional amendments to rule 12b-1 are needed to address other issues that have arisen under the rule.

n2 Unless otherwise noted, all references to statutory sections are to the Investment Company Act of 1940.

TABLE OF CONTENTS

I. BACKGROUND

Investment companies buy and sell large amounts of securities each year. In 2002 alone, mutual fund securities transactions totaled approximately $ 7.8 trillion. n3 Fund advisers choose which broker or dealer will effect transactions ("executing broker"), and often use [*4] commissions from these transactions to reward brokers or dealers for selling fund shares ("selling brokers"). Recently, our staff examined a number of funds and broker-dealers to obtain a better understanding of how fund brokerage commissions are used by advisers to pay for the promotion and sale of fund shares and how this practice may affect funds and fund shareholders.

n3 INVESTMENT COMPANY INSTITUTE, MUTUAL FUND FACT BOOK 83 (2003) (reporting approximately $ 4 trillion in total purchases and approximately $ 3.8 trillion in total sales of portfolio securities by equity, hybrid, and bond funds). This figure does not include purchases and sales by money market funds.

Our staff found that the use of brokerage commissions to facilitate the sale of fund shares is widespread among funds that rely on broker-dealers to sell their shares. Selling brokers appear to have significant leverage over funds because the number of distribution channels is limited, and fund complexes compete to seek a prominent position in them. n4 [*5] This leverage permits selling brokers to demand additional payments from fund advisers from their own assets ("revenue sharing") or through the direction of fund brokerage. These payments can purchase prominence (or better "shelf space") in an increasingly crowded fund marketplace. n5

n4 *See* Rich Blake, *How High Can Costs Go?,* INSTITUTIONAL INVESTOR, May 2001, at 56, 62 ("With thousands of funds and just a handful of national full-service brokerages, wire houses like Merrill, PaineWebber, and Smith Barney held the upper hand.").

n5 *Id.* at 62-63 ("Just as fund companies need to cut through the clutter of all the funds available for sale, they must also attract the attention of the average sales person, who might familiarize himself with just a handful of funds among hundreds in any given asset category.").

In many cases, meeting the increasing compensation demands of selling brokers has caused funds' distribution-related fees (*i.e.,* sales loads n6 and rule 12b-1 fees n7) to reach the National Association [*6] of Securities Dealers ("NASD") limits (or "caps") on such fees (which we describe below). n8 Fund advisers often use brokerage commissions to generate additional revenue to finance distribution. n9 Brokers have, in turn, based their demands for greater compensation from funds on the apparent availability of these supplemental revenues. As a result, funds have allocated, over time, an increasing share of their brokerage commissions to support distribution. Our staff estimates that brokerage commissions may compose approximately twenty percent of annual expenditures for fund distribution.

n6 Sales loads represent explicit charges paid by fund shareholders to reimburse the fund's principal underwriter and distributor for sales efforts on behalf of the fund. Investors may pay sales loads at the time of purchase (a "front-end load") or at the time of redemption (a "back-end load"). *See* section 2(a)(35) of the Act [*15 U.S.C. 80a-2*(a)(35)] (defining the term "sales load"); rule 22d-1 [17 CFR 270.22d-1] (exemption permitting scheduled variations in sales loads); and rule 6c-10 [17 CFR 270.6c-10] (exemption permitting sales loads to be charged after purchase, but before or at the time of redemption). **[*7]**

n7 "Rule 12b-1 fees" or "12b-1 fees" are fees paid out of fund assets pursuant to a distribution plan adopted under rule 12b-1 under the Act. 17 CFR 270.12b-1. *See infra* note 20 and accompanying text.

n8 *See infra* note 25 and accompanying text.

n9 *See* Rich Blake, *Misdirected Brokerage,* INSTITUTIONAL INVESTOR, June 2003, at 47, 49 ("But there's another critical reason that fund companies have resisted including commission payments in a 12b-1 marketing plan. Doing so would cause them to exceed a NASD limit on how much any fund investor can be asked to pay in brokerage compensation.").

A. Current Practices

The broker's cost of executing large, institutional brokerage transactions such as those effected for funds is often substantially less than the commission (or mark-up or mark-down) n10 that funds actually pay on most of their transactions. n11 The adviser to a fund complex, which controls the allocation of fund brokerage, can use the excess of brokerage commissions paid over execution costs to purchase goods or services from the executing broker or third parties. Fund **[*8]** advisers often choose to use excess brokerage commissions to buy a place for the fund in the selling broker's distribution network. The use of excess commissions to pay for distribution costs has resulted in intricate business arrangements between fund advisers and securities firms that sell their shares.

n10 Broker-dealers, at times, may execute portfolio securities transactions on a principal basis. In those cases, the firms would be compensated through mark-ups or mark-downs rather than through commissions. Nothing in this Release or our concept release, Request for Comments on Measures to Improve Disclosure of Mutual Fund Transaction Costs, Investment Company Act Release No. 26313 (Dec. 18, 2003), is intended to modify our views expressed in a recent SEC Interpretation, Commission Guidance on the Scope of Section 28(e) of the Exchange Act, Exchange Act Release No. 45194 (Dec. 27, 2001).

n11 *See, e.g.,* Miles Livingston and Edward S. O'Neal, *Mutual Fund Brokerage Commissions,* 19 J. FIN. RES. 273, 290 (1996) ("Fund managers on average pay substantially more than the commissions available to large traders ... Assuming an average attainable rate of 2 cents per share, two-thirds of the median commission per trade ... is payment for services other than trade execution."). *See also* Jennifer S. Conrad et al., *Institutional Trading and Soft Dollars,* 56 J. FIN. 397, 406 n.11 (2001).

[*9]

Under the simplest of these arrangements, an adviser directs transactions in fund portfolio securities to a selling broker. The selling broker executes trades on behalf of the fund and credits to the fund a portion of the commission it receives to pay for distribution-related services. If the selling broker lacks the capacity to execute the fund's securities transactions, the adviser may implement a more complicated arrangement. The adviser may select another broker to execute the transaction and require the executing broker to "step out" a portion of its commission to pay the selling broker. n12 Alternatively, the executing broker may retain a portion of the commission as compensation for its execution services and set the remainder aside pending the adviser's designation of the selling brokers to which the remainder will be directed. n13 In an "introducing broker" arrangement, a clearing broker executes the transaction, forwards the entire commission to the selling broker ("introducing broker"), and periodically charges the selling broker for its execution services. n14

n12 Although the selling broker might not perform any execution services in connection with the portfolio transactions, it typically is responsible for the confirmation of a specified portion of the trade (*i.e.*, a particular amount of securities). The excess of the selling broker's compensation over the value of its confirmation services in connection with the trade is compensation for the selling broker's distribution efforts. **[*10]**

n13 The adviser designates the recipient selling brokers periodically (*e.g.*, quarterly). The selling brokers typically provide no services in connection with the fund's portfolio securities transactions.

n14 There are several variants on these arrangements for compensating the selling broker for distribution with commissions from a transaction that is executed primarily or exclusively by another broker.

Some fund advisers and selling brokers enter into an agreement that sets forth a target dollar amount of commissions to be paid over a period of time to the selling broker as compensation for distributing fund shares. n15 A typical arrangement covers all of the funds in a complex that are subject to sales or dealer agreements between the selling broker and the funds' principal underwriter. n16 If the funds do not generate the specified dollar amount of commissions during the year, the difference may be paid by the funds' adviser or carried forward into the next year. If the selling broker's overall compensation for distributing the shares of a fund complex falls below agreed-upon levels, the **[*11]** selling broker may reduce its selling efforts for the funds. As described below, these arrangements are covered by rule 12b-1.

n15 *See, e.g., Misdirected Brokerage, supra* note 9, at 50 (explaining that typically an executive of the adviser enters into an "almost invariably oral agreement[]" with an executive of the broker to trade a combination of cash, revenue sharing payments, and fund brokerage commissions "for a precious commodity: privileged access to the brokerage's sales force").

n16 These arrangements may raise issues under section 17(d) [*15 U.S.C. 80a-17*(d)] of the Act and rule 17d-1 [17 CFR 270.17d-1] thereunder. Section 17(d) of the Act and rule 17d-1, prohibit funds from, among other things, entering into a joint enterprise or other joint arrangement or profit-sharing plan with any affiliated person, unless prior approval has been granted by Commission order. A fund may be an "affiliated person" of another fund if, for example, the funds are under the common control of the same investment adviser. *See* section 2(a)(3)(C) of the Investment Company Act [*15 U.S.C. 80a-2*(a)(3)(C)]. Pursuant to rule 17d-1 under the Investment Company Act, affiliated funds may apply for an order from the Commission permitting the use of a joint arrangement to finance the distribution of their shares. *See, e.g.*, College Retirement Equities Fund, Inc., Investment Company Act Release Nos. 19591 (July 23, 1993) (notice) [*58 FR 40681* (July 29, 1993)] and 19645 (Aug. 19, 1993) (order). Absent such an order, an arrangement to compensate a selling broker for distribution on a complex-wide basis may constitute a prohibited joint distribution arrangement pursuant to which the brokerage commissions paid by one fund are used to finance the distribution of the shares of another fund in the same fund complex. *See generally* Payment of Asset-Based Sales Loads by Registered Open-End Management Investment Companies, Investment Company Act Release No. 16431 (June 13, 1988) [*53 FR 23258* (June 21, 1988)].

[*12]

B. Current Regulatory Requirements

Fund brokerage is an asset of the fund, and therefore must be used for the fund's benefit. n17 Use of fund assets to pay selling brokers or otherwise finance the sale of fund shares is regulated by rule 12b-1, which we adopted under our authority in section 12(b) of the Act. n18 Section 12(b) makes it unlawful for a fund "to act as a distributor of securities of which it is the issuer, except through an underwriter, in contravention of such rules and regulations" as we prescribe.

Section 12(b) was intended to protect funds from bearing excessive sales and promotion expenses. n19 Rule 12b-1 permits funds to use their assets to pay distribution-related costs. In order to rely on rule 12b-1, a fund must adopt "a written plan describing all material aspects of the proposed financing of distribution" that is approved by fund shareholders and fund directors. n20 We included these and other conditions in the rule to address concerns about the conflicts of interest arising from allowing funds to finance distribution. n21

n17 *See Electronic Filing by Investment Advisers; Proposed Amendments to Form ADV,* Investment Advisers Act Release No. 1862 (Apr. 5, 2000) [*65 FR 20524* (Apr. 17, 2000)], at text following n. 166 ("Client brokerage, however, is an asset of the client, not the adviser."). *See also* American Bar Association, *Fund Director's Guidebook, 59 BUS. LAW. 201, 243 (2003)* ("Brokerage commissions are assets of the fund, and the fund's directors are ultimately responsible for determining policies governing brokerage practices."). *But see* Interpretive Release Concerning the Scope of Section 28(e) of the Securities Exchange Act of 1934 and Related Matters, Exchange Act Release No. 23170 (Apr. 23, 1986) [*51 FR 16004* (Apr. 30, 1986)] ("Section 28(e) Interpretive Release") (noting that section 28(e) allows a money manager to consider benefits derived by other accounts he manages when determining the reasonableness of commissions an account is paying). **[*13]**

n18 *15 U.S.C. 80a-12*(b).

n19 Investment Trusts and Investment Companies, *Hearings on H.R.* 10065 *Before a Subcomm. of the House Comm. on Interstate and Foreign Commerce,* 76th Cong., 3d Sess. 112 (1940) (statement of David Schenker).

n20 Rule 12b-1(b).

n21 Bearing of Distribution Expenses by Mutual Funds, Investment Company Act Release No. 11414 (Oct. 28, 1980) [*45 FR 73898* (Nov. 7, 1980)] ("1980 Adopting Release").

Rule 12b-1 does not itself limit the amount of distribution costs that a fund can assume, nor does it explicitly address the extent to which fund brokerage can be used to reward brokers for promoting the sale of fund shares. Two NASD rules address these matters.

First, NASD Conduct Rule 2830(d) prohibits NASD members (*i.e.,* broker-dealers) from selling shares of funds that impose excessive sales charges. n22 The rule deems a sales charge to be excessive if it exceeds the rule's caps. A fund's sales load (whether charged at the time of purchase or redemption) may not exceed 8.5 percent of the offering **[*14]** price if the fund does not charge a rule 12b-1 fee. n23 The aggregate sales charges of a fund with a rule 12b-1 fee may not exceed 7.25 percent of the amount invested, n24 and the amount of the asset-based sales charge (the rule 12b-1 fee) may not exceed 0.75 percent per year of the fund's average annual net assets. n25 Under the cap, therefore, an increase in the fund's sales load could reduce the permissible level of payments a selling broker may receive in the form of 12b-1 fees. The NASD designed the rule so that cumulative charges for sales-related expenses, no matter how they are imposed, are subject to equivalent limitations. n26

n22 NASD Conduct Rule 2830 (Investment Company Securities). Paragraph (d) (Sales Charge) prohibits members from selling the shares of a fund "if the sales charges described in the prospectus are excessive."

n23 NASD Conduct Rule 2830(d)(1)(A). If the fund also charges a service fee, the maximum aggregate sales charge may not exceed 7.25% of the offering price. NASD Conduct Rule 2830(d)(1)(D).

n24 NASD Conduct Rule 2830(d)(2)(B). If the fund also charges a service fee, the maximum aggregate sales charge may not exceed 6.25% of the amount invested. NASD Conduct Rule 2830(d)(2)(A). **[*15]**

n25 NASD Conduct Rule 2830(d)(2)(E)(i).

n26 The NASD, when it amended the sales charge rule to encompass asset-based sales charges (rule 12b-1 fees), explained its intention to "assure a level playing field":

[Asset-based sales charges] are the only type of mutual fund sales compensation that currently is not subject to NASD regulation. With the advent of these new methods of assessing sales charges on mutual funds, the NASD believed the Rules of Fair Practice should be amended specifically to encompass all sales charges. The NASD desired to take steps to assure a level playing field among all members selling mutual fund shares. Moreover, it believed additional amendments were necessary to prevent circumvention of the existing maximum sales charge rule because it had become possible for funds to use 12b-1 plans, either separately or in combination with initial or deferred sales loads, to charge investors more for distribution than could have been charged as an initial sales load under the existing maximum sales charge rule.

Order Approving Proposed Rule Change Relating to the Limitation of Asset-Based Sales Charges as Imposed by Investment Companies, Exchange Act Release No. 30897 (July 7, 1992) [*57 FR 30985* (July 13, 1992)], at text accompanying n. 9.

[*16]

Second, NASD Conduct Rule 2830(k), the "Anti-Reciprocal Rule," prohibits NASD members from conditioning their efforts in distributing a fund's shares on the receipt of the fund's brokerage commissions. n27 An exception to the Anti-Reciprocal Rule permits NASD members to sell shares of funds that follow a disclosed policy "of considering sales of their shares as a factor in the selection of broker/dealers to execute portfolio transactions, subject to best execution." n28 Broker-dealers may not, however, condition their promotion or sale of fund shares on the receipt of brokerage commissions from the fund. n29

n27 NASD Conduct Rule 2830(k) (Execution of Investment Company Portfolio Transactions).

n28 NASD Conduct Rule 2830(k)(7)(B).

n29 *See, e.g., infra* note 42 (describing SEC and NASD actions relating to Morgan Stanley's program for giving marketing preferences to funds in exchange for cash and brokerage commissions).

We approved this exception to the NASD's rules in 1981, shortly after adopting rule 12b-1. **[*17]** n30 We concluded that, in light of the adoption of rule 12b-1, "it is not inappropriate for investment companies to seek to promote the sale of their shares through the placement of brokerage *without the incurring of any additional expense.*" n31 We recognized the conflicts of interest and stated that we expected fund boards, before adopting a policy permitting the "consideration of the sale of an investment company's shares as a factor in the selection of broker-dealers to execute portfolio transactions, subject to the requirements of best execution," to "carefully weigh the possible advantages to the investment company and its shareholders and the possible abuses that may stem from the adviser's use of portfolio brokerage to encourage the sale of investment company shares." n32

n30 Order Approving Proposed Rule Change and Related Interpretation under Section 36 of the Investment Company Act, Investment Company Act Release No. 11662 (Mar. 4, 1981) [*46 FR 16012* (Mar. 10, 1981)] ("1981 Release").

n31 *Id.* (emphasis added). Nonetheless, we emphasized that the directors of a fund have a "continuing duty to assure that the company's brokerage allocation practices are designed to obtain best price and execution and to avoid any unnecessary trading." *Id.* **[*18]**

n32 *Id.* The exception to the Anti-Reciprocal Rule is conditioned on the fund disclosing its practice of considering distribution of its shares in selecting executing brokers. NASD Conduct Rule 2830(k)(7)(B).

Because, as noted above, fund brokerage is an asset of the fund, a fund's use of its brokerage to promote the sale of its shares is generally viewed as a payment by the fund and thus subject to rule 12b-1. n33 In approving the exception to the NASD's Anti-Reciprocal Rule in 1981, however, we concluded that the practice of merely *considering* selling brokers' sales efforts when allocating brokerage would be addressed by the NASD rules governing broker-dealers and advisers' fiduciary obligations to seek best execution, rather than by Commission rules governing the use of fund assets for distribution.

n33 Rule 12b-1 applies to both "direct" and "indirect" financing activity that is primarily intended to result in the sale of fund shares. Rule 12b-1(a)(2). When we adopted the rule, we noted that "there can be no precise definition of what types of expenditures constitute indirect use of fund assets." 1980 Adopting Release, *supra* note 21.

[*19]

II. DISCUSSION

Our decision in 1981 to approve the exception to the NASD's Anti-Reciprocal Rule was based on a view that merely factoring sales efforts into the selection of brokers, consistent with the investment adviser's fiduciary duties to the fund, was essentially benign. When a fund could choose among several brokers that could provide best execution, a decision to favor a selling broker could be made "without the incurring of any additional expense." n34 Moreover, the "mere allocation" of brokerage to promote the sale of fund shares could benefit existing shareholders of funds that were in "net redemption," that is, fund assets were shrinking and the ratio of fund expenses to fund assets was rising.

n34 1981 Release, *supra* note 30.

Our review of current practices, however, suggests that many arrangements that direct brokerage to reward selling brokers for distribution constitute more than mere allocation of brokerage, and are not consistent with our 1981 rationale for approving the exception to the NASD's **[*20]** Anti-Reciprocal Rule. The use of multiple broker-dealers for execution, step-outs, and other arrangements described above explicitly quantify the value of the distribution component of fund brokerage commissions and belie the notion that fund advisers are merely "considering" the selling efforts of the broker(s) involved. Rather, these arrangements bear all the hallmarks of barter arrangements in which the fund advisers trade brokerage (a fund asset) for sales efforts. Moreover, that brokerage commissions could instead be used to offset other fund costs rebuts the notion that the use of fund brokerage to finance distribution imposes no additional costs on the fund. Foregoing an opportunity to seek lower commission rates, to use brokerage to pay custodial, transfer agency and other fund expenses, n35 or to obtain any available cash rebates, is a real and meaningful cost to fund shareholders.

n35 *See* Payment for Investment Company Services with Brokerage Commissions, Investment Company Act Release No. 21221 (July 21, 1995) [*60 FR 38918* (July 28, 1995)] (requiring funds, in calculating the cost of various services, to account for amounts paid with commission dollars).

[*21]

While the benefits to funds and their shareholders of using fund brokerage to promote the sale of fund shares are unclear, the benefits to fund advisers are clear. Fund advisers' compensation is based on a percentage of assets under management. A larger fund typically generates more advisory fees. Fund advisers have an incentive to use fund assets to increase the size of the fund and therefore promote the growth of their advisory fees. n36 An adviser that uses fund assets to promote the sale of fund shares may be able to avoid having to pay fees out of its own pocket ("revenue sharing"). Although fund advisers have similar conflicts with respect to the use of other fund assets that flow through a rule 12b-1 plan, the use of fund brokerage exacerbates the conflicts and complicates efforts to control them because of the practical limitations on the ability of fund directors to monitor and evaluate the motivations behind the selection of brokers to effect portfolio securities transactions. n37 n36 Bearing of Distribution Expenses by Mutual Funds, Investment Company Act Release No. 10252 (May 23, 1978) [*43 FR 23589* (May 31, 1978)], at text following n.5 ("The fact that mutual fund advisers are paid fees based on a percentage of the fund's assets causes the growth of the fund through the sale of additional shares generally to be in the adviser's interest."). **[*22]**

n37 *See, e.g.*, Letter from Matthew P. Fink, President, Investment Company Institute, to William H. Donaldson, Chairman, SEC (Dec. 16, 2003) (http://www.ici.org/statements/cmltr/03_sec_soft_com.html # P37_12572) ("ICI Letter") (noting that the use of brokerage commissions to finance distribution "can give rise to the appearance of a conflict of interest, as well as the potential for actual conflicts, given the fact-specific nature of the best execution determination").

We believe that the way brokerage has been used to pay for distribution involves unmanageable conflicts of interest that may harm funds and fund shareholders. n38 The intense competition we observe among fund advisers to secure a prominent position in the selling brokers' distribution systems ("shelf space") creates powerful incentives for fund advisers to direct brokerage based on distribution considerations rather than quality and price considerations. These incentives may adversely affect decisions about how and where to effect portfolio securities transactions, and thus affect the quality of portfolio transactions. n39 Pressures **[*23]** to generate brokerage commissions may also lead to an increase in portfolio turnover rates, which may drive up fund costs and harm performance. n40 At a minimum, this practice disadvantages funds that, because of investment considerations, do not actively trade their portfolios. n41

n38 We came to a similar conclusion in 1966 when we examined similar reciprocal brokerage practices in a report to Congress discussing the public policy implications of investment company growth. SECURITIES AND EXCHANGE COMMISSION, REPORT ON THE PUBLIC POLICY IMPLICATIONS OF INVESTMENT COMPANY GROWTH, H.R. REP. NO. 89-2337, at 186 (1966) ("PPI Report") (the use of brokerage commissions for sales of fund shares has "an adverse effect on mutual funds and their shareholders"). At the time, the Commission believed that such practices could be addressed through reform of commission rate schedules by the securities exchanges to permit volume discounts on large trades. *Id.* at 187. *See also* WHARTON SCHOOL OF FINANCE AND COMMERCE, A STUDY OF MUTUAL FUNDS, H. R. REP. NO 87-2274, at 539 (1962). Even after the elimination of fixed commission rates, the problems identified in 1966 persist. **[*24]**

n39 *See, e.g., Kent Knudson, Mutual Fund Distribution Payments. Navigating the Conflicts,* 3 J. OF INVESTMENT COMPLIANCE 25, 26 (Winter 2002-2003) (noting that while any type of distribution payment gives rise to conflicts, "it would seem that soft-dollar arrangements using fund commissions to incentivize or support dealers that sell fund shares pose heightened concerns, especially when such arrangements may encourage an adviser to pay more than going market rates for trading commissions"). *See also In re Kingsley, Jennison, McNulty & Morse Inc., Investment Advisers Act Release No. 1396 (Dec. 23, 1993) [51 SEC 904]* (finding conflict of interest in adviser's soft dollar arrangement with a broker even though the arrangement did not result in adviser's client paying higher than the market commission rate for transactions executed by the broker, conflict existed because by selecting that broker, the adviser avoided having to pay for the soft dollar benefits out of its own assets).

n40 PPI Report, *supra* note 38, at 174 ("A high portfolio turnover rate may result from a bona fide judgment that a policy of active trading is most likely to lead to optimum investment performance, especially during periods of great volatility. But it may also result from the managers' decision to generate a substantial volume of brokerage commissions for the purpose of stimulating the sale of new shares."). *See also* Note, *The Use of Brokerage Commissions to Promote Mutual Fund Sales: Time to Give Up the 'Give-Up', 68 COLUM. L. REV. 334, 339 (1968)* ("But even where true churning does not exist, the pressure to create give-ups may push a doubtful transaction over the line into execution.") (footnote omitted). **[*25]** n41 *See* PPI Report, *supra* note 38, at 17, 174, and 180.

We are also concerned about the effect of this practice on the relationship between broker-dealers and their customers. n42 Receipt of brokerage commissions by a broker-dealer in exchange for shelf space creates an incentive for the broker to recommend funds that best compensate the broker rather than ones that meet the customer's investment needs. n43 Because of the lack of transparency of brokerage transactions and their value to a broker-dealer, customers may not have appreciated the extent of this conflict. Finally, the direction of valuable fund brokerage to compensate brokers for the sale of fund shares may permit brokers to circumvent the NASD's rules against excessive sales charges, n44 thus undermining the protections afforded fund shareholders by those rules and by section 22(b) of the Act, which authorized them. n45

n42 *See, e.g.*, In re Morgan Stanley, Inc., Securities Act Release No. 8339 (Nov. 17, 2003) (finding broker-dealer had willfully violated section 17(a)(2) of the Securities Act [*15 U.S.C. 77q*(a)(2)], rule 10b-10 [17 CFR 240.10b-10] under the Securities Exchange Act of 1934 ("Exchange Act"), and NASD Conduct Rule 2830(k) by failing to disclose to its clients who purchased fund shares that it was being paid by certain fund companies, with a combination of cash and brokerage commissions, to make special efforts to market those funds); *NASD Charges Morgan Stanley with Giving Preferential Treatment to Certain Mutual Funds in Exchange for Brokerage Commission Payments,* NASD News Release (Nov. 17, 2003) (announcing companion NASD action for violation of NASD Conduct Rule 2830(k) by, among other things, favoring the distribution of shares of particular funds on the basis of brokerage commissions to be paid by the funds). *See also* Laura Johannes and John Hechinger, *Conflicting Interests: Why a Brokerage Giant Pushes Some Mediocre Mutual Funds,* WALL ST. J., Jan. 9, 2004, at A1. **[*26]**

n43 *See* Ruth Simon, *Why Good Brokers Sell Bad Funds,* MONEY, July 1991, at 94.

n44 *See supra* notes 22 through 26 and accompanying text.

n45 *15 U.S.C. 80a-22*(b). Although we need not address the question today, the use of fund brokerage commissions to finance distribution for the economic benefit of the fund's adviser also raises troubling questions under section 17(e)(1) of the Investment Company Act. *15 U.S.C. 80a-17*(e)(1) (making it unlawful for any affiliated person of a fund, "acting as agent, to accept from any source any compensation ... for the purchase or sale of any property to or for [the fund] except in the course of such person's business as an underwriter or broker"). *See, e.g.*, In re Duff & Phelps Investment Management Co., Inc., Investment Company Act Release No. 25200 (Sept. 28, 2001) (finding that adviser "willfully violated section 17(e)(1)" by directing a fund's brokerage transactions to a broker-dealer in return for client referrals); In re Fleet Investment Advisors Inc (as successor to Shawmut Investment Advisers, Inc.), Investment Advisers Act Release No. 1821 (Sept. 9, 1999) (finding that affiliated adviser's receipt of client referrals in return for the direction of fund brokerage commissions was compensation in violation of section 17(e)(1)); In re Provident Management Corp., Investment Advisers Act Release No. 277 (Dec. 1, 1970) (finding that fund affiliates violated and/or aided and abetted in the violation of section 17(e)(1) by directing fund brokerage to brokers that provided commission recapture and free sales material to the fund's primary retail distributor).

[*27]

A. Proposed Ban on Directed Brokerage

In light of these concerns, we are proposing amendments to rule 12b-1 under the Act to prohibit funds from compensating a broker-dealer for promoting or selling fund shares by directing brokerage transactions to that broker. n46 The rule would also prohibit step-out and similar arrangements designed to compensate selling brokers for selling fund shares. n47 n46 Proposed rule 12b-1(h)(1). The rule would prohibit funds from financing distribution of fund shares through the direction of any service related to effecting a fund brokerage transaction, including performing or arranging for the performance of any function related to the processing of that transaction (*e.g.*, transmission of an order for execution, execution of an order, or clearance and settlement of the transaction). The prohibition would include the direction of brokerage from transactions executed by government securities brokers and dealers and municipal securities dealers.

n47 Proposed rule 12b-1(h)(2). In addition to step-outs, the rule would prohibit, for example, the use of arrangements in which a portion of a fund's brokerage commissions are "rebated" to an account maintained for the fund and later paid to a selling broker.

[*28]

We request comment on the proposed ban on the use of brokerage commissions to pay brokers for selling fund shares. n48

. Are our concerns about this practice justified?

. Are there alternative measures that we could take to address the use of brokerage commissions to finance distribution?

. Would brokerage commissions be reduced by eliminating the use of commissions to pay for distribution? Would there be greater competition in commission rates?

. If we ban this practice, would the primary effect be to increase brokers' demands on advisers to make payments out of their assets, *i.e.*, revenue sharing? Are we correct in our assumption that properly disclosed revenue sharing payments present more manageable conflicts for funds and broker-dealers? n49

. If our assumption is incorrect, should we take additional steps to address revenue sharing concerns? If so, what steps should we take?

n48 We note that the NASD recently filed with us a proposed rule change to eliminate the exception to the Anti-Reciprocal Rule, which, as discussed above, permits NASD members to sell shares of funds that follow a disclosed policy "of considering sales of their shares as a factor in the selection of broker/dealers to execute portfolio transactions, subject to best execution." NASD Conduct Rule 2830(k)(7)(B). The NASD's proposal also would prohibit a broker-dealer from selling a fund if the broker-dealer knows of an arrangement under which the fund directs portfolio securities transactions to pay for distribution of fund shares. Proposed Amendment to Rule Relating to Execution of Investment Company Portfolio Transactions, NASD Rule Filing 2004-027 (Feb. 10, 2004) (http://www.nasdr.com/pdf-text/rf04_27.pdf). Pursuant to Exchange Act Section 19(b) [*15 USC. 78s*(b)] and rule 19b-4 [17 CFR 240.19b-4], we will publish notice of and seek comment on the NASD's proposed rule. **[*29]**

n49 *See* Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities, and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) [*69 FR 6438* (Feb. 10, 2004)] ("Disclosure Requirements Release").

We also seek comment on whether we should propose instead that funds provide more complete disclosure to shareholders of the use of brokerage commissions to pay brokers for selling fund shares or otherwise modify or relocate the disclosures we currently require. Funds currently must disclose certain information relating to arrangements by which brokerage commissions are used to compensate broker-dealers for selling fund shares. A fund must disclose in the fee table in its prospectus the amounts paid pursuant to the 12b-1 plan, as a percentage of its average net assets. n50 A fund also must describe in its statement of additional information ("SAI") the material aspects of the fund's plan and any agreements **[*30]** related to the implementation of the plan, including the dollar amounts spent on specific kinds of distribution activities, including the compensation paid to selling broker-dealers. n51 In addition, a fund's SAI must describe how the fund selects brokers to effect securities transactions, including a description of any factors the fund will consider in selecting brokers, and identification of the products or services the fund receives that it considers in making its selection. n52 Rule 10b-10 under the Exchange Act, the general confirmation rule governing broker-dealers, requires disclosure regarding the source and extent of payments to broker-dealers in selling fund shares, including payments to broker-dealers in the form of portfolio brokerage commissions. n53 Recently, we proposed rules requiring brokers to provide improved disclosure, at the point of sale and in mutual fund confirmation statements, of the receipt of brokerage commissions and revenue sharing payments in the sale of fund shares. n54 We considered whether modifications to the disclosure requirements would adequately address the problems we describe above. Our concern with this approach, however, is that it may not [*31] be effective in preventing funds and fund shareholders from being harmed by the conflicts of interest that surround the use of fund brokerage to pay for distribution. In addition, the complicated nature of the various arrangements for using brokerage commissions may be difficult for investors to comprehend and to compare across different funds.

. Should we increase or revise the disclosure requirements concerning the use of brokerage commissions to pay brokers for selling fund shares? Instead of banning directed brokerage, is there a disclosure-based alternative that would adequately address the concerns discussed above. If so, what should be the format of these disclosures? Where should these disclosures be located - in the prospectus, the SAI, or the annual reports?

. Should the disclosures be quantitative (*e.g.*, discuss the amount of brokerage commissions) or qualitative (*e.g.*, discuss the nature of the arrangements and the potential conflicts of interest), or both? Could a single quantitative measure accurately disclose the costs under the many different arrangements through which brokerage commissions are used to pay for distribution?

. Would the disclosures enable shareholders, [*32] either directly or based on assessments by investment analysts, to choose between funds that engage in these types of arrangements?

. What costs would a fund likely incur in making these disclosures?

. Should we revise the disclosure requirements *and* ban the use of brokerage commissions in the manner described above? Should we revise the disclosure requirements and ban only certain types of arrangements under which brokerage commissions are used to finance distribution?

n50 Item 3 of Form N-1A requires all funds to provide a fee table that discloses, among other things, "Distribution [and/or Service] (12b-1) Fees." This phrase is defined in instruction 3.b. to Item 3 as including "all distribution or other expenses incurred during the most recent fiscal year under a plan adopted pursuant to rule 12b-1." The information must be based upon a fund's most recent fiscal year, but the information must be restated if there have been any changes that would materially affect the information that is disclosed in the table. Instructions 3.d.(i)-(ii) to Item 3 of Form N-1A. Miscellaneous expenses paid through brokerage commissions must be reflected in the amount of expenses and expense ratio in a fund's statement of operations, which is part of its semi-annual and annual reports to shareholders and financial statements. *See* Investment Company Act Release No. 21221, *supra* note 35, and rule 6.07(g) of Regulation S-X under the 1933 Act. In addition, a fund's brokerage commissions, including the portion that is used to pay for distribution, are reflected in the fund's net asset value, and are consequently reflected in the fund's performance calculations, regardless of whether the amounts are paid pursuant to a 12b-1 plan. *See* Items 2(c)(2) and 21 of Form N-1A. [*33]

n51 Item 15(g) of Form N-1A. This item also requires the fund to disclose (i) whether the fund participates in any joint distribution activities with another fund, and (ii) whether the fund's investment adviser (or any other interested person of the fund) has a direct or indirect interest in the financial operation of the 12b-1 plan or any related agreements. *Id.* In addition, a fund's statement of operations, must disclose the total dollar amounts that the fund paid under the 12b-1 plan. *See* rule 30d-1 under the Investment Company Act (requiring certain information in a fund's semi-annual and annual reports to shareholders) and rule 6-07(f) of Regulation S-X (requiring a fund's statement of operations to provide a statement of all amounts that were paid by the fund in accordance with a 12b-1 plan).

n52 Item 16(c) of Form N-1A. This disclosure is not as specific, however, as the disclosure required concerning research services a fund receives that factor into its selection of brokers. A fund that directs brokerage to a broker because of research services provided must state the amount of the transactions and related commissions. *See* item 16(d) of Form N-1A.

n53 *See* Disclosure Requirements Release, *supra* note 49, at text accompanying nn. 35 and 36. **[*34]**

n54 Proposed rule 15c2-2 under the Exchange Act would require confirmation statements for fund share purchases, among other disclosures, to state; (i) the amount of any dealer concession the broker-dealer will earn in connection with the transaction, expressed in dollars and as a percentage of the net amount invested; and (ii) the amount directly or indirectly earned by the broker-dealer and any of its associated persons in connection with revenue sharing payments or brokerage commissions from the fund complex over the four most recent calendar quarters, expressed as a percentage of the total net asset value of the securities issued by the fund complex sold by the broker-dealer over that period. The rule also would require the confirmation to disclose the amount of revenue sharing or brokerage commissions the broker-dealer might receive in connection with the transaction, calculated by multiplying the percentage expressing the amount of revenue sharing or brokerage commission by the net amount invested in the transaction. *See* Disclosure Requirements Release, *supra* note 49. Proposed rule 15c-3 would require brokers, dealers, and municipal securities dealers to provide specific information to investors at the point of sale (or before they purchase fund shares), including (i) an estimate of the asset-based sales charge and service fee that, in the year following the purchase, the fund would incur in connection with the shares purchased if net asset value does not change, and (ii) whether the selling broker, dealer, or municipal securities dealer receives brokerage commissions from the fund complex. *See id.*

[*35]

B. Policies and Procedures

We are also proposing to require that *any* fund (or its adviser) that directs any portfolio securities transactions to a selling broker-dealer implement policies and procedures designed to ensure that its selection of brokers to effect portfolio securities transactions is not influenced by considerations about the sale of fund shares. n55 These procedures must be reasonably designed to prevent; (i) the persons responsible for selecting broker-dealers to effect transactions in fund portfolio securities (*e.g.*, trading desk personnel) from taking broker-dealers' promotional or sales efforts into account in making those decisions; n56 and (ii) the fund, its adviser or principal underwriter, from entering into any agreement under which the fund directs brokerage transactions or revenue generated by those transactions to a broker-dealer to pay for distribution of the fund's shares. n57 The fund's board of directors, including a majority of its independent directors, must approve the policies and procedures. n58

n55 Proposed rule 12b-1(i). As with all other portfolio securities transactions, the fund's adviser has a fiduciary duty to seek best execution. The adviser must see that these portfolio securities transactions are executed "in such a manner that the client's total cost or proceeds in each transaction is most favorable under the circumstances." In re Kidder, Peabody & Co., Inc., Investment Advisers Act Release No. 232 (Oct. 16, 1968). *See also* Section 28(e) Interpretive Release, *supra* note 17; Applicability of the Commission's Policy Statement on the Future Structure of the Securities Markets to Selection of Brokers and Payment of Commissions by Institutional Managers, Investment Company Act Release No. 7170, [1971-72 Transfer Binder] *Fed. Sec. L. Rep. (CCH) 78,776* (May 17, 1972) (advisers "must assign executions and pay for brokerage services in accordance with the reliability and quality of those services and their value and expected contribution to the performance of the account they are managing"). **[*36]**

n56 Proposed rule 12b-1(i)(1).

n57 Proposed rule 12b-1(i)(2). The policies and procedures should be designed to reach any arrangement or other understanding, whether binding or not, between a fund and a broker-dealer, including an understanding to direct brokerage to a government securities broker or dealer or a municipal securities dealer.

n58 Proposed rule 12b-1(i).

The policies and procedures that the rule would require are more specific than those we recently required all funds and investment advisers to adopt. n59 The proposed requirement is designed to ensure the active monitoring of brokerage allocation decisions when executing brokers also distribute the fund's shares.

. Is it appropriate to require funds that execute transactions through their selling brokers to implement policies and procedures to ensure that distribution considerations do not affect execution decisions?

. Is the scope of the proposed policies and procedures appropriate? Should we include different or additional objectives?

. Would these policies and procedures be effective in preventing funds and broker-dealers **[*37]** from circumventing the ban on paying distribution-related expenses with brokerage commissions?

. Should we adopt other measures to help the fund monitor the use of fund brokerage? The rule would require the board of directors to approve the policies and procedures. Should we also require the board of directors to monitor the fund's adherence to the policies and procedures, or to approve the allocation of brokerage? Should we require the fund's adviser to report to the board on its decisions regarding brokerage allocation? Are there other measures we should require the board to take to ensure that brokerage decisions are not influenced by brokers' distribution efforts?

. Should we require a fund's chief trading officer (or another official of the fund or its adviser) to certify periodically that the selection of brokers to execute the fund's portfolio securities transactions was made without taking into account the brokers' promotion or sale of shares issued by the fund or any other fund?

. Should we include a safe harbor in the rule for funds that execute portfolio securities transactions with a selling broker? If so, what conditions should we include in the safe harbor? Would the **[*38]** absence of a safe harbor affect the ability of funds to obtain best execution?

III. GENERAL REQUEST FOR COMMENT

n59 *See* Compliance Programs of Investment Companies and Investment Advisers, Investment Company Act Release No. 26299 (Dec. 17, 2003) [*68 FR 74714* (Dec. 24, 2003)].

We request comment on the proposed rule amendments described above, including suggestions for additional provisions or changes, and comments on other matters that might have an effect on the proposal. We encourage commenters to provide data to support their views.

IV. REQUEST FOR COMMENT ON FURTHER AMENDMENTS TO RULE 12b-1

We also request comment on whether we should propose additional changes to rule 12b-1 to address other issues that have arisen under the rule, or propose to rescind the rule. n60 As our staff has noted, the current practice of using 12b-1 fees as a substitute for a sales load is a substantial departure from the use of the rule envisioned by the Commission when we adopted the rule in 1980. **[*39]** n61 As a result, its provisions may not address a number of matters that today face funds and fund shareholder. n62 The comments we receive will help us consider whether to propose further amendments.

n60 When we adopted the rule, we noted: "The Commission and its staff will monitor the operation of the rules closely and will be prepared to adjust the rules in light of experience to make the restrictions on use of fund assets for distribution either more or less strict." *See* 1980 Adopting Release, *supra* note 21.

n61 DIVISION OF INVESTMENT MANAGEMENT, SEC, REPORT ON MUTUAL FUND FEES AND EXPENSES 81 (2000) ("Staff Fee Report"). *See also* William P. Dukes and James B. Wilcox, *The Difference*

Between Application and Interpretation of the Law as it Applies to SEC Rule 12b-1 Under the Investment Company Act of 1940, 27 NEW ENG. L. REV. 9 (1992).

n62 We have, however, responded to the evolution of rule 12b-1 plans in a number of ways, including, for example, approving NASD rules capping the amount of fund distribution expenses (*see supra* notes 22 through 26, and accompanying text), and adopting a rule permitting multiple classes of shares. *See* rule 18f-3 under the Investment Company Act [17 CFR 270.18f-3]. *See also* Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds; Class Voting on Distribution Plan, Investment Company Act Release No. 20915 (Feb. 23, 1995) [*60 FR 11876* (Mar. 2, 1995)]. In 2000, our staff recommended that we revisit rule 12b-1 in light of "changes in the manner in which funds are marketed and distributed and the experience gained from observing how rule 12b-1 has operated since it was adopted in 1980." Staff Fee Report, *supra* note 61. More recently, the staff has stated that it will continue to assess the issues raised by rule 12b-1 in light of the recommendations in the Staff Fee Report and changes in distribution practices since the rule's adoption. *See* Memorandum from Paul F. Roye, Director, SEC Division of Investment Management, to William H. Donaldson, Chairman, SEC (June 9, 2003) (http://financialservices. house.gov/media/pdf/02-14-70%20memo.pdf). Former Chairman Pitt called for a reexamination of distribution practices. Harvey L. Pitt, Chairman, SEC, Speech to the Investment Company Institute General Membership Meeting (May 24, 2002). *See also* Brooke A. Masters, *Counting the Costs of Fund Fees; Investigators' Attention Turns to Legal, Lucrative 'Advertising' Charges,* WASHINGTON POST, Dec. 4, 2003, at E1; Craig A. Rubinstein, *Excessive Mutual Fund Advisory Fees: Give-Ups in Rule 12b-1 Clothing?,* 14 ANN. REV. BANKING L. 385, 404 (1995) (recommending that we consider repealing rule 12b-1).

[*40]

One approach on which we would particularly like to receive comment would refashion rule 12b-1 to provide that funds deduct distribution-related costs directly from shareholder accounts rather than from fund assets. Under this approach, a shareholder purchasing $ 10,000 of fund shares with a five percent sales load could pay a $ 500 sales load at the time of purchase, or could pay an amount equal to some percentage of the value of his or her account each month until the $ 500 amount is fully paid (plus carrying interest). n63 If the shareholder redeemed before the amount was fully paid, the proceeds of the redemption would be reduced by the unpaid amount. n64 As with other sales charges, the account-based fees would be subject to NASD caps. n65

n63 In choosing between paying a front-end load or spreading the payment of the load over time, a shareholder would have to take into consideration, among other factors, the possibility that payment of loads through periodic automatic redemptions (to the extent that the loads exceed distributions) may result in the shareholder realizing capital gains or losses. **[*41]**

n64 Funds today may charge account-based distribution fees. *See* rule 6c-10 under the Investment Company Act, and Exemption for Certain Open-end Management Investment Companies to Impose Deferred Sales Loads, Investment Company Act Release No. 22202 (Sept. 9, 1996) [*61 FR 49011* (Sept. 17, 1996)] (referring to these distribution arrangements as "installment loads").

n65 *See supra* notes 22 through 26 and accompanying text.

This approach may have a number of advantages compared to current arrangements under which the fund pays fees pursuant to a rule 12b-1 plan approved by shareholders and overseen by fund directors. First, the amounts charged and their effect on shareholder value would be completely transparent to the shareholder because the amounts will appear on the shareholder's account statements. Second, existing shareholders would not pay the costs of selling to new fund shareholders--costs that often may yield them few benefits. Third, long-term shareholders would no longer, as a result of paying a share of 12b-1 fees over a lengthy period, pay amounts that **[*42]** exceed their fair share of distribution costs. n66 n66 Although classes of shares carrying rule 12b-1 fees may be structured to convert to classes without rule 12b-1 fees, those conversions typically do not occur for a substantial period of time, *e.g.*, ten years.

A shareholder account-based approach to distribution payments would help to eliminate the substantial conflicts of interest presented by the use of fund assets to pay for distribution. As a result, the role of fund directors in approving methods of distribution could be eliminated (or substantially circumscribed), freeing their time to address other significant matters. Rule 12b-1's shareholder voting requirements could be eliminated, reducing fund expenses. The detailed regulatory requirements of rule 12b-1 and NASD rule 2830(d) designed to address these conflicts could be substantially reduced or eliminated, reducing related legal and compliance costs that fund shareholders have ultimately born. n67

n67 Fund distributors could also benefit. Unlike rule 12b-1 fees, which are subject to annual renewal by fund directors, an account-based distribution fee could provide a dependable and legally certain flow of payments, that are unaffected by any shrinkage in fund assets. *See* John Shipman, *B-ware: Shares with Back-End Loads Can Sting Investors and Fund Companies,* BARRON'S, Jan. 6, 2003, at L10 ("Now that the bear market has battered many portfolios, 12b-1 and back-end fees are being drawn from a shrinking base of assets, producing lower-than-expected cash flows."); Tom Leswing, *Munder B Share Sales Continue to Sting Parent,* IGNITES.COM, Oct. 17, 2002 (http://www.ignites.com/) (reporting Comerica's $ 5 million charge against third-quarter revenues as a result of a decline in its subsidiary's revenue from 12b-1 fees corresponding to a decline in assets under management).

[*43]

A shareholder account-based approach to distribution payments also could simplify investing in funds and eliminate many of the problems with fund sales practices we see today. Funds would no longer need to have separate classes of shares based on rule 12b-1 fees, which many shareholders have found very confusing. n68 Fund prospectuses would be shorter and more understandable. Sales practice abuses associated with the existence of separate classes could also be eliminated. n69

. We request comment on these ideas, particularly from shareholders who pay 12b-1 fees and fund directors who are charged with supervising funds' 12b-1 plans. Would a shareholder account-based approach make sense?

n68 *See, e.g.,* Timothy Middleton, *Abecedarians, Take Note: Classes Multiply,* N. Y. TIMES, Nov. 26, 1996, at 8 ("Fund companies have shown great ingenuity in creating share classes that, while legal, may leave buyers baffled."); Andrew Leckey, *Understanding Shares Isn't As Easy As ABC* CHI. TRIB., Aug. 7, 2001, at 7 ("Mutual fund share classes have become a confusing alphabet soup for investors who put money into so-called 'load' mutual funds that require a sales charge."). *See also* Gregg Greenberg, *Mutual Fund Class Warfare,* THESTREET.COM, Dec. 3, 2003 (http://www.thestreet. com/funds/gregggreenberg/10129505.html). **[*44]**

n69 Recently, we have instituted a number of actions against firms and registered representatives for selling Class B shares, which generated higher commissions than class A shares, to clients for whom Class A shares were more suitable. *See, e.g.,* In re Prudential Securities, Inc., Exchange Act Release No. 48149 (July 10, 2003); In re Morgan Stanley DW Inc., Exchange Act Release No. 48789 (Nov. 17, 2003); In re Kissinger, Exchange Act Release No. 48178 (July 15, 2003). The NASD also has instituted actions for Class B sales practice abuses. *See, e.g.,* NASD Brings Enforcement Action for Class B Mutual Fund Share Sales Abuses and Issues Investor Alert on Class B Shares, NASD News Release, June 25, 2003 ("Today's action is part of a larger, ongoing focus of NASD on the sale of Class B mutual fund shares. In the last two years NASD has brought more than a half dozen significant enforcement cases involving sales violations of Class B shares.").

Some have suggested that, instead of modifying rule 12b-1, we should rescind the rule. n70 Critics of the rule often argue that it no longer serves the [*45] purposes for which it was intended. n71 Others contend that rescinding the rule would harm funds and fund shareholders. n72 We request comment on whether we should propose to rescind the rule.

. If we were to rescind the rule, what would be the consequences for funds, fund shareholders, fund advisers, and brokers that sell fund shares? How would elimination of the rule affect the aggregate amount of shareholder expenses? What alternate methods of financing distribution would funds and advisers use?

. Should the fund's adviser or principal underwriter pay all promotional expenses, or are there certain distribution expenses that should be paid with fund assets?

. Funds often pay for administrative services provided by third parties with asset-based fees. n73 If we were to propose to rescind rule 12b-1, should we also propose restrictions on the use of asset-based fees to ensure that distribution expenses are not improperly characterized as, *e.g.*, shareholder account servicing expenses?

. If we were to rescind rule 12b-1, would particular types of funds, such as funds with fewer net assets or newer funds, be disproportionately disadvantaged?

. How would rescission of rule 12b-1 affect [*46] distribution arrangements, *e.g.*, fund supermarkets and other arrangements that anticipate the receipt of 12b-1 fees?

. If we rescind the rule, should we propose a new rule that would prohibit the use of fund assets to pay for sales and distribution expenses?

V. COST-BENEFIT ANALYSIS

n70 *See, e.g.*, Neil Weinberg, *Let the Sun Shine*, FORBES, Dec. 22, 2003, at 72; Rubinstein Article, *supra* note 62.

n71 *See, e.g.*, *Oversight Hearing on Mutual Funds: Hidden Fees, Misgovernance and Other Practices that Harm Investors, Hearings Before the Subcommittee on Financial Management, the Budget, and International Security of the Senate Committee on Governmental Affairs* 108th Cong., 2d Sess. (Jan. 27, 2004) (statement of Travis B. Plunkett, Legislative Director, Consumer Federation of America).

n72 *See, e.g.*, Masters, *Counting the Costs of Fund Fees, supra* note 62 ("Mutual fund company officials defend 12b-1 fees, saying the charge has opened up a wider range of investment options for the more than 60 percent of mutual fund investors who buy through brokers."); Stephen Schurr, *False Advertising; The Truth About 12b-1 Fees*, THESTREET.COM, Aug. 31, 2003 (http://www.thestreet.com/_tscs/funds/stephenschurr/10107579.html) ("To the Investment Company Institute, which represents the fund industry, 12b-1 fees serve a vital function to individuals and have actually helped drive fund expenses down over the past 20 years."). [*47]

n73 *See, e.g.*, Investment Company Institute, *Use of Rule 12b-1 Fees by Mutual Funds in 1999*, FUNDAMENTALS, Apr. 2000, at 2 (Figure 2) (http://www.ici.org/stats/res/fm-v9n1.pdf) (finding, based on a survey of 95 fund complexes, that 32% of 12b-1 fees are used to pay for administrative services). In addition to imposing asset-based sales charges, NASD rules permit an asset-based "service fee" of up to 0.25% to cover "payments by an investment company for personal service and/or the maintenance of shareholder accounts." NASD Conduct Rules 2830(b)(9) (defining "Service fees") and 2830(d)(5) (prohibiting NASD members from selling a fund if its service fee, as disclosed in its prospectus, exceeds 0.25%).

We are sensitive to the costs and benefits that result from our rules. The proposed amendments would prohibit the use of brokerage commissions to compensate broker-dealers for the distribution of fund shares. We encourage commenters to identify, discuss, analyze, and supply relevant data regarding these or any additional costs and benefits.

A. Benefits

The proposed amendments would benefit [*48] funds and their shareholders. An increasing number of funds are using a limited number of distribution channels, and the broker-dealers who control these channels routinely demand supplemental payments (in addition to the compensation they receive in the form of sales charges) for access to that distribution network. We have found that one form of supplemental compensation comes from directed brokerage arrangements, pursuant to which fund advisers direct brokerage commissions from fund portfolio securities transactions to selling brokers. A prohibition on using directed brokerage to pay for distribution would reduce the ability of selling brokers to demand supplemental distribution payments, and may reduce commission rates that funds pay to the extent that these payments would be excluded from the commission rate.

Fund brokerage is a valuable fund asset and thus should be used in the manner that most benefits the fund and its shareholders. Using excess brokerage commissions to finance distribution currently imposes a cost on funds, because those brokerage commissions are unavailable to pay for other services for the fund. Because this cost is difficult to quantify, however, fund shareholders [*49] may not realize the true cost of financing distribution in this manner. The difficulty of quantifying the cost to the fund of brokerage financing makes the conflicts of interest accompanying the direction of fund brokerage particularly acute. Our staff's recent review of directed brokerage practices has raised questions about whether fund advisers and broker-dealers, rather than funds and fund shareholders, are the beneficiaries of these arrangements.

The proposed amendments, by prohibiting the practice of directing brokerage for distribution, would address this conflict of interest. The proposal would benefit fund shareholders by prohibiting the adviser from considering distribution as a factor in selecting an executing broker. Funds would be able to use the entire amount of the brokerage commission to purchase execution and other services of direct benefit to funds and their shareholders. By removing distribution as a factor in the selection of selling brokers, the proposed amendments will enhance the likelihood that advisers will select brokers based on the quality and cost of execution.

B. Costs

The proposed amendments might decrease the commissions received by broker-dealers [*50] and might impose new costs on investment advisers and funds. The elimination of brokerage commissions as a source of distribution financing could reduce the amount of compensation that broker-dealers receive for selling fund shares and could dissuade them from selling fund shares. Selling brokers are likely to seek to make up for any shortfall from other sources. To the extent that distribution fees do not currently exceed the NASD's caps, funds may institute or increase fees deducted from fund assets under a rule 12b-1 plan. Alternatively, advisers may increase the payments that they make to broker-dealers out of their own assets, which are likely to cause advisers' costs to rise.

We assume that a great majority of, if not all, funds are likely to find that, for some portfolio transactions, the broker-dealer who can provide best execution also distributes the fund's shares. Thus, we assume that all funds will incur costs in order to comply with the requirement for policies and procedures contained in the proposed amendments. Specifically, they or their advisers would be required to institute policies and procedures reasonably designed to prevent: (i) the persons responsible for selecting [*51] broker-dealers to effect transactions in fund portfolio securities (*e.g.*, trading desk personnel) from taking broker-dealers' promotional or sales efforts into account in making those decisions; and (ii) the fund, its adviser or principal underwriter, from entering into any agreement under which the fund directs brokerage transactions or revenue generated by those transactions to a broker-dealer to pay for distribution of the fund's shares. We do not anticipate that drafting or implementing these policies and procedures will be costly.

By narrowing the options for financing distribution of fund shares, the proposed amendments could impose costs on funds and their advisers. If the remaining methods of financing distribution are not adequate, funds may not grow as quickly as they otherwise would have. Advisers, whose compensation is generally tied to net assets, may experience slower growth in their advisory fees, and fund shareholders may not benefit from the economies of scale that accompany asset growth. n74

n74 Historically, however, fund shareholders have not always enjoyed lower expenses as a result of increased assets.

[*52]

C. Request for Comment

We request comment on the potential costs and benefits identified in the proposal and any other costs and benefits that may result from the proposed amendments. For purposes of the Small Business Regulatory Enforcement Fairness Act of 1996, the Commission also requests information regarding the impact of the proposed rule on the economy on an annual basis. Commenters are requested to provide data to support their views.

VI. CONSIDERATION OF PROMOTION OF EFFICIENCY, COMPETITION, AND CAPITAL FORMATION

Section 2(c) of the Investment Company Act mandates the Commission, when engaging in rulemaking that requires it to consider or determine whether an action is necessary or appropriate in the public interest, to consider, in addition to the protection of investors, whether the action will promote efficiency, competition, and capital formation. n75

n75 *15 U.S.C. 80a-2*(c).

As discussed above, the proposed amendments would prohibit funds from compensating selling [*53] brokers with commissions generated from fund portfolio securities transactions. This new prohibition could promote efficiency by eliminating brokers' selling efforts, which are not indicative of their execution capabilities, as a factor that fund advisers use in selecting an executing broker. Efficiency also would be enhanced because, if commissions are not used to finance the distribution of a fund's shares, lower commission rates may be available or the fund may be able to obtain other services more directly beneficial to it and its shareholders.

We do not anticipate that these proposed amendments would harm competition. All funds would be precluded from using this form of compensation. In addition, the amendments should reduce incentives that broker-dealers currently have to base their fund recommendations to customers on payment for distribution. The amendments also could foster greater competition in brokerage commission rates by unbundling distribution from execution. Thus, the proposed amendments are designed to enhance competition.

The proposed amendments would prohibit a fund from relying on its selling brokers to effect fund portfolio securities transactions unless the fund [*54] has policies and procedures in place designed to ensure the active monitoring of brokerage allocation decisions when executing brokers also distribute the fund's shares. Thus, funds would not be unnecessarily limited in their choice of executing brokers, and the proposed amendments would not have adverse effects on competition in the provision of brokerage services. We do not anticipate that the proposed amendments would affect capital formation.

We request comment on whether the proposed amendments will affect efficiency, competition, or capital formation. Would the proposed amendments materially affect the efficiency, competition, and capital formation of funds, advisers, or broker-dealers? Comments will be considered by the Commission in satisfying its responsibilities under section 2(c) of the Investment Company Act. Commenters are requested to provide empirical data and other factual support for their views to the extent possible.

VII. PAPERWORK REDUCTION ACT

The proposed amendments contain a "collection of information" requirement within the meaning of the Paperwork Reduction Act of 1995. n76 We are submitting this proposal to the Office of Management and Budget ("OMB") [*55] for review in accordance with *44 U.S.C. 3507*(d) and 5 CFR 1320.11. The proposed amendments would add "collection of information requirements" to the existing collection of information requirements under rule 12b-1 of the Investment Company Act of 1940. The title for the collection of information requirements associated with the proposed amendments is "Rule 12b-1 under the Investment Company Act, 'Distribution of Shares by Registered Open-End Management Investment Company.'" An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. The approved collection of information associated with rule 12b-1, which would be revised by the proposed amendments, displays OMB control number 3235-0212.

n76 *44 U.S.C. 3501* to 3520.

Rule 12b-1 permits funds to use their assets to pay distribution-related costs. In order to rely on rule 12b-1, a fund must adopt "a [*56] written plan describing all material aspects of the proposed financing of distribution" that is approved by fund shareholders and fund directors. Any material amendments to the rule 12b-1 plan similarly must be approved by fund directors, and any material increase in the amount to be spent under the plan must be approved by fund shareholders. In considering a rule 12b-1 plan, the fund board must request and evaluate information reasonably necessary to make an informed decision. Rule 12b-1 also requires the fund to preserve for six years copies of the plan, any related agreements and reports, as well as minutes of board meetings that describe the factors considered and the basis for implementing or continuing a rule 12b-1 plan.

To eliminate a practice that is fraught with conflicts of interest and may be harmful to funds and fund shareholders, we propose to amend rule 12b-1 to prohibit funds from paying for the distribution of their shares with brokerage commissions. The proposed amendments would require funds that use their selling brokers to execute securities transactions to implement, and their boards of directors (including a majority of independent directors) to approve, policies [*57] and procedures. The policies and procedures would have to be reasonably designed to prevent: (i) the persons responsible for selecting broker-dealers to effect transactions in fund portfolio securities from taking broker-dealers' promotional or sales efforts into account in making those decisions; and (ii) the fund, its adviser or principal underwriter, from entering into any agreement under which the fund directs brokerage transactions or revenue generated by those transactions to a broker-dealer to pay for distribution of the fund's shares. This requirement includes the following new information collections: (i) a fund's documentation of its policies and procedures, and (ii) the approval by the board of directors of those policies and procedures.

The new information collection requirements would be mandatory. Responses provided to the Commission in the context of its examination and oversight program are generally kept confidential. n77

n77 *See* section 31(c) of the Investment Company Act [*15 U.S.C. 80a-30*(c)].

[*58]

The current annual information collection burden for rule 12b-1 is 621,700 hours. We estimate that, if the proposed amendments are adopted, the burden will increase to 628,833 hours. Our staff estimates that there are approximately 6,185 mutual fund portfolios with rule 12b-1 plans. n78 We anticipate that, if the proposed amendments are adopted, all of the approximately 3,100 active open-end funds will implement the policies and procedures required to use their selling brokers to execute portfolio securities transactions. n79

n78 This estimate, which is based on information filed with the Commission by funds, reflects an adjustment from our previous estimate of 6,217.

n79 We have estimated the information collection burdens associated with the policies and procedures required by the proposed amendments at the fund level, rather than the fund portfolio level, because we anticipate that one set of policies and procedures will cover a fund consisting of multiple portfolios.

Based on conversations with fund representatives, [*59] Commission staff estimates that for each of the 6,185 mutual fund portfolios that currently have a rule 12b-1 plan, the average annual burden of complying with the rule is 100 hours to maintain the plan and the total burden hours per year for all fund portfolios is 618,500 hours. n80 In the first year after adoption of the proposed amendments, we estimate that each fund will spend 10 hours to comply with the new information collection requirement, for a total of 31,000 additional burden hours in the first year. n81 The aggregate burden for all funds in the first year after adoption, therefore, is estimated to be 649,500 hours. n82 We estimate that the average weighted annual burden for all funds over the three-year period for which we are requesting approval of the information collection burden will be approximately 628,833 hours. n83

n80 6,185 fund portfolios x 100 hours per fund portfolio = 618,500 hours. This estimate takes into account the time needed to prepare quarterly reports to the board of directors, the board's consideration of those reports, and the board's annual consideration of the plan's continuation. [*60] n81 3,100 funds x 10 hours per fund + 31,000 hours.

n82 618,500 hours to comply with existing requirements + 31,000 hours to comply with the new requirements + 649,500.

n83 649,500 hours in year 1 + 618,500 hours in year 2 + 618,500 hours in year 3)/3 years + 628,833 hours/year).

If a currently operating fund seeks to adopt a new rule 12b-1 plan or materially increase the amount it spends for distribution under its rule 12b-1 plan, existing rule 12b-1 requires that the fund obtain shareholder approval. As a consequence, the fund will incur the cost of a proxy. Based on conversations with fund representatives, Commission staff estimates that three funds per year prepare a proxy in connection with the adoption or material amendment of a rule 12b-1 plan. We do not anticipate that the proposed amendments would result in an increase in the number of proxies prepared. The staff further estimates that the cost of each fund's proxy is $ 30,000. n84 Thus, the total aggregate annual cost burden of rule 12b-1 for funds is $ 90,000.

n84 This estimate, which is based on staff conversations with representatives of funds, reflects an adjustment from our previous estimate of $ 15,000 per proxy.

[*61]

We request comment on whether these estimates are reasonable. Pursuant to *44 U.S.C. 3506*(c)(2)(B), we solicit comments in order to: (i) evaluate whether the proposed collections of information are necessary for the proper performance of the functions of the Commission, including whether the information will have practical utility; (ii) evaluate the accuracy of the Commission's estimate of the burden of the proposed collections of information; (iii) determine whether there are ways to enhance the quality, utility, and clarity of the information to be collected; and (iv) minimize the burden of the collections of information on those who respond, including through the use of automated collection techniques or other forms of information technology.

Persons wishing to submit comments on the collection of information requirements of the proposed amendments should direct them to the Office of Management and Budget, Attention Desk Officer of the Securities and Exchange Commission, Office of Information and Regulatory Affairs, Room 10102, New Executive Office Building, Washington, DC 20503, and should send a copy to Jonathan G. Katz, Secretary, Securities **[*62]** and Exchange Commission, 450 Fifth Street, NW, Washington, DC 20549-0609, with reference to File No. S7-09-04. OMB is required to make a decision concerning the collection of information between 30 and 60 days after publication of this Release; therefore a comment to OMB is best assured of having its full effect if OMB receives it within 30 days after publication of this Release. Requests for materials submitted to OMB by the Commission with regard to this collection of information should be in writing, refer to File No. S7-09-04, and be submitted to the Securities and Exchange Commission, Records Management, Office of Filings and Information Services.

VIII. INITIAL REGULATORY FLEXIBILITY ANALYSIS

This Initial Regulatory Flexibility Analysis ("IRFA") has been prepared in accordance with *5 U.S.C. 603*. It relates to the proposed amendments to rule 12b-1, which governs the use of fund assets to finance the distribution of fund shares.

A. Reasons for the Proposed Action

As described more fully in Section I of this Release, the proposed amendments are necessary to address the practice of directing brokerage commissions to particular broker-dealers **[*63]** in order to compensate them for selling fund shares, a practice we believe is fraught with conflicts of interests and may be harmful to funds and fund shareholders.

B. Objectives of the Proposed Action

As described more fully in Section II of this Release, the objectives of the proposed amendments, which would apply to all funds, are to prohibit funds from paying for distribution of fund shares with brokerage commissions and to ensure the active monitoring of brokerage allocation decisions when executing brokers also distribute the fund's shares.

C. Legal Basis

The amendments to rule 12b-1 are being proposed pursuant to the authority set forth in sections 12(b) [*15 U.S.C. 80a-12*(b)] and 38(a) [*15 U.S.C. 80a-37*(a)] of the Investment Company Act.

D. Small Entities Subject to the Rule and Proposed Amendments

A small business or small organization (collectively, "small entity"), for purposes of the Regulatory Flexibility Act, is a fund that, together with other funds in the same group of related investment companies, has net assets of $ 50 million or less as of the end of its most recent fiscal year. **[*64]** n85 Of approximately 5,124 registered investment companies, approximately 204 are small entities. n86 As discussed above, the proposed amendments would prohibit all funds, regardless of size, from using portfolio brokerage commissions to finance distribution. All funds that use selling brokers to execute portfolio transactions would be required to implement policies and procedures. We have no reason to expect that small entities would be disproportionately affected by the proposed amendments. We request comment on the effects and costs of the proposed amendments on small entities.

n85 17 CFR 270.0-10.

n86 Some or all of these entities may contain multiple series or portfolios. If a registered investment company is a small entity, the portfolios or series it contains are also small entities.

E. Reporting, Recordkeeping, and Other Compliance Requirements

The proposed amendments do not include any new reporting or recordkeeping requirements. The proposed amendments would introduce a new prohibition, applicable **[*65]** to all funds, including small entities, on the use of fund brokerage commissions to compensate selling brokers. In addition, all funds, including small entities, would be prohibited from using selling brokers to execute portfolio transactions unless they have implemented policies and procedures reasonably designed to prevent: (i) the persons responsible for selecting broker-dealers to effect transactions in fund portfolio securities from taking broker-dealers' promotional or sales efforts into account in making those decisions; and (ii) the fund, its adviser or principal underwriter, from entering into any agreement under which the fund directs brokerage transactions or revenue generated by those transactions to a broker-dealer to pay for distribution of the fund's shares. The board of directors would have to approve these policies and procedures.

F. Duplicative, Overlapping, or Conflicting Federal Rules

We have not identified any federal rules that duplicate, overlap, or conflict with the proposed amendments. The requirement that funds that use their selling brokers to execute portfolio securities transactions implement policies and procedures is encompassed by the more general **[*66]** requirement for compliance policies and procedures contained in rule 38a-1 under the Investment Company Act. n87 The policies and procedures that the proposed amendments would require are more specific than those we recently required all funds and investment advisers to adopt and are designed to ensure the active monitoring of brokerage allocation decisions when a fund's executing brokers also distribute the fund's shares. If a fund has implemented policies and procedures under the proposed amendments, it would be able to incorporate those policies and procedures into the policies and procedures it maintains pursuant to rule 38a-1.

n87 17 CFR 270.38a-1.

G. Significant Alternatives

The Regulatory Flexibility Act directs us to consider significant alternatives that would accomplish the stated objective, while minimizing any significant adverse impact on small entities. Alternatives in this category would include: (i) establishing different compliance or reporting standards that take into account the resources available **[*67]** to small entities; (ii) clarifying, consolidating, or simplifying the compliance requirements under the rule for small entities; (iii) using performance rather than design standards; and (iv) exempting small entities from coverage of the rule, or any part of the rule.

Establishing different standards for small entities is not feasible because we believe that a complete ban on the use of brokerage commissions to finance distribution is necessary in light of the intensity of the conflicts of interest that surround the practice. It would be inappropriate to apply a different standard for small entities, whose advisers may face even greater pressure than advisers to larger funds to take all measures to enhance distribution. Shareholders of small funds should receive the same protection as shareholders in large funds. Nevertheless, we request comment on whether we should modify the proposed amendments in any way to reduce the burden on small entities.

We do not believe that clarification, consolidation, or simplification of the compliance requirements is feasible. The proposed amendments contain a straightforward ban on the use of brokerage commissions to finance distribution. The special **[*68]** requirements applicable to a fund that uses a selling broker to execute its portfolio securities transactions are likewise clear. We request comment on ways to clarify, consolidate, or simplify any part of the proposed amendments.

We do not believe that the use of performance rather than design standards is feasible. The proposed amendments would prohibit the use of brokerage commissions to finance distribution because the experience of our staff, including a recent staff review of brokerage commission practices, has led us to believe that the conflicts surrounding this practice are unmanageable. The requirement in the proposed amendments that funds that rely on selling brokers to execute transactions must have in place policies and procedures to prevent the persons making brokerage allocation decisions from taking fund sales into account and to prohibit directed brokerage agreements is a performance standard, because it permits funds or their advisers to implement policies and procedures tailored to their organizations.

We believe that it would be impracticable to exempt small entities from the proposed ban. Doing so would deny to small funds and their shareholders the protection **[*69]** that we believe they are due. We request comment on whether small entities and their shareholders could be afforded equal protection other than through a ban on the use of brokerage to finance fund sales. We also believe than tit would be impracticable to exempt small entities that effect fund portfolio transactions through a selling broker from the requirement that they implement policies and procedures.

H. Solicitation of Comments

We encourage the submission of comments with respect to any aspect of this IRFA. Comment is specifically requested on the number of small entities that would be affected by the proposed amendments, and the likely impact of the proposals on small entities. Commenters are asked to describe the nature of any impact and provide empirical data supporting the extent of the impact. These comments will be considered in connection with the adoption of the proposed amendments and will be reflected in the Final Regulatory Flexibility Analysis.

Comments should be submitted in triplicate to Jonathan G. Katz, Secretary, Securities .and Exchange Commission, 450 Fifth Street, NW, Washington, DC 20549-0609. Comments also may be submitted electronically to the following **[*70]** E-mail address: rule-comment@sec.gov. All comment letters should refer to File No. S7-09-04.; this file number should be included in the subject line if E-mail is used. n88

n88 Comments on the IRFA will be placed in the same public file that contains comments on the proposed amendments themselves.

IX. STATUTORY AUTHORITY

The Commission is proposing amendments to rule 12b-1 under the Investment Company Act pursuant to the authority set forth in sections 12(b) [*15 U.S.C. 80a-12*(b)] and 38(a) [*15 U.S.C. 80a-37*(a)] of the Investment Company Act.

TEXT OF PROPOSED RULES

For reasons set forth in the preamble, Title 17, Chapter II of the Code of Federal Regulations is proposed to be amended as follows;

PART 270 - RULES AND REGULATIONS, INVESTMENT COMPANY ACT OF 1940

1. The authority citation for Part 270 continues to read in part as follows:

AUTHORITY: 15 U.S.C: 80a-1 et seq., 80a-34(d), 80a-37, and 80a-39, unless otherwise noted.

***** [*71]

2. Section 270.12b-1 is amended by adding new paragraphs (h) and (i) to read as follows:

§ 270.12b-1 Distribution of shares by registered open-end management investment company.

*****

(h) Notwithstanding any other provision of this section, a company may not compensate a broker or dealer for any promotion or sale of shares issued by that company by directing to the broker or dealer:

(1) The company's portfolio securities transactions; or

(2) Any remuneration, including but not limited to any commission, mark-up, mark-down, or other fee (or portion thereof) received or to be received from the company's portfolio transactions effected through any other broker (including a government securities broker) or dealer (including a municipal securities dealer or a government securities dealer); and

(i) Notwithstanding any other provision of this section, a company may not direct its portfolio securities transactions to a broker or dealer that promotes or sells shares issued by the company, unless the company (or its investment adviser) has implemented, and the company's board of directors (including a majority of directors who are not interested persons of the company) has approved, policies [*72] and procedures reasonably designed to prevent:

(1) The persons responsible for selecting brokers and dealers to effect the company's portfolio securities transactions, from taking into account the brokers' and dealers' promotion or sale of shares issued by the company or any other registered investment company; and

(2) The company, and any investment adviser and principal underwriter of the company, from entering into any agreement (whether oral or written) or other understanding under which the company directs, or is expected to direct, portfolio securities transactions, or any remuneration described in paragraph (h)(2) of this section, to a broker (including a government securities broker) or dealer (including a municipal securities dealer or a government securities dealer) in consideration for the promotion or sale of shares issued by the company or any other registered investment company.

By the Commission.

EXHIBIT E

LEXSEE 2004 SEC LEXIS 2027

Prohibition on the Use of Brokerage Commissions to Finance Distribution

File No. S7-09-04

SECURITIES AND EXCHANGE COMMISSION

Release No. IC-26591; 17 CFR Part 270; RIN 3235-AJ07

2004 SEC LEXIS 2027

September 2, 2004

ACTION:
[*1] Final rule.

TEXT: SUMMARY: The Securities and Exchange Commission is adopting amendments to the rule under the Investment Company Act of 1940 that governs the use of assets of open-end management investment companies ("funds") to distribute their shares. The amended rule prohibits funds from paying for the distribution of their shares with brokerage commissions. The amendments are designed to end a practice that poses significant conflicts of interest and may be harmful to funds and fund shareholders.

DATES: *Effective Date:* October 14, 2004.

Compliance Date: December 13, 2004. Section III of this release contains more information on the compliance date.

FOR FURTHER INFORMATION CONTACT: William C. Middlebrooks, Jr., Attorney, or Penelope W. Saltzman, Branch Chief, at (202) 942-0690, Office of Regulatory Policy, Division of Investment Management, Securities and Exchange Commission, 450 Fifth Street, NW, Washington, DC 20549-0506.

SUPPLEMENTARY INFORMATION: The Securities and Exchange Commission ("SEC" or "Commission") is adopting amendments to rule 12b-1 [17 CFR 270.12b-1] under the Investment Company Act of 1940 [*15 U.S.C. 80a*] ("Investment [*2] Company Act" or "Act"). n1

n1 Unless otherwise noted, all references to statutory sections are to the Investment Company Act of 1940, and all references to "rule 12b-1" or any paragraph of the rule will be to 17 CFR 270.12b-1, as amended.

I. BACKGROUND

Funds buy and sell large amounts of securities each year for their portfolios. n2 Fund advisers choose which broker or dealer will effect transactions ("executing broker"), and can use commissions to reward brokers or dealers for promoting the sale of fund shares ("selling brokers"). Brokers are prohibited from conditioning the promotion of fund shares on the receipt of brokerage commissions from a fund. n3 Since 1981, however, fund advisers have been permitted to follow a disclosed policy "of considering sales of shares that the fund issues as a *factor* in the selection of broker-dealers to execute portfolio transactions, subject to best execution." n4

n2 In 2003 alone, mutual fund securities transactions totaled approximately $ 8.3 trillion. Investment Company Institute, Mutual Fund Fact Book 131 (2004) (reporting approximately $ 4.3 trillion in total purchases and approximately $ 4 trillion in total sales of portfolio securities by equity, hybrid, and bond funds). This figure does not include purchases and sales by money market funds. [*3]

n3 NASD Conduct Rule 2830(k) (the "Anti-Reciprocal Rule"). *See also* In the Matter of Morgan Stanley DW Inc., Securities Act Release No. 8339 (Nov. 17, 2003) ("Morgan Stanley") (finding that broker-dealer's program for giving marketing preferences to funds in exchange for cash and brokerage commissions violated NASD Conduct Rule 2830(k)); *NASD Charges Morgan Stanley with Giving Preferential Treatment to Certain Mutual Funds in Exchange for Brokerage Commission Payments,* NASD News Release (Nov. 17, 2003) ("NASD News Release") (announcing companion NASD action for violation of NASD Conduct Rule 2830(k) by, among other things, favoring the distribution of shares of particular funds on the basis of brokerage commissions to be paid by the funds).

n4 *See* Order Approving Proposed Rule Change and Related Interpretation under Section 36 of the Investment Company Act, Investment Company Act Release No. 11662 (Mar. 4, 1981) [*46 FR 16012* (Mar. 10, 1981)] ("1981 Release") (emphasis added). We made this statement in our order approving the NASD's amendment to the Anti-Reciprocal Rule in 1981 to permit NASD members, subject to the prohibition, to sell shares of funds that follow a disclosed policy "of considering sales of their shares as a factor in the selection of broker/dealers to execute portfolio transactions, subject to best execution." *See also* discussion *infra* note 10 and accompanying text.

[*4]

Last year we conducted a review of current brokerage practices. Our staff found that the use of brokerage commissions to facilitate the sale of fund shares is widespread among funds that rely on broker-dealers to sell fund shares. n5 In some cases transactions are directed to selling brokers. In other cases where the selling broker lacks capacity to execute fund securities transactions, fund advisers will cause the fund to enter into "step out" and other types of arrangements under which a portion of the commission is directed to the selling brokers. n6 Fund advisers and selling brokers keep track of the value of directed brokerage, and if an insufficient amount of brokerage is directed to a selling broker, the broker may require compensation from the adviser. If the compensation that a selling broker receives for distributing shares of a fund (or a fund complex) falls below agreed-upon levels, the selling broker may reduce its selling efforts for the funds.

n5 *See* Prohibition on the Use of Brokerage Commissions to Finance Distribution, Investment Company Act Release No. 26356 (Feb. 24, 2004) [*69 FR 9726* (Mar. 1, 2004)] ("Proposing Release"). [*5]

n6 For further description of these practices, *see* Proposing Release, *supra* note 5, at nn.12-14 and accompanying text.

Pressures to distribute fund shares (or to avoid making payments for distribution out of their own assets) have caused advisers to direct more fund brokerage (or brokerage dollars) to selling brokers. The directed brokerage has been assigned explicit values, recorded, and traded as part of increasingly intricate arrangements by which fund advisers barter fund brokerage for sales efforts. These arrangements are today far from the benign practice that we approved in 1981 when we allowed funds to merely consider sales in allocating brokerage. n7

n7 *See supra* note 4 and accompanying text.

Fund brokerage is an asset of the fund, and its use to pay for distribution expenses implicates rule 12b-1, which regulates the use of fund assets to pay selling brokers or otherwise finance the sale of fund shares. n8 Rule [*6] 12b-1 permits funds to use their assets to pay distribution-related costs, subject to certain conditions designed to address concerns about the conflicts of interest arising from allowing funds to finance distribution. n9 In 1981, shortly after we adopted rule 12b-1 and in light of its adoption, we concluded that "it is not inappropriate for investment companies to seek to promote the sale of their shares through the placement of brokerage *without the incurring of any additional expense.*" n10

n8 17 CFR 270.12b-1. Because it is an asset of the fund, fund brokerage must be used for the fund's benefit. *See* Electronic Filing by Investment Advisers; Proposed Amendments to Form ADV, Investment Advisers Act Release No. 1862 (Apr. 5, 2000) [*65 FR 20524* (Apr. 17, 2000)], at text following n.166 ("Client brokerage, however, is an asset of the client -- not of the adviser."). *See also* American Bar Association, *Fund Director's Guidebook, 59 Bus. Law. 201, 243 (2003)* ("Brokerage commissions are assets of the fund, and the fund's directors are ultimately responsible for determining policies governing brokerage practices."). [*7]

n9 *See* Bearing of Distribution Expenses by Mutual Funds, Investment Company Act Release No. 11414 (Oct. 28, 1980) [*45 FR 73898* (Nov. 7, 1980)]. In order to rely on rule 12b-1, among other requirements, a fund must adopt "a written plan describing all material aspects of the proposed financing of distribution" that is approved by fund shareholders and fund directors. 17 CFR 270.12b-1(b). We adopted rule 12b-1 pursuant to section 12(b) of the Act, which makes it unlawful for a fund "to act as a distributor of securities of which it is the issuer, except through an underwriter, in contravention of such rules and regulations" as we prescribe. *15 U.S.C. 80a-12*(b). Section 12(b) was intended to protect funds from bearing excessive sales and promotion expenses. Investment Trusts and Investment Companies, *Hearings on H.R. 10065 Before a Subcomm. of the House Comm. on Interstate and Foreign Commerce,* 76th Cong., 3d Sess. 112 (1940) (statement of David Schenker).

n10 1981 Release, *supra* note 4. (emphasis added). This conclusion was stated in our order approving the NASD's amendment to its Anti-Reciprocal Rule. *See supra* notes 3-4 and accompanying text.

[*8]

After reviewing the current directed brokerage practices described above, in February 2004, we proposed to amend rule 12b-1 to prohibit the use of fund brokerage to compensate broker-dealers for selling fund shares. n11 Our proposal was intended to end practices that we concluded were inconsistent with the rationale of our 1981 decision and involved unmanageable conflicts of interest. The NASD also has proposed a corresponding change to its rules. n12

n11 Proposing Release, *supra* note 5.

n12 Under the proposed rule change, the NASD would eliminate the provision of the Anti-Reciprocal Rule that allows NASD members to sell shares of funds that follow a disclosed policy of considering the sale of fund shares in the selection of executing brokers. *See* Proposed Amendment to Rule Relating to Execution of Investment Company Portfolio Transactions, NASD Rule Filing 2004-027 (Feb. 10, 2004) (http://www.nasdr.com/pdf-text/rf04_27.pdf). The proposed amendment currently is under review by the Commission.

II. DISCUSSION [*9]

We received thirty-three comment letters in response to our proposal to ban funds' use of directed brokerage to compensate brokers for the sale of fund shares. Twenty-three of these commenters supported the proposal, agreeing with our conclusion that the practice of using brokerage to reward sales of fund shares involves substantial conflicts of interest. Seven commenters opposed the proposed ban. n13

n13 Some commenters recommended enhanced disclosure of directed brokerage practices as an alternative approach. Other commenters questioned whether it would be possible to provide effective disclosures. After reviewing these comments, we believe that there would not be an effective way of providing comprehensive information that would allow many fund investors to evaluate a fund adviser's use of brokerage and the conflicts involved.

We are adopting the amendments to rule 12b-1 substantially as proposed. We are taking this action because we have concluded that the practice of trading brokerage for sales of fund shares may [*10] harm investors in mutual funds in at least four ways:

. *Adverse Impact on Best Execution of Fund Transactions.* The decision to use brokerage commissions to pay for distribution poses significant conflicts. Fund advisers, whose compensation is based on the amount of assets held by the fund, have an incentive to promote the sale of fund shares to increase their advisory fees, and to avoid having to pay brokers out of their own pockets for selling fund shares ("revenue sharing"). n14 Competition among fund advisers to secure a prominent place in selling brokers' distribution networks ("shelf space") has created powerful incentives to direct brokerage based on distribution considerations. n15 This can adversely affect decisions on how and where to effect portfolio securities transactions, or how frequently to trade portfolio securities. n16 Because of the practical limitations on the ability of fund directors to actively monitor and evaluate the motivations behind the selection of brokers to effect portfolio securities transactions, we believe that reliance on fund directors to police the use of fund brokerage to promote the sale of fund shares is not sufficient. n17

n14 *See* Proposing Release, *supra* note 5, at nn.36-37 and accompanying text. [*11]

n15 *See* Rich Blake, *How High Can Costs Go?,* Institutional Investor, May 2001, at 62-63 ("Just as fund companies need to cut through the clutter of all the funds available for sale, they must also attract the attention of the average sales person, who might familiarize himself with just a handful of funds among hundreds in any given asset category.").

n16 *See* Letter from Matthew P. Fink, President, Investment Company Institute, to William H. Donaldson, Chairman, SEC (Dec. 16, 2003) (http://www.ici.org/statements/cmltr/03_sec_soft_com.html#TopOfPage) (noting that the use of brokerage commissions to finance distribution "can give rise to the appearance of a conflict of interest, as well as the potential for actual conflicts, given the fact-specific nature of the best execution determination."). As with all other portfolio securities transactions, however, the fund adviser has a duty to seek best execution. The adviser must see that these portfolio securities transactions are executed "in such a manner that the client's total cost or proceeds in each transaction is most favorable under the circumstances." In the Matter of Kidder, Peabody & Co., Inc., Investment Advisers Act Release No. 232 (Oct. 16, 1968). *See also* Interpretive Release Concerning the Scope of Section 28(e) of the Securities Exchange Act of 1934 and Related Matters, Securities Exchange Act Release No. 23170 (Apr. 23, 1986) [*51 FR 16004* (Apr. 30, 1986)]; Applicability of the Commission's Policy Statement on the Future Structure of the Securities Markets to Selection of Brokers and Payment of Commissions by Institutional Managers, Investment Company Act Release No. 7170, [1971-72 Transfer Binder] *Fed. Sec. L. Rep. (CCH) 78,776* (May 17, 1972) (advisers "must assign executions and pay for brokerage services in accordance with the reliability and quality of those services and their value and expected contribution to the performance of the account they are managing"). [*12]

n17 For these reasons, the rule provides for a ban, rather than the alternative approach, suggested by some commenters, that fund boards receive periodic reports about brokerage allocations.

. *Circumvention of Limits on Distribution Expenses.* Pursuant to section 22(b) of the Investment Company Act, n18 the NASD prohibits its members (*i.e.,* broker-dealers) from selling shares of funds that impose excessive sales loads and other distribution costs directly or indirectly on shareholders. n19 By using these directed brokerage arrangements, fund advisers and brokers are able to circumvent the

NASD rules on excessive sales charges, thus undermining the protections afforded fund shareholders by those rules and by section 22(b) of the Act.

n18 *15 U.S.C. 80a-22*(b).

n19 NASD Conduct Rule 2830(d). The rule deems a sales charge to be excessive if it exceeds the rule's caps. A fund's sales load (whether charged at the time of purchase or redemption) may not exceed 8.5 percent of the offering price if the fund does not charge a rule 12b-1 fee. NASD Conduct Rule 2830(d)(1)(A). If the fund also charges a service fee, the maximum aggregate sales charge may not exceed 7.25 percent of the offering price. NASD Conduct Rule 2830(d)(1)(D). The aggregate sales charges of a fund with a rule 12b-1 fee may not exceed 7.25 percent of the amount invested, and the amount of the asset-based sales charge (the rule 12b-1 fee) may not exceed 0.75 percent per year of the fund's average annual net assets. NASD Conduct Rule 2830(d)(2)(B), (E)(i). Under the cap, therefore, an increase in the fund's sales load could reduce the permissible level of payments a selling broker may receive in the form of 12b-1 fees. The NASD designed the rule so that cumulative charges for sales-related expenses, no matter how they are imposed, are subject to equivalent limitations. *See* Order Approving Proposed Rule Change Relating to the Limitation of Asset-Based Sales Charges as Imposed by Investment Companies, Securities Exchange Act Release No. 30897 (July 7, 1992) [*57 FR 30985* (July 13, 1992)], at text accompanying n.9. **[*13]**

. *Transparency of Distribution Expenses.* Under our rules, fund investors receive information about fund expenses, including distribution expenses, in a fee table contained in every fund prospectus, which identifies the amount of sales load, as well as "12b-1 fees" that are deducted from fund assets. n20 The practice of trading brokerage for sales efforts involves costs that are built into brokerage commissions, which are treated as capital items rather than expenses. Thus, the practice of directing brokerage for distribution of fund shares diminishes the transparency of fund distribution costs and the ability of an investor or prospective investor to understand the amount of those costs. n21

n20 Item 3 of Form N-1A requires all funds to provide a fee table that discloses, among other things, "Distribution [and/or Service] (12b-1) Fees." This phrase is defined in instruction 3.b. to Item 3 as including "all distribution or other expenses incurred during the most recent fiscal year under a plan adopted pursuant to rule 12b-1."

n21 In February, we proposed two rules under the Securities Exchange Act of 1934 [*15 U.S.C. 78a]* ("Exchange Act") that would require broker-dealers to provide their customers with specific information, at the point of sale and in transaction confirmations, regarding the costs and conflicts of interest that arise from the distribution of fund shares. *See* Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities, and Other Confirmation Requirement Amendments, and Amendment to the Registration Form for Mutual Funds, Securities Exchange Act Release No. 49148 (Jan. 29, 2004) [*69 FR 6438* (Feb. 10, 2004)]. Because we are prohibiting the payment of brokerage commissions to finance fund share distribution, funds will no longer be able to pay for share distribution with brokerage commissions. Thus, we will consider the effect of this prohibition when evaluating any further action with regard to disclosures of brokerage commissions associated with portfolio securities transactions. **[*14]**

. *Consequence of Broker Conflicts.* Finally, these practices may corrupt the relationship between broker-dealers and their customers. n22 Receipt of brokerage commissions by a broker-dealer for selling fund shares creates an incentive for the broker to recommend funds that best compensate the broker rather than funds that meet the customer's investment needs. n23 Because of the lack of transparency of brokerage commissions and their value to a broker-dealer, customers are unlikely to appreciate the extent of this conflict.

n22 *See, e.g.,* Morgan Stanley, *supra* note 3 (finding broker-dealer had willfully violated section 17(a)(2) of the Securities Act of 1933 [*15 U.S.C. 77q*(a)(2)] and rule 10b-10 [17 CFR 240.10b-10] under the Exchange Act by failing to disclose to its customers who purchased fund shares that it was being paid by certain fund companies, with a combination of cash and brokerage commissions, to make special efforts to market those funds; also finding broker-dealer had violated NASD Rule 2830(k), which essentially prohibits NASD members from favoring the sale of mutual fund shares based on the receipt of brokerage commissions); NASD News Release, *supra* note 3. *See also* Laura Johannes and John Hechinger, *Conflicting Interests: Why a Brokerage Giant Pushes Some Mediocre Mutual Funds,* Wall St. J., Jan. 9, 2004, at A1. **[*15]**

n23 *See* Ruth Simon, *Why Good Brokers Sell Bad Funds,* Money, July 1991, at 94.

A. Ban on Directed Brokerage

Rule 12b-1(h)(1) prohibits funds from compensating a broker-dealer for promoting or selling fund shares by directing brokerage transactions to that broker. n24 The prohibition applies both to directing transactions to selling brokers, and to indirectly compensating selling brokers by participation in step-out and similar arrangements in which the selling broker receives a portion of the commission. n25 The ban extends to any payment, including any commission, mark-up, mark-down, or other fee (or portion of another fee) received or to be received from the fund's portfolio transactions effected through any broker or dealer. n26

n24 Rule 12b-1(h)(1). The rule prohibits funds from financing distribution of fund shares through the direction of any service related to effecting a fund brokerage transaction, including performing or arranging for the performance of any function related to processing a brokerage transaction. The prohibition reaches transactions executed by government securities dealers and municipal securities dealers. **[*16]**

n25 Rule 12b-1(h)(1)(ii). The prohibition also extends to circumstances in which two funds cooperate to direct brokerage commissions to the selling broker of the other fund. *See* section 48 under the Act [*15 U.S.C. 80a-47*(a)] (making it unlawful for a person to do indirectly what the person could not do directly).

n26 Rule 12b-1(h)(1)(ii).

B. Policies and Procedures

The amendments we are adopting today recognize that many funds are likely to find that, for some portfolio transactions, the broker-dealer who can provide best execution also distributes the fund's shares. The prohibition we adopt today is not intended to compromise best execution. Nevertheless, the fact that a selling broker provides best execution would not cure a violation of the prohibition on funds or their advisers directly or indirectly compensating the broker for promoting fund shares with payments from portfolio transactions. Rule 12b-1(h)(2) permits a fund to use its selling broker to execute transactions in portfolio securities n27 only if the fund or its adviser has implemented **[*17]** policies and procedures designed to ensure that its selection of selling brokers for portfolio securities transactions is not influenced by considerations about the sale of fund shares. n28 These procedures must be approved by the fund's board of directors, including a majority of the independent directors, and must be reasonably designed to prevent: (i) the persons responsible for selecting broker-dealers to effect transactions in fund portfolio securities transactions (*e.g.*, trading desk personnel) from taking into account, in making those decisions, broker-dealers' promotional or sales efforts, n29 and (ii) the fund, its adviser and principal underwriter from entering into any agreement or other understanding under which the fund directs brokerage transactions or revenue generated by those transactions to a broker-dealer to pay for distribution of the fund shares. n30 These procedures must be designed to prevent funds from entering into informal arrangements to direct portfolio securities transactions to a particular broker. n31 n27 Some commenters expressed concern that the rule would inhibit funds from using selling brokers to execute fund brokerage transactions, and requested that the Commission clarify that the rule does not prohibit a fund from using a selling broker to execute brokerage transactions. **[*18]**

n28 Rule 12b-1(h)(2). *See supra* note 16.

n29 Rule 12b-1(h)(2)(ii)(A).

n30 Rule 12b-1(h)(2)(ii)(B). This provision should be interpreted broadly to reach any arrangement or other understanding, whether binding or not, between a fund and a broker-dealer, including an understanding to direct brokerage to a government securities dealer or a municipal securities dealer, or an understanding in which each of two funds directs brokerage to the other fund's selling broker.

n31 Under our compliance rule, a fund's compliance officer is required to report annually to the board regarding the operation of the fund's policies and procedures, including policies and procedures to ensure that brokerage allocation is not influenced by considerations of fund distribution. 17 CFR 270.38a-1(a)(4)(iii)(A). Therefore, we did not include a provision in the rule, as suggested by some commenters, that would require periodic reporting of brokerage allocation to the board.

The procedures should be incorporated into each fund's compliance policies and procedures, which each fund is required to adopt by our rule **[*19]** 38a-1. n32 Fund chief compliance officers should assure themselves that the required procedures are in place as well as any others that they believe are reasonably necessary to prevent violation of the prohibition against directing brokerage for sales of fund shares. Compliance officers of broker-distributed funds should monitor the operation of the policies and procedures, and should consider periodic testing of brokerage allocations to determine whether there is a significant correlation between sales and the direction of brokerage that may suggest the existence of informal arrangements in violation of the rule.

n32 17 CFR 270.38a-1.

Several commenters urged that we modify the rule to incorporate a safe harbor for funds that use selling brokers to execute portfolio securities transactions. Many of these commenters asserted that without a safe harbor included in the amended rule, funds would be discouraged from selecting selling brokers to execute portfolio transactions. We believe that a safe harbor is unnecessary. **[*20]** As described above, we are requiring instead that funds that select their selling brokers to execute trades implement policies and procedures designed to ensure that those selections are based on the quality of the execution rather than the promotion of fund shares. n33 The inclusion of this requirement acknowledges that, consistent with the ban we are adopting today, there will be some instances, in which funds will execute portfolio securities transactions through their selling brokers.

n33 Rule 12b-1(h)(2).

C. Further Amendments to Rule 12b-1

We also requested comment on the need for further amendments to rule 12b-1, including the rescission of the rule. We received approximately 1,650 comments in response to this request for comment. Comment letters provided a number of alternatives and suggestions that we have asked the staff to explore. These included an approach set forth in the Proposing Release that would refashion rule 12b-1 to provide that funds deduct distribution-related costs directly from shareholder **[*21]** accounts rather than from fund assets. n34 Commenters also addressed concerns regarding revenue sharing. We will take these and other comments we received into consideration as we evaluate whether and how to amend the rule further. We are not adopting any further changes to rule 12b-1 today.

n34 *See* Proposing Release, *supra* note 5, at nn. 63-67 and accompanying text.

III. EFFECTIVE AND COMPLIANCE DATES

The amendments to rule 12b-1 will be effective on October 14, 2004. The compliance date of these rule amendments is December 13, 2004. No later than the compliance date, funds must be in compliance with the ban in paragraph (h)(1) of the rule and funds that use their selling brokers to execute portfolio securities transactions must have in place the policies and procedures prescribed by paragraph (h)(2)(ii) of rule 12b-1. Funds may make corresponding changes to their registration statements at the time of the next regularly scheduled amendment.

IV. COST-BENEFIT ANALYSIS

We are sensitive to the costs and **[*22]** benefits that result from our rules. The amendments prohibit the use of brokerage commissions to compensate broker-dealers for the distribution of fund shares. In the Proposing Release, we requested comment and specific data regarding the costs and benefits of the proposed amendments. n35 We received no comments on the costs and benefits of the proposed amendments.

n35 *See* Proposing Release, *supra* note 5, at section V.C.

A. Benefits

The amendments will benefit funds and their shareholders. The practice of directing brokerage for sales involves substantial conflicts of interest that can harm shareholders. Fund advisers control fund brokerage and, as a result of their compensation structures, have incentives to maximize the size of funds they advise, while fund shareholders are interested in maximizing their fund returns by minimizing overall costs, including transaction costs. Fund advisers that overtrade fund portfolio securities in order to generate additional sales of fund shares, or that fail to optimize **[*23]** transactions costs, impose real costs on fund investors, which these rule amendments seek to eliminate. The opaqueness of fund transaction costs makes it impossible for investors to control the conflict or to understand the amount of actual costs incurred for distribution of fund shares.

The elimination of the practice of directing fund brokerage for distribution also may yield secondary benefits to funds if it leads to lower institutional brokerage rates, lower portfolio turnover rates, and better transparency of distribution costs. The Commission has no way of quantifying these benefits.

B. Costs

The amendments may decrease the commissions received by broker-dealers who may seek to make up for any shortfall from other sources. In response, fund advisers may seek to increase sales loads paid by investors, or to increase the amount of payments to broker-dealers deducted from fund assets under a rule 12b-1 plan. The ability of advisers to obtain these funds is, however, subject to NASD limits, and by the requirement that fund shareholders approve increases to fees deducted pursuant to a rule 12b-1 plan. Alternatively, advisers may be required to increase the payments that they **[*24]** make to broker-dealers out of their own assets, which are likely to cause advisers' costs to rise. n36 Advisers may resist making these payments because of uncertainty that they may be recouped.

n36 Advisers may seek to increase their management fees to offset increased payments to broker-dealers. Any increase in management fees would have to be approved by the fund's shareholders. *See 15 U.S.C. 80a-15*(a).

We assume that a great many, if not all, funds are likely to find that, for some portfolio transactions, the broker-dealer who can provide best execution also distributes the fund's shares. These funds will incur costs in order to comply with the requirement for policies and procedures contained in the amendments. n37 Specifically, these funds or their advisers would be required to institute policies and procedures reasonably designed to prevent: (i) the persons responsible for selecting broker-dealers to effect transactions in fund portfolio securities from taking broker-dealers' **[*25]** promotional or sales efforts into account in making those decisions; and (ii) the fund, its adviser or principal underwriter, from entering into any agreement under which the fund directs brokerage transactions or revenue generated by those transactions to a broker-dealer to pay for distribution of the fund's shares. We do not anticipate that drafting or implementing these policies and procedures will be costly.

n37 We assume that a great majority of, if not all, funds are likely to find that, for some portfolio transactions, the broker-dealer who can provide best execution also distributes the fund's shares.

By narrowing the options for financing distribution of fund shares, the proposed amendments could impose costs on funds and their advisers. If the remaining methods of financing distribution are not adequate, funds may not grow as quickly as they otherwise would have. Advisers, whose compensation is generally tied to net assets, may experience slower growth in their advisory fees, and fund shareholders may not **[*26]** benefit from the economies of scale that accompany asset growth. n38

n38 Historically, however, fund shareholders have not always enjoyed lower expenses as a result of increased assets (the absence of lower expenses can result from a number of causes, including that advisers are failing to pass on scale economies to shareholders or that advisers are not themselves earning scale economies).

V. CONSIDERATION OF PROMOTION OF EFFICIENCY, COMPETITION, AND CAPITAL FORMATION

Section 2(c) of the Investment Company Act mandates the Commission, when engaging in rulemaking that requires it to consider or determine whether an action is necessary or appropriate in the public interest, to consider, in addition to the protection of investors, whether the action will promote efficiency, competition, and capital formation. n39

n39 *15 U.S.C. 80a-2*(c).

[*27]

As discussed above, the amendments prohibit funds from compensating selling brokers with commissions generated from fund portfolio securities transactions. This new prohibition could promote efficiency by eliminating brokers' selling efforts, which are not indicative of their execution capabilities, as a factor that fund advisers use in selecting an executing broker. Efficiency also will be enhanced because, if commissions are not used to finance the distribution of a fund's shares, lower commission rates may be available or the fund may be able to obtain other services more directly beneficial to it and its shareholders.

We do not anticipate that these amendments will harm competition; they are, in fact, intended to enhance competition. All funds are precluded from using this form of compensation. In addition, the amendments should reduce incentives that broker-dealers currently have to base their fund recommendations to customers on payment for distribution. The amendments also could foster greater competition in brokerage commission rates by unbundling distribution from execution.

Although we do not anticipate that these amendments will adversely impact competition, we do not know **[*28]** whether these amendments will affect all funds in the same manner. Certain types of portfolio managers, for instance, might rely more heavily on directed brokerage to ensure adequate shelf space for the funds they advise than other advisers, which could result in an increase in some funds' costs. The ban on directed brokerage to pay for distribution also could lead to an increase in costs for some funds if the amendments compel the fund to modify the way it distributes its shares. This potential differential impact on funds could affect competition.

The amendments prohibit a fund from relying on its selling brokers to effect fund portfolio securities transactions unless the fund has policies and procedures in place designed to ensure the active monitoring of brokerage allocation decisions when executing brokers also distribute the fund's shares. Thus, funds will not be unnecessarily limited in their choice of executing brokers, and the amendments will not have adverse effects on competition in the provision of brokerage services. We do not anticipate that the amendments will affect capital formation.

VI. PAPERWORK REDUCTION ACT

As explained in the Proposing Release, the amendments [*29] contain a "collection of information" requirement within the meaning of the Paperwork Reduction Act of 1995 ("PRA"). n40 We published notice soliciting comments on the collection of information requirements in the Proposing Release and submitted these requirements to the Office of Management and Budget ("OMB") for review in accordance with *44 U.S.C. 3507*(d) and 5 CFR 1320.11. The title for the collection of information requirements associated with the proposed amendments is "Rule 12b-1 under the Investment Company Act, Distribution of Shares by Registered Open-End Management Investment Company.'" An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. The OMB control number for rule 12b-1 is 3235-0212.

n40 *44 U.S.C. 3501* to 3520.

Rule 12b-1 permits funds to use their assets to pay distribution-related costs. In order to rely on rule 12b-1, [*30] a fund must adopt "a written plan describing all material aspects of the proposed financing of distribution" that is approved by fund shareholders and fund directors. Any material amendments to the rule 12b-1 plan similarly must be approved by fund directors, and any material increase in the amount to be spent under the plan must be approved by fund shareholders. In considering a rule 12b-1 plan, the fund board must request and evaluate information reasonably necessary to make an informed decision. Rule 12b-1 also requires the fund to preserve for six years copies of the plan, any related agreements and reports, as well as minutes of board meetings that describe the factors considered and the basis for implementing or continuing a rule 12b-1 plan.

As discussed above, today we are adopting amendments to rule 12b-1 substantially as proposed. To eliminate a practice that poses significant conflicts of interest and may be harmful to funds and fund shareholders, we are amending rule 12b-1 to prohibit funds from paying for the distribution of their shares with brokerage commissions. Funds that use their selling brokers to execute securities transactions will be required to implement, and [*31] their boards of directors (including a majority of independent directors) to approve, policies and procedures. The policies and procedures must be reasonably designed to prevent: (i) the persons responsible for selecting broker-dealers to effect transactions in fund portfolio securities from taking broker-dealers' promotional or sales efforts into account in making those decisions; and (ii) the fund, its adviser or principal underwriter, from entering into any agreement under which the fund directs brokerage transactions or revenue generated by those transactions to a broker-dealer to pay for distribution of the fund's shares. This requirement includes the following new information collections: (i) a fund's documentation of its policies and procedures, and (ii) the approval by the board of directors of those policies and procedures.

The new information collection requirements are mandatory. Responses provided to the Commission in the context of its examination and oversight program are generally kept confidential. n41 None of the commenters addressed the PRA burden associated with these amendments. OMB approved the information collection requirements. n42

n41 *See* section 31(c) of the Investment Company Act [*15 U.S.C. 80a-30*(c)]. [*32]

n42 In the Proposing Release, we estimated that the aggregate burden for all funds in the first year after adoption would be 649,500 hours. We further estimated that the average weighted annual burden for all funds over the three-year period for which we requested approval of the information collection burden would be approximately 628,833 hours. *See* Proposing Release, *supra* note 5, at section VII.

VII. FINAL REGULATORY FLEXIBILITY ANALYSIS

This Final Regulatory Flexibility Analysis has been prepared in accordance with *5 U.S.C. 604*. It relates to the amendments to rule 12b-1, which governs the use of fund assets to finance the distribution of fund shares. The Initial Regulatory Flexibility Analysis ("IRFA"), which was prepared in accordance with *5 U.S.C. 603*, was published in the Proposing Release. n43 n43 *See* Proposing Release, *supra* note 5, at section VIII.

[*33]

A. Reasons for the Proposed Action

As described more fully in Section I of this Release, the amendments are necessary to address the practice of directing brokerage commissions to particular broker-dealers in order to compensate them for selling fund shares, a practice we believe poses significant conflicts of interests and may be harmful to funds and fund shareholders.

B. Significant Issues Raised by Public Comment

When the Commission proposed the rule amendments that it is now adopting, it requested comment with respect to the proposal and the accompanying IRFA. We received no comments on the IRFA. Twenty-three commenters supported the Commission's proposal to ban the use of directed brokerage to finance distribution. Commenters noted that the practice gives rise to conflicts of interest, causes shareholders to be treated inequitably, may lead to portfolio churning in order to generate brokerage commissions, facilitates circumvention of the NASD's limits on sales charges, may result in inappropriate recommendations by brokers to their customers, and increases execution costs for funds.

Seven commenters opposed the ban on the use of brokerage commissions to pay for distribution. [*34] They argued that the proposed ban is unnecessary to protect investors and would inhibit the ability of funds to obtain best execution, increase commission rates by concentrating the brokerage business among fewer brokers, and eliminate a method of compensating broker-dealers for processing fund transactions and maintaining customer accounts. Opposing commenters offered the following alternatives to the proposed ban: (i) enhanced disclosure of directed brokerage arrangements; (ii) Commission guidance about improper arrangements; (iii) requiring funds to adopt policies and procedures governing brokerage allocation practices; (iv) as with other fund assets, prohibiting the use of brokerage commissions for distribution unless they are used in accordance with a rule 12b-1 plan; and (v) enhanced review and enforcement efforts with respect to existing restrictions on the use of directed brokerage.

C. Small Entities Subject to the Rule

A small business or small organization (collectively, "small entity"), for purposes of the Regulatory Flexibility Act, is a fund that, together with other funds in the same group of related investment companies, has net assets of $ 50 million or less as [*35] of the end of its most recent fiscal year. n44 Of approximately 5,124 registered investment companies, approximately 204 are small entities. n45 As discussed above, the amendments prohibit all funds, regardless of size, from using portfolio brokerage commissions to finance distribution. All funds that use selling brokers to execute portfolio transactions must implement policies and procedures. While we have no reason to expect that small entities will be disproportionately affected by the amendments, it is possible that a larger portion of smaller funds secure shelf space through the use of directed brokerage than is the case with larger funds. If true, smaller funds could incur some unanticipated costs as they adapt to these amendments.

n44 17 CFR 270.0-10.

n45 Some or all of these entities may contain multiple series or portfolios. If a registered investment company is a small entity, the portfolios or series it contains are also small entities.

D. Reporting, Recordkeeping, and Other Compliance Requirements [*36]

The amendments do not include any new reporting or recordkeeping requirements. The amendments introduce a new prohibition, applicable to all funds, including small entities, on the use of fund brokerage commissions to compensate selling brokers. In addition, all funds, including small entities, are prohibited from using selling brokers to execute portfolio transactions unless they have implemented policies and procedures reasonably designed to prevent: (i) the persons responsible for selecting broker-dealers to effect transactions in fund portfolio securities from taking broker-dealers' promotional or sales efforts into account in making those decisions; and (ii) the fund, its adviser or principal underwriter, from entering into any agreement under which the fund directs brokerage transactions or revenue generated by those transactions to a broker-dealer to pay for distribution of the fund's shares. The board of directors must approve these policies and procedures.

E. Commission Action to Minimize Effect on Small Entities

The Regulatory Flexibility Act directs us to consider significant alternatives that would accomplish the stated objective, while minimizing any significant adverse **[*37]** impact on small entities. Alternatives in this category would include: (i) establishing different compliance or reporting standards that take into account the resources available to small entities; (ii) clarifying, consolidating, or simplifying the compliance requirements under the rule for small entities; (iii) using performance rather than design standards; and (iv) exempting small entities from coverage of the rule, or any part of the rule.

Establishing different standards for small entities is not feasible because we believe that a complete ban on the use of brokerage commissions to finance distribution is necessary in light of the intensity of the conflicts of interest that surround the practice. It would be inappropriate to apply a different standard for small entities, whose advisers may face even greater pressure than advisers to larger funds to take all measures to enhance distribution. Shareholders of small funds should receive the same protection as shareholders in large funds.

We do not believe that clarification, consolidation, or simplification of the compliance requirements is feasible. The amendments contain a straightforward ban on the use of brokerage commissions **[*38]** to finance distribution. The special requirements applicable to a fund that uses a selling broker to execute its portfolio securities transactions are likewise clear.

We do not believe that the use of performance rather than design standards is feasible. The amendments prohibit the use of brokerage commissions to finance distribution because the experience of our staff, including a recent staff review of brokerage commission practices, has led us to believe that the conflicts surrounding this practice are largely unmanageable. The requirement that funds that rely on selling brokers to execute transactions must have in place policies and procedures to prevent the persons making brokerage allocation decisions from taking fund sales into account and to prohibit directed brokerage agreements is a performance standard, because it permits funds or their advisers to implement policies and procedures tailored to their organizations.

We believe that it would be impracticable to exempt small entities from the ban. Doing so would deny to small funds and their shareholders the protection that we believe they are due. We also believe that it would be impracticable to exempt small entities that **[*39]** effect fund portfolio transactions through a selling broker from the requirement that they implement policies and procedures.

STATUTORY AUTHORITY

The Commission is proposing amendments to rule 12b-1 under the Investment Company Act pursuant to the authority set forth in sections 12(b) [*15 U.S.C. 80a-12*(b)] and 38(a) [*15 U.S.C. 80a-37*(a)] of the Investment Company Act.

List of Subjects in 17 CFR Part 270

Investment companies, Securities.

TEXT OF RULE

For reasons set forth in the preamble, Title 17, Chapter II of the Code of Federal Regulations is amended to read as follows:

PART 270 -- RULES AND REGULATIONS, INVESTMENT COMPANY ACT OF 1940

1. The authority citation for Part 270 continues to read in part as follows:

AUTHORITY: *15 U.S.C. 80a-1 et seq.*, 80a-34(d), 80a-37, and 80a-39, unless otherwise noted.

* * * *

2. Section 270.12b-1 is amended by:

a. Removing the periods at the end of paragraphs (a)(1) and (a)(2) and adding semi-colons in their places;

b. Removing the word "and" at the end of paragraphs (b)(2) and (b)(3);

c. Removing the comma at the **[*40]** end of the introductory text of paragraph (b)(3)(iv) and adding a colon in its place;

d. Removing the word "and" at the end of paragraph (b)(3)(iv)(B);

e. Adding the word "and" at the end of paragraph (b)(4);

f. Removing the word "and" at the end of paragraph (e);

g. Removing the period at the end of paragraph (f) and adding a semi-colon in its place;

h. Removing the period at the end of paragraph (g) and adding "; and" in its place; and

i. Adding paragraph (h).

The addition reads as follows.

§ 270.12b-1 Distribution of shares by registered open-end management investment company.

* * * *

(h) Notwithstanding any other provision of this section, a company may not:

(1) Compensate a broker or dealer for any promotion or sale of shares issued by that company by directing to the broker or dealer:

(i) The company's portfolio securities transactions; or

(ii) Any remuneration, including but not limited to any commission, mark-up, mark-down, or other fee (or portion thereof) received or to be received from the company's portfolio transactions effected through any other broker (including a government securities broker) or dealer (including a municipal securities dealer or a government securities [*41] dealer); and

(2) Direct its portfolio securities transactions to a broker or dealer that promotes or sells shares issued by the company, unless the company (or its investment adviser):

(i) Is in compliance with the provisions of paragraph (h)(1) of this section with respect to that broker or dealer; and

(ii) Has implemented, and the company's board of directors (including a majority of directors who are not interested persons of the company) has approved, policies and procedures reasonably designed to prevent:

(A) The persons responsible for selecting brokers and dealers to effect the company's portfolio securities transactions from taking into account the brokers' and dealers' promotion or sale of shares issued by the company or any other registered investment company; and

(B) The company, and any investment adviser and principal underwriter of the company, from entering into any agreement (whether oral or written) or other understanding under which the company directs, or is expected to direct, portfolio securities transactions, or any remuneration described in paragraph (h)(1)(ii) of this section, to a broker (including a government securities broker) or dealer (including a municipal [*42] securities dealer or a government securities dealer) in consideration for the promotion or sale of shares issued by the company or any other registered investment company.

By the Commission.

EXHIBIT F

PRICING SHARES

When you buy shares, you pay the offering price. The offering price is the net asset value (NAV) per share plus any applicable sales charge, calculated to two decimal places using standard rounding criteria. When you sell shares, you receive the NAV minus any applicable CDSC.

The value of a mutual fund is determined by deducting the fund's liabilities from the total assets of the portfolio. The net asset value per share is determined by dividing the net asset value of a fund by the number of shares outstanding.

Each Fund calculates the NAV per share of each class each business day at the close of trading on the New York Stock Exchange (NYSE)(normally 1:00 p.m. Pacific time). The Funds do not calculate the NAV on days the NYSE is closed for trading, which include New Year's Day, Martin Luther King Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

When determining its NAV, each Fund values cash and receivables at their realizable amounts, and records interest as accrued and dividends on the ex-dividend date. If market quotations are readily available for portfolio securities listed on a securities exchange or on the Nasdaq National Market System, the Funds value those securities at the last quoted sale price of the day or, if there is no reported sale, within the range of the most recent quoted bid and ask prices. The Funds value over-the-counter portfolio securities within the range of the most recent quoted bid and ask prices. If portfolio securities trade both in the over-the-counter market and on a stock exchange, the Funds value them according to the broadest and most representative market as determined by the manager.

The World Fund values portfolio securities underlying actively traded call options at their market price as determined above. The current market value of any option the World Fund holds is its last sale price on the relevant exchange before the World Fund values its assets. If there are no sales that day or if the last sale price is outside the bid and ask prices, the World Fund values options within the range of the current closing bid and ask prices if the World Fund believes the valuation fairly reflects the contract's market value.

Trading in securities on European and Far Eastern securities exchanges and over-the-counter markets is normally completed well before the close of business of the NYSE on each day that the NYSE is open. Trading in European or Far Eastern securities generally, or in a particular country or countries, may not take place on every NYSE business day. Furthermore, trading takes place in various foreign markets on days that are not business days for the NYSE and on which the Funds' NAVs are not calculated. Thus, the calculation of the Funds' NAVs does not take place contemporaneously with the determination of the prices of many of the portfolio securities used in the calculation and, if events materially affecting the values of these foreign securities occur, the securities will be valued at fair value as determined by management and approved in good faith by the board.

Generally, trading in corporate bonds, U.S. government securities and money market instruments is substantially completed each day at various times before the close of the NYSE. The value of these securities used in computing the NAV is determined as of such times. Occasionally, events affecting the values of these securities may occur between the times at which they are determined and the close of the NYSE that will not be reflected in the computation of the NAV. If events materially affecting the values of these securities occur during this period, the securities will be valued at their fair value as determined in good faith by the board.

Other securities for which market quotations are readily available are valued at the current market price, which may be obtained from a pricing service, based on a variety of factors including recent trades, institutional size trading in similar types of securities (considering yield, risk and maturity) and/or developments related to specific issues. Securities and other assets for which market prices are not readily available are valued at fair value as determined following procedures approved by the board. With the approval of the board, the Funds may use a pricing service, bank or securities dealer to perform any of the above described functions.

EXHIBIT G

DEALER COMPENSATION Distributors and/or its affiliates may provide financial support to securities dealers that sell shares of Franklin Templeton funds. This support is based primarily on the amount of sales of fund shares and/or total assets with Franklin Templeton funds. The amount of support may be affected by: total sales; net sales; levels of redemptions; the proportion of a securities dealer's sales and marketing efforts in Franklin Templeton funds; a securities dealer's support of, and participation in, Distributors' marketing programs; a securities dealer's compensation programs for its registered representatives; and the extent of a securities dealer's marketing programs relating to Franklin Templeton funds. Financial support to securities dealers may be made by payments from Distributors' resources, from Distributors' retention of underwriting concessions and, in the case of funds that have Rule 12b-1 plans, from payments to Distributors under such plans. In addition, certain securities dealers may receive brokerage commissions generated by fund portfolio transactions in accordance with the rules of the National Association of Securities Dealers, Inc.

Distributors routinely sponsors due diligence meetings for registered representatives during which they receive updates on various Franklin Templeton funds and are afforded the opportunity to speak with portfolio managers. Invitation to these meetings is not conditioned on selling a specific number of shares. Those who have shown an interest in Franklin Templeton funds, however, are more likely to be considered. To the extent permitted by their firm's policies and procedures, registered representatives' expenses in attending these meetings may be covered by Distributors.